Exhibit 99.1

Dear Fellow Intrexon Shareholder:

We are pleased to inform you that Intrexon Corporation’s board of directors has approved a plan to pursue a distribution (the “Distribution”) of an aggregate of 53,296,710 shares of common stock of AquaBounty Technologies, Inc. (“AquaBounty”). The shares of AquaBounty will be distributed as a dividend to our shareholders on or about January 18, 2017 (the “Distribution Date”).

The Distribution will occur by way of a pro rata dividend on shares of Intrexon common stock outstanding at the close of business (i.e., 5:00 PM, New York City time) on January 9, 2017 (the “Record Date”). On the Distribution Date, each of Intrexon’s shareholders who held shares on the Record Date will receive a fraction of a share of AquaBounty common stock for every share of Intrexon’s common stock that the shareholder holds. The number of shares of AquaBounty common stock that you will be entitled to receive will be calculated by dividing the total number of shares of AquaBounty common stock to be distributed by the total number of shares of Intrexon common stock outstanding at the close of business on the Record Date, multiplied by the total number of shares of Intrexon common stock you hold at the close of business on the Record Date. The shares of AquaBounty common stock will be issued in book-entry form only and fractional shares will not be issued in the Distribution. Shareholders will instead receive an amount in cash for such fractional interest.

The number of shares of AquaBounty common stock to be distributed to Intrexon shareholders and referenced above will be adjusted to give effect to a reverse stock split (the “Reverse Stock Split”) to be effected prior to the Distribution. The Reverse Stock Split is expected to be effected at a 1-for-30 ratio.

The Distribution does not require the approval of Intrexon shareholders, and you are not required to take any action to receive your shares of AquaBounty common stock.

Following the Distribution, Intrexon will continue to hold a majority of AquaBounty’s outstanding common stock and the shares of Intrexon will continue to trade on the New York Stock Exchange under the symbol “XON.” AquaBounty’s shares have been approved for listing on the NASDAQ Capital Market under the symbol “AQB.”

Intrexon intends to treat the Distribution as a partially taxable dividend to its shareholders for U.S. federal income tax purposes, including for withholding tax purposes. Accordingly, the amount of AquaBounty common stock otherwise distributable may be reduced in respect of U.S. federal income tax withholding, and U.S. federal backup withholding may apply if certain certification requirements are not met. You should consult your own tax advisor as to the particular consequences of the Distribution to you.

We invite you to learn more about AquaBounty by reviewing the enclosed information statement, which describes the Distribution and AquaBounty in detail and contains important information about AquaBounty, including its historical financial statements.

Thank you for your continued support of Intrexon Corporation.

Sincerely,

Randal J. Kirk

Chief Executive Officer

Enclosure

Intrexon Corporation

20374 Seneca Meadows Parkway

Germantown, Maryland 20876

United States

Dear Future AquaBounty Shareholder:

We are very pleased that you will soon be a shareholder of AquaBounty Technologies, Inc. (“AquaBounty”). AquaBounty’s driving force is the belief that modern genetics, married with technological advances in aquaculture production, can spur a radically more responsible and sustainable way of farming Atlantic salmon. Breakthroughs in modern bioscience have revitalized aquaculture and AquaBounty is at the forefront of this Blue Revolution.

Currently, our common stock is listed on the AIM market of the London Stock Exchange. Our common stock has been approved for listing on the NASDAQ Capital Market under the symbol “AQB,” which listing is expected to occur in connection with the distribution of our shares by Intrexon Corporation.

We invite you to learn more about AquaBounty by reviewing the enclosed information statement. We are excited by our future prospects, and look forward to your support as a holder of our common stock.

Sincerely,

Ronald L. Stotish

Executive Director, President and Chief Executive Officer

AquaBounty Technologies, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Subject to Completion, dated December 29, 2016

INFORMATION STATEMENT

AquaBounty Technologies, Inc.

Shares of Common Stock

Intrexon Corporation (“Intrexon”), is sending this information statement to its shareholders in connection with the distribution by Intrexon of 53,296,710 shares of AquaBounty Technologies, Inc. (“AquaBounty”) that are owned by Intrexon to holders of Intrexon’s common stock (the “Distribution”). As of the date of this information statement, Intrexon holds approximately 69.9% of AquaBounty’s outstanding common stock. In addition, following the Distribution and the issuance of shares in connection with the Investment (as defined herein) (collectively, the “Transactions”), Intrexon will own shares of AquaBounty common stock representing approximately 58.1% of the then outstanding shares of AquaBounty common stock.

On December 28, 2016, Intrexon’s board of directors authorized the Distribution to Intrexon’s shareholders of an aggregate of 53,296,710 shares of AquaBounty’s common stock on or about January 18, 2017 (the “Distribution Date”). The Distribution will be effected by Intrexon as a pro rata dividend on shares of Intrexon common stock outstanding at the close of business (i.e., 5:00 PM, New York City time) on January 9, 2017 (the “Record Date”). The Distribution is subject to the conditions described below under “The Distribution—Conditions to Distribution.”

On the Distribution Date, each of Intrexon’s shareholders who held shares on the Record Date will receive a fraction of a share of AquaBounty common stock for every share of Intrexon’s common stock that the shareholder holds. You will not be required to pay any cash or other consideration for the shares of AquaBounty common stock distributed to you or to surrender or exchange your shares of Intrexon common stock to receive the dividend of AquaBounty common stock. The Distribution will not affect the number of outstanding shares of Intrexon common stock held by any shareholder, nor will it affect the rights of holders of Intrexon common stock. No vote of Intrexon shareholders is required or sought in connection with the Distribution, and Intrexon shareholders will have no appraisal rights in connection with the Distribution. You are not being asked for a proxy and you are requested not to send a proxy.

The number of shares of AquaBounty common stock to be distributed to Intrexon shareholders and referenced above will be adjusted to give effect to a reverse stock split (the “Reverse Stock Split”) to be effected prior to the Distribution. The Reverse Stock Split is expected to be effected at a 1-for-30 ratio.

As discussed under “The Distribution—Description of the Distribution—Trading Prior to the Distribution Date,” beginning on or about the Record Date of the Distribution and continuing through the Distribution Date, Intrexon common stock is anticipated to begin trading in two markets: a “regular way” market and an “ex-distribution” market. If you hold shares of Intrexon common stock as of the Record Date for the Distribution and choose to sell those shares in the “regular way” market after the Record Date and on or before the Distribution Date, you also will be selling the right to receive the shares of AquaBounty common stock in connection with the Distribution. However, if you hold shares of Intrexon common stock as of the Record Date and choose to sell those shares in the “ex-distribution” market after the Record Date and on or before the Distribution Date, you will still receive the shares of AquaBounty common stock in the Distribution. You are encouraged to consult your financial advisor regarding the specific implications of selling your Intrexon common stock before or on the Distribution Date.

AquaBounty’s common stock is currently listed on the AIM market of the London Stock Exchange (“AIM”). There is no current U.S. trading market for AquaBounty’s common stock. However, it is anticipated that a limited trading market for AquaBounty common stock will develop on or about the Record Date for the Distribution on a “when-issued” basis and will continue up to and including the Distribution Date. “When-issued” trading in the context of a distribution refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. “When-issued” trades generally settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, it is generally expected that any “when-issued” trading of AquaBounty common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the trade. See “The Distribution—Description of the Distribution—Trading Prior to the Distribution Date” for more information. AquaBounty’s common stock has been approved for listing on the NASDAQ Capital Market under the symbol “AQB.”

AquaBounty is an “emerging growth company” as defined under the federal securities laws. For implications of its status as an “emerging growth company,” please see “Summary—Emerging Growth Company Status” beginning on page 9, “Risk Factors” beginning on page 12, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 44.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 12 of this information statement.

Neither the Securities and Exchange Commission (the “SEC”), nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Intrexon first mailed this information statement to its shareholders on or about                 ,         .

The date of this information statement is                 ,          .

-i-

INFORMATION REGARDING THE CONTENTS OF THIS INFORMATION STATEMENT

Unless otherwise noted or indicated by the context, the terms “AquaBounty,” “the Company,” “we,” “us,” and “our” refer to AquaBounty Technologies, Inc., together with its consolidated subsidiaries, and all references to “Intrexon” mean Intrexon Corporation and its consolidated subsidiaries, including for periods both before and after the Distribution.

The transaction in which AquaBounty shares will be distributed from Intrexon and by which AquaBounty will become a U.S. publicly traded company is referred to in this information statement as the “Distribution.”

This information statement is being sent solely to provide information to Intrexon shareholders who will receive AquaBounty common stock in connection with the Distribution. It is not provided as an inducement or encouragement to buy or sell any securities. You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information contained in this information statement, unless we are so required by applicable securities laws. You should be aware of certain risks relating to the Distribution, our business and ownership of our common stock, which are described under the heading “Risk Factors.”

Trademarks and Market and Industry Data

AquAdvantage® and Aqua Bounty® are registered trademarks of AquaBounty. This information statement also includes the registered trademarks of other persons.

This information statement includes management estimates based on industry and other knowledge; statistical market and industry data that we obtained from industry and general publications; and research, surveys, and studies conducted by third-party sources that we believe to be reliable. We have not independently verified any of the data from third-party sources, and we make no representation as to the accuracy of such information. While we believe internal company estimates are reliable and market definitions are appropriate, they have not been verified by any independent sources, and we make no representations as to the accuracy of such estimates and market definitions.

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

Q:	What is the Distribution?

A:	The Distribution is the method by which Intrexon will distribute shares of AquaBounty common stock held by it to Intrexon shareholders. To complete the Distribution, Intrexon will distribute as a pro rata dividend to its shareholders 53,296,710 shares of AquaBounty common stock, prior to adjustment for the Reverse Stock Split. Following the Distribution, we will be a U.S. publicly traded company, and Intrexon will retain a 58.1% interest in us. You do not have to pay any consideration or give up any portion of your Intrexon common stock to receive our common stock in the Distribution.

Q:	What is AquaBounty?

A:	We are a Delaware corporation that was formed on December 17, 1991. Headquartered in Maynard, Massachusetts, we are a biotechnology company focused on enhancing productivity in the fast-growing aquaculture market through the use of genetic modification and other molecular biologic techniques in order to improve the quality and yield of fish stocks.

Q:	Will AquaBounty common stock trade on a stock market?

A:	Currently, our common stock is listed on AIM. Our common stock has been approved for listing on the NASDAQ Capital Market under the symbol “AQB.” We cannot predict the trading price for our common stock or the availability of an active trading market when such listing on the NASDAQ Capital Market begins.

It is anticipated that the trading of AquaBounty common stock will commence on a “when-issued” basis on or about the Record Date. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. “When-issued” trades generally settle within four trading days after the Distribution Date. Typically, on the first trading day following the Distribution Date, any “when-issued” trading with respect to AquaBounty common stock will end, and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction. For a more detailed description, see “The Distribution—Listing and Trading of AquaBounty Common Stock” beginning on page 31.

Q:	What other transactions are expected to occur in connection with the Distribution?

A:	Intrexon and AquaBounty entered into a stock purchase agreement (the “Purchase Agreement”) on November 7, 2016, pursuant to which, contemporaneously with the Distribution, AquaBounty will sell to Intrexon 72,632,190 shares of AquaBounty common stock, as such number will be adjusted to give effect to the Reverse Stock Split, for proceeds of approximately $25 million (the “Investment”). See “Certain Relationships and Related Transactions, and Director Independence—Purchase Agreement.” The closing of the Investment is conditioned upon the effectiveness of the registration statement of which this information statement is a part, our common stock being approved for listing on the NASDAQ Capital Market, and certain other customary closing conditions.

On February 23, 2016, Intrexon and AquaBounty entered into a convertible debt facility pursuant to which Intrexon agreed to provide AquaBounty with up to $10.0 million in convertible debt (“Convertible Debt”). The debt carried an interest rate of 10%, had a maturity of March 1, 2017, and could be converted into shares of AquaBounty common stock at a price of 23 pence per share using the British pound sterling to U.S. dollar exchange rate, as reported by Reuters, as of the business day prior to the conversion. The entire $10.0 million (plus accrued interest) of Convertible Debt was converted into 36,387,236 shares of AquaBounty common stock on December 16, 2016.

Q:	Why am I receiving this document?

A:	You are receiving this document because you are a holder of Intrexon common stock. If you are a holder of Intrexon common stock as the close of business (i.e., 5:00 PM, New York City time) on January 9, 2017, the Record Date of the Distribution, you will be entitled to receive a fraction of a share of AquaBounty common stock for every share of Intrexon common stock that you hold at the close of business on the Record Date, prior to adjustment for the Reverse Stock Split. This document will help you understand how the Distribution will affect your ownership of Intrexon and AquaBounty, respectively.

Q:	What is the expected date for the completion of the Distribution?

A:	The completion and timing of the Distribution are dependent on a number of conditions, but if the conditions are timely met, we expect the Distribution to be completed on January 18, 2017. See “The Distribution—Conditions to the Distribution.”

Q:	What are the reasons for and benefits of the Distribution?

A:	Intrexon’s board of directors and management believe that the Distribution will provide, among others, the following benefits:

•	the Distribution will help AquaBounty meet the initial listing requirements of the NASDAQ Capital Market, which AquaBounty believes will increase AquaBounty’s access to capital;

•	the Distribution may help prevent the AquaBounty common stock from being delisted from AIM; and

•	the Distribution will allow Intrexon’s shareholders to own directly the shares of AquaBounty common stock that are distributed, rather than owning them indirectly through Intrexon. As a result of the Distribution, Intrexon’s shareholders who retain their shares of AquaBounty common stock will have the opportunity to decide for themselves with their own perspective, how to vote and whether to continue to hold the shares of AquaBounty. See “The Distribution—The Reasons for the Distribution.”

Q:	Who will manage AquaBounty after the Distribution?

A:	AquaBounty will continue to benefit from an experienced leadership team after the Distribution. Mr. Ronald Stotish, Ph.D., who has over 40 years of experience in the discovery, development and commercialization of new animal health products, will continue to serve as Executive Director, Chief Executive Officer and President. Mr. David Frank, an executive with over 30 years of financial management experience, will continue to be our Chief Financial Officer and Treasurer. Mr. Christopher H. Martin will continue to serve as our General Counsel and Corporate Secretary. Dr. Alejandro Rojas, who has been a technical advisor and consultant for over 14 years to numerous global aquaculture and biotech companies working with marine fish, including salmon, seabass, seabream and barramundi, will continue to serve as Chief Operating Officer of AquaBounty Farms. AquaBounty will also benefit from the knowledge, experience and skills of AquaBounty’s full board of directors (our “Board of Directors”). For more information regarding Dr. Stotish, Mr. Frank, Mr. Martin, Dr. Rojas and AquaBounty’s Board of Directors following the Distribution, see “Management.”

Q:	What will I receive in the Distribution?

A:	Intrexon will distribute to its shareholders a fraction of a share of AquaBounty common stock for every share of Intrexon common stock outstanding as of the Record Date for the Distribution, prior to adjustment for the Reverse Stock Split. Intrexon currently estimates that it will have approximately 118,688,689 shares outstanding on the Record Date. Based on that assumption, each of Intrexon’s shareholders who held shares on the Record Date would receive, prior to adjustment for the Reverse Stock Split, approximately 0.449 shares of AquaBounty common stock for every share of Intrexon’s common stock that the shareholder holds as of the Record Date. The number of Intrexon shares you own and your proportionate interest in Intrexon will not change as a result of the Distribution.

Q:	What is the Record Date for the Distribution, and when will the Distribution occur?

A:	The Record Date is January 9, 2017, and ownership is determined as of 5:00 p.m., New York City time, on that date. AquaBounty common stock will be distributed on January 18, 2017, which we refer to as the Distribution Date.

Q:	How many shares of AquaBounty common stock will be distributed in total?

A:	Approximately 53,296,710 shares of AquaBounty common stock will be distributed in the Distribution, based on the total number of shares of Intrexon common stock expected to be outstanding as of the Record Date and prior to adjustment for the Reverse Stock Split. The actual number of shares of AquaBounty common stock to be distributed will be calculated on the Record Date.

Q:	What are the conditions to the Distribution?

A:	The Distribution is subject to a number of conditions, including, among others, (1) the Securities and Exchange Commission declaring effective the registration statement of which this information statement forms a part, and (2) the completion of the Investment. For a more detailed description, see “The Distribution—Conditions to the Distribution” beginning on page 31.

Q:	Can Intrexon decide to cancel the Distribution even if all the conditions have been met?

A:	Yes. Intrexon may waive one or more of these conditions in its sole and absolute discretion, and the determination by Intrexon regarding the satisfaction of the conditions will be conclusive. The fulfillment of these conditions will not create any obligation on Intrexon’s part to effect the Distribution, and Intrexon has reserved the right to amend, modify or abandon the Distribution at any time prior to the Distribution Date. To the extent that Intrexon determines that any modification to the terms or the conditions of the Distribution is material, Intrexon will notify its shareholders in a manner reasonably calculated to inform them of such modifications with a press release, Current Report on Form 8-K or other similar means.

Q:	As a holder of Intrexon common stock as of the Record Date, what do I have to do to participate in the Distribution?

A:	You are not required to take any action to participate in the Distribution, although you are urged to read this entire document carefully. As a holder of shares of Intrexon common stock, you will not need to pay any cash or deliver any other consideration, including any shares of Intrexon common stock, in order to receive shares of AquaBounty common stock in the Distribution. In addition, no shareholder approval of the Distribution is required. We are not asking for a vote and request that you do not send us a proxy card. You will receive a fraction of a share of AquaBounty common stock for every share of Intrexon common stock held as of the Record Date and retained through the Distribution Date, prior to adjustment for the Reverse Stock Split. Intrexon currently estimates that it will have approximately 118,688,689 shares outstanding on the Record Date. Based on that assumption, each of Intrexon’s shareholders who held shares on the Record Date would receive, prior to adjustment for the Reverse Stock Split, approximately 0.449 shares of AquaBounty common stock for every share of Intrexon’s common stock that the shareholder holds as of the Record Date. You may also participate in the Distribution if you purchase Intrexon common stock in the “regular way” market after the Record Date and retain your Intrexon common stock through the Distribution Date. See “The Distribution—Description of the Distribution—Trading Prior to the Distribution Date.”

Q:	If I sell my shares of Intrexon common stock before or on the Distribution Date, will I still be entitled to receive shares of AquaBounty common stock in the Distribution?

A:	Beginning on or about the Record Date of the Distribution and continuing through the Distribution Date, Intrexon common stock is anticipated to begin trading in two markets: a “regular way” market and an “ex-distribution” market. If you hold shares of Intrexon common stock as of the Record Date for the Distribution and choose to sell those shares in the “regular way” market after the Record Date and on or before the Distribution Date, you also will be selling the right to receive the shares of AquaBounty common stock in connection with the Distribution. However, if you hold shares of Intrexon common stock as of the Record Date and choose to sell those shares in the “ex-distribution” market after the Record Date and on or before the Distribution Date, you will still receive the shares of AquaBounty common stock in the Distribution. See “The Distribution—Description of the Distribution—Trading Prior to the Distribution Date.” You are encouraged to consult your financial advisor regarding the specific implications of selling your Intrexon common stock before or on the Distribution Date.

Q:	How will fractional shares be treated in the Distribution?

A:	Any fractional shares of AquaBounty common stock otherwise issuable to you will be sold on your behalf, and you will receive a cash payment with respect to that fractional share. For an explanation of how the cash payments for fractional shares will be determined, see “The Distribution—Description of the Distribution—When and How You Will Receive the Dividend—Fractional Shares.”

Q:	Will my Intrexon common stock continue to trade on a stock market?

A:	Yes, Intrexon common stock will continue to be listed on the NYSE under the symbol “XON.”

Q:	What are the U.S. federal income tax consequences to me of the distribution of shares of AquaBounty common stock pursuant to the Distribution?

A:	The receipt of AquaBounty common stock by holders of Intrexon common stock in the Distribution is expected to be partially taxable for U.S. federal income tax purposes, with the amount of the Distribution equal to (i) the fair market value on the date of the Distribution of the AquaBounty common stock received plus (ii) the cash payment received as a result of the sale by the distribution agent on such holder’s behalf of any fractional share of AquaBounty common stock otherwise issuable to such holder. Intrexon intends to treat the Distribution as a partially taxable dividend to its shareholders for U.S. federal income tax purposes, including for withholding tax purposes. Accordingly, the amount of AquaBounty common stock otherwise distributable may be reduced in respect of U.S. federal income tax withholding, and U.S. federal backup withholding may apply if certain certification requirements are not met. You should consult your tax advisor as to the particular consequences of the Distribution to you. See “The Distribution—Certain U.S. Federal Income Tax Considerations of the Distribution.”

Q:	When will I receive my shares of AquaBounty common stock? Will I receive a stock certificate for my shares of AquaBounty common stock distributed as a result of the Distribution?

A:	Registered holders of Intrexon common stock who are entitled to participate in the Distribution will receive a book-entry account statement reflecting their ownership of AquaBounty common stock. For additional information, registered Intrexon shareholders in the United States, Canada or Puerto Rico should contact Intrexon’s distribution agent, Computershare Trust Company, N.A., at 1-800-736-3001 or through its website at www.computershare.com/investor. Intrexon shareholders located outside the United States, Canada and Puerto Rico may call 781-575-4317. If you would like to receive physical certificates evidencing your shares of AquaBounty common stock, please contact Computershare. See “The Distribution—Description of the Distribution—When and How You Will Receive the Dividend.”

Q:	What if I hold my shares of common stock through a broker, bank or other nominee?

A:	Intrexon shareholders who hold their shares of common stock through a broker, bank or other nominee will have their brokerage account credited with shares of AquaBounty common stock. For additional information, those shareholders should contact their broker or bank directly.

Q:	Are there risks to owning common stock of AquaBounty?

A:	Yes. AquaBounty’s business is subject both to general and specific business risks relating to its operations. In addition, the Distribution and listing of AquaBounty common stock on the NASDAQ Capital Market present certain risks. See “Risk Factors.”

Q:	Does AquaBounty intend to pay cash dividends?

A:	We have never declared or paid any cash dividends on our common stock. We currently intend to retain earnings, if any, to finance the growth and development of our business. We do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, provisions of applicable law, and other factors the Board of Directors deems relevant. See “Market Price Of and Dividends On the Registrant’s Common Equity and Related Stockholder Matters—Dividends.”

Q:	What will the relationship between Intrexon and AquaBounty be following the Distribution?

A:	Following the Transactions, Intrexon will continue to own a majority of our then outstanding common stock. See “Relationship with Intrexon Following the Distribution.”

Q:	Will I have appraisal rights in connection with the Distribution?

A:	No. Holders of Intrexon common stock are not entitled to appraisal rights in connection with the Distribution.

Q:	Who is the exchange agent for your shares of Intrexon common stock?

A:	Computershare Trust Company, N.A.

Q:	Who is the Distribution agent for the Distribution?

A:	Computershare Trust Company, N.A.

Q:	Whom can I contact for more information?

A:	If you have questions relating to the mechanics of the Distribution of AquaBounty common stock, you should contact the Distribution agent:

By Mail to:

Computershare Trust Company, N.A.

250 Royall Street

Canton, MA 02021

By Overnight Courier or Hand-Delivery to:

Computershare Trust Company, N.A.

250 Royall Street

Canton, MA 02021

Before the Distribution, if you have questions relating to the Distribution, you should contact Intrexon at:

Intrexon Corporation

20374 Seneca Meadows Parkway

Germantown, MD 20876

Attention: Investor Relations

Telephone: (301) 556-9900

After the Distribution, if you have questions relating to AquaBounty, you should contact AquaBounty at:

AquaBounty Technologies, Inc.

2 Mill and Main Place, Suite 395

Maynard, MA 01754

Attention: Corporate Secretary

Telephone: (978) 648-6000

SUMMARY

The following is a summary of some of the information contained in this information statement. It does not contain all the details concerning AquaBounty or the Distribution, including information that may be important to you. We urge you to read this entire document carefully, including “Risk Factors,” and “Selected Financial Data” and the consolidated financial statements and the notes to those financial statements included elsewhere in this information statement.

Overview

AquaBounty Technologies, Inc., a Delaware corporation, was formed on December 17, 1991. Our common stock was listed on AIM in 2006. Headquartered in Maynard, Massachusetts, we are a biotechnology company focused on enhancing productivity in the fast-growing aquaculture market. Our principal place of business is located at 2 Mill and Main Place, Suite 395, Maynard, Massachusetts 01754, and our telephone number at that location is (978) 648-6000.

We use genetic modification and other molecular biologic techniques in order to improve the quality and yield of fish stocks and help the aquaculture industry meet growing consumer demand. Since 2008, we have been focused on the regulatory approval of our AquAdvantage Salmon product. Since that time, we completed the New Animal Drug Application (“NADA”), process with the U.S. Food and Drug Administration (“FDA”), for AquAdvantage Salmon, and, on November 19, 2015, we received approval of the NADA.

On May 19, 2016, we received approval from Health Canada, the department of the government of Canada with responsibility for national public health, for the production, sale, and consumption of AquAdvantage Salmon as a novel food and feed in Canada. Previously, we had received approval from Environment Canada, the agency of the government of Canada with responsibility for regulating environmental policies and issues, which decided that AquAdvantage Salmon was not harmful to the environment or human health when produced in contained facilities. Consequently, we have now received approvals for our product from what we believe are two of the most respected and rigorous regulatory agencies in the world.

We believe that receipt of FDA approval for AquAdvantage Salmon not only represents a major milestone for us, but also a significant pioneering development in introducing transgenic animals into the food chain. Although genetically modified crops have been accepted by consumers in the United States and South America for some time, AquAdvantage Salmon is the first genetically modified animal to be approved for human consumption. We intend to deploy AquAdvantage Salmon in land-based, contained, freshwater aquaculture systems, which would allow inland fish farms to be established close to major demand centers in a profitable and environmentally sustainable manner. The technology underlying AquAdvantage Salmon offers the potential to reintroduce salmon aquaculture in the United States, which imported more than $2.1 billion of Atlantic salmon in 2015 according to the U.S. Department of Commerce (the “DOC”).

We have incurred significant losses since our inception. We expect to continue to incur significant losses for the foreseeable future, and we may never achieve or maintain profitability. We have never generated revenues from the sale of AquAdvantage Salmon, and we have had no revenues from any other product since 2008. For the fiscal years ended December 31, 2015 and 2014, we experienced operating losses of $7.0 million and $7.1 million, respectively.

Management is evaluating several paths to revenue generation that follow different timelines, including production of our fish at our existing farm in Panama, purchase of an existing production facility in North America, and construction of a new production facility in North America. Depending on which path or combination of paths is chosen, modest revenues could commence as early as next year from our Panama farm with more significant revenues expected once a new facility is in full production.

Summary of the Distribution

The Distribution

On December 28, 2016, Intrexon’s board of directors authorized the Distribution to Intrexon’s shareholders of an aggregate of 53,296,710 shares of AquaBounty’s common stock on or about January 18, 2017, the Distribution Date, prior to adjustment for the Reverse Stock Split. The Distribution will be effected by Intrexon as a pro rata dividend on shares of Intrexon common stock outstanding at the close of business (i.e., 5:00 PM, New York City time) on January 9, 2017, the Record Date. The Distribution is subject to the conditions described below under “—Conditions to the Distribution.”

Each of Intrexon’s shareholder will receive a fraction of a share of AquaBounty common stock for every share of Intrexon’s common stock that the shareholder holds, prior to adjustment for the Reverse Stock Split. Intrexon currently estimates that it will have approximately 118,688,689 shares outstanding on the Record Date. Based on that assumption, each of Intrexon’s shareholders who held shares on the Record Date would receive, prior to adjustment for the Reverse Stock Split, approximately 0.449 shares of AquaBounty common stock for every share of Intrexon’s common stock that the shareholder holds as of the Record Date. You will not be required to pay any cash or other consideration for the shares of AquaBounty common stock distributed to you or to surrender or exchange your shares of Intrexon common stock to receive the dividend of AquaBounty common stock. The Distribution will not affect the number of outstanding shares of Intrexon common stock held by any shareholder, nor will it affect the rights of holders of Intrexon common stock. No vote of Intrexon shareholders is required or sought in connection with the Distribution, and Intrexon shareholders will have no appraisal rights in connection with the Distribution.

Reasons for the Distribution

Intrexon’s board of directors and management believe that the Distribution will provide, among others, the following benefits:

•	the Distribution will help AquaBounty meet the initial listing requirements of the NASDAQ Capital Market, which AquaBounty believes will increase AquaBounty’s access to capital;

•	the Distribution may help prevent the AquaBounty common stock from being delisted from AIM; and

•	the Distribution will allow Intrexon’s shareholders to own directly the shares of AquaBounty common stock that are distributed, rather than owning them indirectly through Intrexon.

Relationship of AquaBounty and Intrexon after the Distribution

Following the Transactions, Intrexon will continue to own a majority of our then outstanding common stock.

As a result of Intrexon’s continued ownership of a majority of our common stock following the Distribution, we have elected to be treated as a “controlled company” for purposes of the NASDAQ Rules and Intrexon will have the ability to influence our corporate affairs. For more information, see “Corporate Governance—Director Independence; Controlled Company Exemption,” “Risk Factors—Risks Relating to our Common Stock—Intrexon’s significant share ownership position allows it to influence corporate matters” and “Risk Factors—Risks Relating to our Common Stock—Our shareholders will not have the same protections generally available to shareholders of other NASDAQ-listed companies because we are currently a “controlled company” within the meaning of the NASDAQ listing rules.”

On February 23, 2016, Intrexon and AquaBounty entered into a convertible debt facility pursuant to which Intrexon agreed to provide AquaBounty with up to $10.0 million in Convertible Debt. The debt carried an interest rate of 10%, had a maturity of March 1, 2017, and could be converted into shares of AquaBounty common stock at a price of 23 pence per share using the British pound sterling to U.S. dollar exchange rate, as reported by Reuters, as of the business day prior to the conversion. The entire $10.0 million (plus accrued interest) of Convertible Debt was converted into 36,387,236 shares of AquaBounty common stock on December 16, 2016.

In February 2013, we entered into an Exclusive Channel Collaboration Agreement (the “ECC”) with Intrexon pursuant to which we are permitted to use Intrexon’s UltraVector® and other technology platforms to develop and commercialize additional genetically modified traits in finfish for human consumption. The ECC grants us a worldwide license to use specified patents and other intellectual property of Intrexon in connection with the research, development, use, importing, manufacture, sale, and offer for sale of products involving DNA administered to finfish for human consumption. We agreed under the ECC to pay Intrexon, on a quarterly basis, 16.66% of the gross profits calculated for each developed product. We also agreed to pay Intrexon 50% of the quarterly revenue obtained from a sublicensor in the event of a sublicensing arrangement. In addition, we agreed to reimburse Intrexon for the costs of certain services provided by Intrexon. The ECC will continue in effect after the Distribution. For the avoidance of doubt, the ECC does not relate to, and royalties and sublicensing payments will not be payable with respect to, our AquAdvantage Salmon product.

Conditions to the Distribution

The Distribution is subject to a number of conditions, including, among others, (1) the Securities and Exchange Commission declaring effective the registration statement of which this information statement forms a part, and (2) the completion of the Investment. For a more detailed description, see “The Distribution—Conditions to the Distribution” beginning on page 31.

Record Date and Distribution Date

The Distribution will occur by way of a pro rata dividend on shares of Intrexon common stock outstanding at the close of business (i.e., 5:00 PM, New York City time) on January 9, 2017 (the “Record Date”). On the Distribution Date, each of Intrexon’s shareholders who held shares on the Record Date will receive a fraction of a share of AquaBounty common stock for every share of Intrexon’s common stock that the shareholder holds, prior to adjustment for the Reverse Stock Split. Intrexon currently estimates that it will have approximately 118,688,689 shares outstanding on the Record Date. Based on that assumption, each of Intrexon’s shareholders who held shares on the Record Date would receive, prior to adjustment for the Reverse Stock Split, approximately 0.449 shares of AquaBounty common stock for every share of Intrexon’s common stock that the shareholder holds as of the Record Date.

Certain U.S. Federal Income Tax Considerations of the Transaction

The receipt of AquaBounty common stock by holders of Intrexon common stock in the Distribution is expected to be partially taxable for U.S. federal income tax purposes. Intrexon intends to treat the Distribution as a partially taxable dividend to its shareholders for U.S. federal income tax purposes, including for withholding tax purposes. See “The Distribution—Certain U.S. Federal Income Tax Considerations of the Distribution.”

Stock Exchange Listing

Our common stock has been approved for listing on the NASDAQ Capital Market under the symbol “AQB,” which listing will occur in connection with the Distribution.

Risk Factors

You should review the risks relating to the Distribution, our industry and our business, and ownership of our common stock, as described in “Risk Factors.”

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as amended by the Jumpstart Our Business Startups Act (the “JOBS Act”) enacted on April 5, 2012. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These include, but are not limited to, not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies; an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, that require mandatory audit firm rotation or a supplement to the auditors’ report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation not previously approved.

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Section 107 of the JOBS Act provides that our decision not to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act;

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•	the date on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates as of the last day of our second fiscal quarter and (ii) been public for at least 12 months.

RISK FACTORS

The following are certain risk factors that could affect our business, financial condition and results of operations. You should carefully consider the risks described below, together with the other information contained in this information statement, including our consolidated financial statements and the related notes appearing at the end of this information statement. We cannot assure you that any of the events discussed in the risk factors below will not occur. These risks could have a material and adverse impact on our business, results of operations, financial condition, or prospects. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

This information statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this information statement. See “Cautionary Note Regarding Forward-Looking Statements” for information relating to these forward-looking statements.

Risks Relating to our Business

We have a history of net losses and will likely incur future losses, at least during the next five years, and we may not achieve or maintain profitability.

Although we were established in 1991, we did not start to develop our current product portfolio until 1996. In the period since incorporation to September 30, 2016, we have incurred net losses of approximately $96.8 million. These losses reflect our personnel, research and development, and marketing costs. Management is evaluating several paths to revenue generation that follow different timelines, including production of our fish at our existing farm in Panama, purchase of an existing production facility in North America, and construction of a new production facility in North America. Depending on which path or combination of paths is chosen, modest revenues could commence as early as next year from our Panama farm with more significant revenues expected once a new facility is in full production. However, the ability to realize revenues and the timing thereof are not certain, and achieving revenues does not assure that we will become profitable.

We will need substantial additional capital in the future in order to fund our business.

We do not expect significant sales until 2021, at the earliest, and to date we have not generated any profit and expect to incur losses for the foreseeable future and may never become profitable. Therefore, based on our current business plan, we anticipate a need to raise further funds. Any issuance of shares of our common stock could have an effect of depressing the market price of shares of our common stock through dilution of earnings per share or otherwise.

The amount and timing of the expenditures needed to achieve our development and commercialization programs will depend on numerous factors, some of which are outside our control. Changes in our plans could result in the need for additional funds. The primary factor impacting the amount and timing of any additional expenditures is the timing of the completion of our pilot commercial operation for AquAdvantage Salmon, which is expected to commence in 2017. Until the pilot operation is completed, we will have no sources of revenue and thus will require funds to cover operational losses, which have recently averaged between $5 million and $7 million per year.

Following completion of the pilot commercial operation, we plan to commercialize the product through the channel we determine to be most advantageous to the Company. Such efforts may involve producing AquAdvantage Salmon eggs for commercial production, licensing the technology to salmon growers, and/or growing out the salmon in our own land-based facilities. If we elect to grow-out fish ourselves, we would need to invest in the construction of land based recirculating aquaculture system facilities. These facilities have estimated construction costs of $15 million for each 1,000 metric tons of output.

There can be no assurance that additional funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient to enable us to continue to implement our business strategy.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of holders of our common stock will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our common stock. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise additional funds through government or other third-party funding; marketing and distribution arrangements; or other collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates or to grant licenses on terms that may not be favorable to us.

Our ability to generate revenue to support our operations depends on obtaining additional regulatory approvals for AquAdvantage Salmon, and receipt of those approvals is uncertain.

As a genetically modified animal for human consumption, AquAdvantage Salmon required approval from the FDA in the United States and the Ministers of Health and Environment in Canada before it could be produced, sold, or consumed in those countries. Our FDA approval covers the production of our eggs in our hatchery in Canada and the grow-out of our eggs in our facility in Panama. FDA approvals will be needed for each additional facility we plan to bring on line. Additionally, we will require local regulatory approvals in other countries in which we hope to operate. There is no guarantee that we will receive or be able to maintain regulatory approvals from the FDA or other regulatory bodies or that there will not be a significant delay before approval. There is also no guarantee that any approvals granted will not be subject to unduly onerous obligations in relation to matters such as production or labeling, or that any regulator will not require additional data prior to approval, which may be costly and time consuming to acquire.

We will be required to continue to comply with FDA regulations.

Even with the approval of the NADA for AquAdvantage Salmon, we must continue to comply with FDA requirements not only for manufacturing, but also for labeling, advertising, record keeping, and reporting to the FDA of adverse events and other information. Failure to comply with these requirements could subject us to administrative or judicial enforcement actions, including but not limited to product seizures, injunctions, civil penalties, criminal prosecution, refusals to approve new products, or withdrawal of existing approvals, as well as increased product liability exposure, any of which could have a material adverse effect on our business, financial condition, or results of operations.

Ethical, legal, and social concerns about genetically modified organisms could limit or prevent the use of our products and limit our revenues.

Our technologies involve the use of genetically modified organisms. Public perception about the safety and environmental hazards of, and ethical concerns over, genetically engineered products could influence public acceptance of our technologies and products. Activist groups opposing genetic modifications of organisms have recently pressured a number of retail food outlets and grocery chains to publicly state that they will not carry genetically modified Atlantic salmon. If we are not able to overcome the ethical, legal, and social concerns relating to genetic engineering, products using our technologies may not be accepted in the marketplace, and demand for our products could fall short of what we expect. These concerns could also result in increased expenses, regulatory scrutiny, delays, or other impediments to implementation of our business plan.

The subject of genetically modified organisms has received negative publicity, which has aroused public debate. This adverse publicity could lead to greater regulation and trade restrictions on imports of genetically altered products. Further, there is a concern that products produced using our technologies could be perceived to cause adverse events, which could also lead to negative publicity.

We may have limited success in gaining consumer acceptance of our products.

There is an active and vocal group of opponents to genetically modified organisms who wish to ban or restrict the technology and who, at a minimum, hope to sway consumer perceptions and acceptance of this technology. Their efforts include regulatory legal challenges and labeling campaigns for genetically modified products, as well as application of pressure to consumer retail outlets seeking a commitment not to carry genetically modified Atlantic salmon. Consumer acceptance could also be adversely affected if AquAdvantage Salmon were found, or believed, to grow to a larger final size than traditional Atlantic salmon. We may not be able to overcome the negative consumer perceptions that these organizations have instilled against our products.

We may be sued by non-governmental organizations and others who are opposed to the development or commercialization of genetically modified organisms.

There are many organizations in the United States and elsewhere that are fundamentally opposed to the development of genetically modified organisms. These groups have a history of bringing legal action against companies attempting to bring new biotechnology products to market. On January 16, 2014, an application was filed by two non-governmental organizations (“NGOs”) with the Canadian Federal Court seeking judicial review to declare invalid the decision by the Canadian Minister of the Environment to publish in the Canadian Gazette a Significant New Activity Notice (“SNAN”) with respect to AquAdvantage Salmon. Though the Canadian Federal Court dismissed this challenge, the petitioners filed an appeal of the ruling, which was subsequently dismissed by the Canadian Federal Court of Appeal on October 21, 2016.

In the United States, a coalition of NGOs filed a complaint on March 30, 2016, against the FDA, the United States Fish and Wildlife Service, and related individuals for their roles in the approval of AquAdvantage Salmon, claiming that the FDA had no statutory authority to regulate genetically modified animals, and, if it did, that the agency failed to analyze and implement measures to mitigate ecological, environmental, and socioeconomic risks that could impact wild salmon and the environment, including the risk that AquAdvantage Salmon could escape and threaten endangered wild salmon stocks. Among other things, the claimants are seeking a judgment that the FDA decision to approve AquAdvantage Salmon is not authorized by the federal Food, Drug and Cosmetic Act (“FFDCA”); that an injunction be issued requiring the FDA to withdraw its assertion of jurisdiction over animals that contain genetically modified organisms (“GMOs”); that the FDA decision to approve AquAdvantage Salmon and its Environmental Assessment (“EA”) and Finding of No Significant Impact (“FONSI”) determinations be declared in violation of the FFDCA; and that the decision to approve the AquAdvantage Salmon NADA be vacated.

Though we believe this legal action lacks merit, it is currently ongoing. We may be subject to future litigation brought by one or more of these organizations in their attempt to block the development or sale of our product. In addition, animal rights groups and various other organizations and individuals have attempted to stop genetic engineering activities by pressing for legislation and additional regulation in these areas. To the extent the actions of these organizations are successful, our business may be adversely affected. Such actions, even if unsuccessful, may distract management from its operational priorities and may cause us to incur significant costs.

We may have to label our AquAdvantage Salmon at the retail level as containing a genetically modified organism, which could negatively impact consumer acceptance.

Until the recent passage of the National Sea Grant College Program Reauthorization in July 2016, which contained the National Bioengineered Food Disclosure Standard, or Labeling Act, our AquAdvantage Salmon did not need to be labeled as containing a genetically modified organism, because it had been deemed to be “substantially equivalent” to the traditional product. However, because several states either passed or considered new laws specifying varying requirements for labeling products sold at the retail level that contain genetically modified ingredients, the United States Congress passed the Labeling Act to establish a national standard for package labeling for foods containing genetically modified ingredients. The United States Department of Agriculture has until July 2018 to implement this new law. Labeling requirements could cause consumers to view the label as either a warning or as an indication that AquAdvantage Salmon is inferior to traditional Atlantic salmon, which could negatively impact consumer acceptance of our product.

The markets in which we intend to sell our products are subject to significant regulations.

In addition to our FDA approval for the sale and consumption of AquAdvantage Salmon in the United States, we will also be subject to state and local regulations and permitting requirements, which could impact or delay the commercialization and commencement of revenue generation from the sale of AquAdvantage Salmon. International sales are also subject to rules and regulations promulgated by regulatory bodies within foreign jurisdictions. There can be no assurance that foreign, state, or local regulatory bodies will approve the sale of our product in their jurisdiction.

We may incur significant costs complying with environmental, health, and safety laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

Our operations are subject to a variety of federal, state, local, and international laws and regulations governing, among other matters, the use, generation, manufacture, transportation, storage, handling, disposal of, and human exposure to our products in both the United States and overseas, including regulation by governmental regulatory agencies, such as the FDA and the U.S. Environmental Protection Agency. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with these laws and regulations.

We may become subject to increasing regulation in the future.

Regulations pertaining to genetically modified animals are still developing and could change from their present state. We could be subject to increasing or more onerous regulatory hurdles as we attempt to commercialize our product, which could require us to incur significant additional capital and operating expenditures and other costs in complying with these laws and regulations. Our regulatory burdens could also increase if AquAdvantage Salmon are found, or believed, to grow to a larger final size than traditional Atlantic salmon.

Atlantic Salmon farming is restricted in certain states.

Concerns regarding the possible environmental impact from AquAdvantage Salmon have led Washington and California to impose legislative and regulatory restrictions or bans on its farming. In addition, some states, such as Alaska, have enacted restrictions on Atlantic salmon farming generally. While we currently believe that many states will offer excellent potential sites for AquAdvantage Salmon production systems, if additional states adopt similar restrictions, or otherwise prohibit the rearing of AquAdvantage Salmon in those states, the number of potential sites available to us for production farms in the United States could be reduced.

The loss of AquAdvantage Salmon broodstock could result in the loss of our commercial technology.

Our intellectual property for AquAdvantage Salmon resides in the breeding population of live fish, or broodstock, themselves. Destruction of AquAdvantage Salmon broodstocks by whatever means would result in the loss of the commercial technology. Live animals are subject to disease that may, in some cases, prevent or cause delay in the export of fish or eggs to customers. Disease organisms may be present undetected and transferred inadvertently. In addition, our broodstock is kept at a limited number of facilities, and damage to or failure of critical systems at any one of those facilities could lead to the loss of a substantial percentage of our broodstock. Such events may cause loss of revenue, increased costs, or both.

Atlantic salmon farming is subject to disease outbreaks, which can increase the cost of production and/or reduce production harvests.

Salmon farming systems, particularly conventional, open sea-cage systems, are vulnerable to disease introduction and transmission, primarily from the marine environment or adjacent culture systems. The economic impact of disease to these production systems can be significant, as farmers must incur the cost of preventative measures, such as vaccines and antibiotics, and then, if the fish become infected, the cost of lost or reduced harvests. Although we will produce and grow our AquAdvantage Salmon in land-based, closed containment facilities, we will still be at risk for potential disease outbreaks. We have implemented biosecurity measures in our facilities intended to prevent or mitigate disease impact, but there can be no assurance that any measures will be 100% effective.

Our ability to compete may be negatively impacted if we do not adequately protect our proprietary technologies or if we lose some of our intellectual property rights.

Our success depends in part on our ability to obtain patents and maintain adequate protection of our intellectual property in the United States and abroad for our technologies and resultant products and potential products. We have adopted a strategy of seeking patent protection in the United States and abroad with respect to certain of the technologies used in or relating to our products; however, the patent to the technology covering AquAdvantage Salmon, which we license under a global, perpetual, royalty-free, non-exclusive license from Genesis and HSC, expired in August 2013. We expect to protect our proprietary technology in regards to AquAdvantage Salmon through a combination of in-house know-how and the deterrence of the regulatory process that would need to be completed for a competing product to be commercialized, which we believe would be cost-prohibitive to our competitors. There can be no guaranty that this strategy will be successful.

We also rely on trade secrets to protect our technologies, particularly in cases when we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect, and we may not be able to adequately protect our trade secrets or other proprietary or licensed information. While we require our employees, academic collaborators, consultants, and other contractors to enter into confidentiality agreements with us, if we cannot maintain the confidentiality of our proprietary and licensed technologies and other confidential information, our ability and that of our licensor to receive patent protection, and our ability to protect valuable information owned or licensed by us may be imperiled.

Enforcing our intellectual property rights may be difficult and unpredictable.

Enforcing our intellectual property rights can be expensive and time consuming, and the outcome of such efforts can be unpredictable. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our technologies, the defendant could counterclaim that our patent is invalid and/or unenforceable or assert that the patent does not cover its manufacturing processes, manufacturing components, or products. Furthermore, in patent litigation in the United States, defendant counterclaims alleging both invalidity and unenforceability are commonplace. Although we may believe that we have conducted our patent prosecution in accordance with the duty of candor and in good faith, the outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity of our patent rights, we cannot be certain, for example, that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would not be able to exclude others from practicing the inventions claimed therein. Such a loss of patent protection could have a material adverse impact on our business. Even if our patent rights are found to be valid and enforceable, patent claims that survive litigation may not cover commercially valuable products or prevent competitors from importing or marketing products similar to our own, or using manufacturing processes or manufacturing components similar to those used to produce the products using our technologies.

Although we believe we have obtained assignments of patent rights from all inventors, if an inventor did not adequately assign their patent rights to us, a third party could obtain a license to the patent from such inventor. This could preclude us from enforcing the patent against such third party.

We may not be able to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, often do not favor the enforcement of patents and other intellectual property protection, particularly those relating to genetic engineering. This could make it difficult for us to stop the infringement of our patents or misappropriation of our other intellectual property rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

Competitors and potential competitors may develop products and technologies that make ours obsolete or garner greater market share than ours.

We do not believe that we have a direct competitor for genetically modified, growth-enhanced Atlantic salmon. However, the market for Atlantic salmon is dominated by a group of large, multinational corporations with entrenched distribution channels. Our ability to compete successfully will depend on our ability to demonstrate that AquAdvantage Salmon is superior to and/or less expensive than other products available in the market. Certain of our competitors may benefit from government support and other incentives that are not available to us. As a result, our competitors may be able to develop competing and/or superior products and compete more aggressively and sustain that competition over a longer period of time than we can. As more companies develop new intellectual property in our markets, a competitor could acquire patent or other rights that may limit our ability to successfully market our product.

If our technologies or products are stolen, misappropriated, or reverse engineered, others could use the technologies to produce competing technologies or products.

Third parties, including our collaborators, contractors, and others involved in our business often have access to our technologies. If our technologies or products were stolen, misappropriated, or reverse engineered, they could be used by other parties that may be able to reproduce our technologies or products using our technologies for their own commercial gain. If this were to occur, it would be difficult for us to challenge this type of use, especially in countries with limited intellectual property protection.

If we lose key personnel, including key management personnel, or are unable to attract and retain additional personnel, it could delay our commercialization plans or harm our research and development efforts, and we may be unable to sell or develop our own products.

Our success depends substantially on the efforts and abilities or our officers and other key employees. The loss of any key members of our management, or the failure to attract or retain other key employees who possess the requisite expertise for the conduct of our business, could prevent us from developing and commercializing our products and executing on our business strategy. We may not be able to attract or retain qualified employees in the future due to the intense competition for qualified personnel among biotechnology and other technology-based businesses, or due to the unavailability of personnel with the particular qualifications or experience necessary for our business. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience staffing constraints that could adversely affect our ability to meet the demands of our customers in a timely fashion or to support our internal research and development programs. In particular, our product development programs are dependent on our ability to attract and retain highly skilled scientists. Competition for experienced scientists and other technical personnel from numerous companies and academic and other research institutions may limit our ability to attract and retain such personnel on acceptable terms.

We may encounter difficulties managing our growth, which could adversely affect our business.

We could face a period of rapid growth following commercial availability of our products, which may place significant pressure on our management, sales, operational, and financial resources. The execution of our business plan and our future success will depend, in part, on our ability to manage current and planned expansion and on our ability to continue to implement and improve our operational management. Any failure to manage the planned growth may have a significant adverse effect on our business, financial condition, trading performance, and prospects.

We may pursue strategic acquisitions and investments that could have an adverse impact on our business if they are unsuccessful.

If appropriate opportunities become available, we may acquire businesses, assets, technologies, or products to enhance our business in the future. In connection with any future acquisitions, we could:

•	issue additional equity securities, which would dilute our current shareholders;

•	incur substantial debt to fund the acquisitions; or

•	assume significant liabilities.

Acquisitions involve numerous risks, including:

•	difficulties integrating the purchased operations, technologies, or products;

•	unanticipated costs and other liabilities;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with current and/or prospective customers and/or suppliers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees.

We do not have extensive experience in managing the integration process, and we may not be able to successfully integrate any businesses, assets, products, technologies, or personnel that we might acquire in the future without a significant expenditure of operating, financial, and management resources. The integration process could divert management time from focusing on operating our business, result in a decline in employee morale, or cause retention issues to arise from changes in compensation, reporting relationships, future prospects, or the direction of the business. Acquisitions also may require us to record goodwill and non-amortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges, incur amortization expenses related to certain intangible assets, and incur large and immediate write-offs and restructuring and other related expenses, all of which could harm our operating results and financial condition. In addition, we may acquire companies that have insufficient internal financial controls, which could impair our ability to integrate the acquired company and adversely impact our financial reporting. If we fail in our integration efforts with respect to any of our acquisitions and are unable to efficiently operate as a combined organization, our business and financial condition may be adversely affected.

We have entered into agreements that require us to pay a significant portion of our future revenue to third parties.

In 2009, we received a grant from the Atlantic Canada Opportunities Agency to fund a research program. A total of C$2.9 million was made available under the grant, and we received the entire amount through December 31, 2015. Once we begin to generate revenue, we must commence repayment of the outstanding loan in the form of a 10% royalty. These loan payments could negatively impact our ability to support our operations.

In February 2013, we entered into an Exclusive Channel Collaboration Agreement (the “ECC”) with Intrexon pursuant to which we are permitted to use Intrexon’s UltraVector® and other technology platforms to develop and commercialize additional genetically modified traits in finfish for human consumption. The ECC grants us a worldwide license to use specified patents and other intellectual property of Intrexon in connection with the research, development, use, importing, manufacture, sale, and offer for sale of products involving DNA administered to finfish for human consumption. We agreed under the ECC to pay Intrexon, on a quarterly basis, 16.66% of the gross profits calculated for each developed product. We also agreed to pay Intrexon 50% of the quarterly revenue obtained from a sublicensor in the event of a sublicensing arrangement. In addition, we agreed to reimburse Intrexon for the costs of certain services provided by Intrexon. The ECC will continue in effect after the Distribution. These payments could negatively impact our ability to support our operations.

Our financial condition or results of operations may be adversely affected by international business risks, including exchange rate fluctuation.

The majority of our employees, including our research personnel, are located outside of the United States. As a consequence of the international nature of our business, we are exposed to risks associated with changes in foreign currency exchange rates. We are based in the United States and present our financial statements in U.S. dollars and the majority of our cash resources are held in U.S. dollars or in Canadian dollars. Some of our future expenses and revenues are expected to be denominated in currencies other than in U.S. dollars. Therefore, movements in exchange rates to translate to foreign currencies may have a negative impact on our reported results of operations, financial position, and cash flows.

We have received government research grants and loans in the past, but such grants and loans may not be available in the future.

We have in the past received government assistance in the form of research grants and loans to partially fund various research projects, including projects involving our AquAdvantage Salmon. There can be no assurance that additional government assistance will be available in the future to help offset the cost of our research activities, in which case we would need to fund our research projects entirely from our available cash resources, which may be limited. This could delay progress on future product development and introduction. In addition, we may be subject to audit by the government agencies that provided research assistance to ensure that the funds were used in accordance with the terms of the grant or loan. Any audit of the use of these funds would require the expenditure of funds and result in the diversion of management’s attention.

Risks Relating to the Distribution

We may not realize the potential benefits from the Distribution.

We expect to incur one-time transaction and related costs related to the Distribution and to incur additional ongoing costs related to operating as an independent public company, as discussed below. However, even though we will incur these additional costs, we may not realize the potential benefits that we expect from the expected listing on the NASDAQ Capital Market, including what we believe would be increased opportunities to access capital.

Our success will depend in part on our ongoing relationship with Intrexon after the Distribution.

We are party to agreements with Intrexon that will remain in effect following completion of the Distribution, including the ECC. Our success will depend, in part, on the maintenance of our ongoing relationship with Intrexon.

After the Distribution, certain members of management and our Board of Directors may hold stock in both Intrexon and AquaBounty, and as a result may face actual or potential conflicts of interest.

After the Distribution, the management and directors of each of Intrexon and AquaBounty may own both Intrexon common stock and AquaBounty common stock. This ownership overlap could create, or appear to create, potential conflicts of interest when AquaBounty management and directors and Intrexon management and directors face decisions that could have different implications for AquaBounty and Intrexon. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between AquaBounty and Intrexon regarding the terms of their relationship following the Distribution. Potential conflicts of interest may also arise out of additional commercial arrangements that AquaBounty or Intrexon may enter into in the future.

No vote of Intrexon shareholders is required in connection with the Distribution.

No vote of Intrexon shareholders is required in connection with the Distribution. Accordingly, if this transaction occurs and you do not want to receive AquaBounty common stock in the Distribution, your only recourse will be to divest yourself of your Intrexon common stock prior to the Record Date for the Distribution.

Risks Relating to our Common Stock

Intrexon’s significant share ownership position allows it to influence corporate matters.

Intrexon currently holds approximately 69.9% of our outstanding shares of common stock. Following the completion of the Transactions, Intrexon is expected to own approximately 58.1% of our outstanding shares of common stock. In addition, we have granted to Intrexon certain rights to nominate members of our Board of Directors that are intended to ensure that Intrexon-nominated Board members represent a percentage of our Board that is proportionate to Intrexon’s percentage ownership of our common stock. Accordingly, Intrexon will be able to significantly influence who serves on our Board of Directors and the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the outcome of any proposed merger or consolidation of our company. Intrexon’s interests may not be consistent with those of our other shareholders. In addition, Intrexon’s significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our common stock.

An active trading market for our common stock may not develop or be sustained.

Although our common stock is currently traded on AIM and we will be listed on the NASDAQ Capital Market prior to the Distribution, an active trading market for our common stock may never develop or, if developed, be maintained. If an active market for our common stock does not develop or is not maintained, it may be difficult for shareholders to sell shares of our common stock. An inactive trading market may impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The price of our shares of common stock is likely to be volatile.

The share price of publicly traded emerging companies can be highly volatile and subject to wide fluctuations. The prices at which our common stock are quoted and the prices which investors may realize will be influenced by a large number of factors, some specific to our company and operations and some which may affect the quoted biotechnology sector, or quoted companies generally. These factors could include variations in our operating results, publicity regarding the process of obtaining regulatory approval to commercialize our products, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, overall market or sector sentiment, legislative changes in our sector, the performance of our research and development programs, large purchases or sales of our common stock, currency fluctuations, legislative changes in the genetic engineering environment, and general economic conditions. Certain of these events and factors are outside of our control. Stock markets have from time to time experienced severe price and volume fluctuations, which, if recurring, could adversely affect the market prices for our commons stock.

Substantial sales of our common stock may occur in connection with the Distribution, which could cause the market price of our common stock to decline or experience volatility.

The shares of our common stock that Intrexon distributes to its shareholders generally may be sold immediately in the public market. We are unable to predict whether large amounts of our common stock will be sold in the open market following the Distribution. Although we have no actual knowledge of any plan or intention on the part of any holder of five percent or more of the outstanding shares of Intrexon to sell our common stock on or after the Record Date, following the Distribution, the shares of AquaBounty common stock held by Intrexon’s shareholders will represent an investment in a biotechnology company with a different business profile from Intrexon. Accordingly, it is possible that some Intrexon shareholders will sell our common stock received in the Distribution for reasons such as our business profile or market capitalization as a public company not fitting their investment objectives or because our common stock is not included in certain indices after the Distribution. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of or volatility in the market price of our common stock.

We do not anticipate paying cash dividends in the foreseeable future, and, accordingly, shareholders must rely on stock appreciation for any return on their investment.

We have never declared or paid cash dividends on our common stock. We do not anticipate paying cash dividends in the foreseeable future and intend to retain all of our future earnings, if any, to finance the operations, development, and growth of our business. There can be no assurance that AquaBounty will have sufficient surplus under Delaware law to be able to pay any dividends at any time in the future. As a result, absent payment of dividends, only appreciation of the price of our common stock, which may never occur, will provide a return to shareholders. You may also have to sell some or all of your shares of our common stock in order to generate cash flow from your investment in us.

If securities or industry analysts do not publish research or reports, or publish inaccurate or unfavorable research or reports about our business, our share price and trading volume could decline.

The U.S. trading market for our shares of common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If no securities or industry analysts commence coverage of us, the trading price for our shares of common stock may be negatively impacted. If we obtain securities or industry analyst coverage and one or more of the analysts who covers us downgrades our shares of common stock, changes their opinion of our shares, or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our shares of common stock could decrease and we could lose visibility in the financial markets, which could cause our share price and trading volume to decline.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our shares of common stock less attractive to investors.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, the adoption of new or revised financial accounting standards until they would apply to private companies, compliance with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditors’ report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation not previously approved. Under the JOBS Act, we will remain an “emerging growth company” until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act, (2) the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more, (3) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, and (4) the date on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act. We cannot predict if investors will find our shares of common stock to be less attractive because we may rely on these exemptions. If some investors find our shares of common stock less attractive as a result, there may be a less active trading market for our shares of common stock and our share price may be more volatile.

Under the JOBS Act, emerging growth companies also can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Our shareholders will not have the same protections generally available to shareholders of other NASDAQ-listed companies because we are currently a “controlled company” within the meaning of the NASDAQ listing rules.

Because Intrexon holds a majority of the voting power for the election of our Board of Directors, we are a “controlled company” within the meaning of NASDAQ Listing Rule 5615(c). As a controlled company, we qualify for exemptions from several of NASDAQ’s corporate governance requirements, including requirements that:

•	a majority of our Board of Directors consist of independent directors;

•	compensation of officers be determined or recommended to our Board of Directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

•	director nominees be selected or recommended to our Board of Directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

While our Board of Directors has determined that a majority of its members are independent, we may not have a compensation committee or a nominating committee composed entirely of independent directors. Accordingly, our shareholders may not be afforded the same protections generally as shareholders of other NASDAQ-listed companies for so long as Intrexon controls the composition of our Board of Directors and our Board of Directors determines to rely upon exemptions available to controlled companies.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

While we have no specific plan to issue preferred stock, our certificate of incorporation authorizes us to issue, without the approval of our shareholders, one or more series of preferred stock having such designation, relative powers, preferences, including preferences over our common stock respecting dividends and distributions, voting rights, terms of conversion or redemption, and other relative, participating, optional, or other special rights, if any, of the shares of each such series of preferred stock and any qualifications, limitations or restrictions thereof, as our Board of Directors may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock.

The financial reporting obligations of being a public company in the United States are expensive and time consuming and may place significant additional demands on our management.

Prior to the effectiveness of the registration statement, of which this information statement forms a part, we have not been subject to public company reporting obligations in the United States. The additional obligations of being a public company in the United States require significant additional expenditures, which we estimate will be approximately $400 thousand annually, and place additional demands on our management, including costs resulting from public company reporting obligations under the Exchange Act, and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the listing requirements for the NASDAQ Capital Market, the exchange on which we have applied to list our common stock. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, despite recent reforms made possible by the JOBS Act, the reporting requirements, rules, and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly, particularly if we were no longer to qualify as an “emerging growth company.” Any changes that we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all.

We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These factors also could make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, particularly to serve on our Audit Committee and Compensation Committee, or as executive officers.

There can be no assurance that we will be able to comply with other continued listing standards of the NASDAQ Capital Market.

Even though our common stock has been approved for listing on the NASDAQ Capital Market, we cannot assure you that we will be able to comply with standards necessary to maintain a listing of our common stock on the NASDAQ Capital Market. Our failure to meet the continuing listing requirements may result in our common stock being delisted from the NASDAQ Capital Market.

Provisions in our corporate documents and Delaware law could have the effect of delaying, deferring or preventing a change in control of us, even if that change may be considered beneficial by some of our shareholders.

The existence of some provisions of our articles of incorporation or our bylaws or Delaware law could have the effect of delaying, deferring or preventing a change in control of us that a shareholder may consider favorable. These provisions include:

•	providing that the number of members of our board is limited to a range fixed by our bylaws;

•	establishing advance notice requirements for nominations of candidates for election to our Board of Directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

•	authorizing the issuance of “blank check” preferred stock, which could be issued by our Board of Directors to issue securities with voting rights and thwart a takeover attempt.

As a Delaware corporation, we will also be subject to provisions of Delaware law, including Section 203 of the General Corporation Law of the State of Delaware. Section 203 prevents some shareholders holding more than 15% of our voting stock from engaging in certain business combinations unless the business combination or the transaction that resulted in the shareholder becoming an interested shareholder was approved in advance by our Board of Directors, results in the shareholder holding more than 85% of our voting stock, subject to certain restrictions, or is approved at an annual or special meeting of shareholders by the holders of at least 66 2/3% of our voting stock not held by the shareholder engaging in the transaction.

Any provision of our certificate of incorporation or our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This information statement contains “forward-looking statements.” Forward-looking statements include any statements that address future results or occurrences. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “would,” “should,” “could,” or the negatives thereof. Generally, the words “anticipate,” “believe,” “continue,” “expect,” “intend,” “estimate,” “project,” “plan,” and similar expressions identify forward-looking statements. In particular, statements about our expectations, beliefs, plans, objectives, assumptions, or future events or performance contained in this information statement in “Information on AquaBounty,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements. These forward-looking statements include statements that are not historical facts, including statements concerning our possible or assumed future actions and business strategies and the process of obtaining regulatory approval to commercialize our product candidates.

We have based these forward-looking statements on our current expectations, assumptions, estimates, and projections. While we believe these expectations, assumptions, estimates, and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks, uncertainties, and other factors, many of which are outside of our control, which could cause our actual results, performance, or achievements to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. These risks, uncertainties, and other factors include, but are not limited to:

•	the anticipated benefits and characteristics of our AquAdvantage® Salmon product;

•	the uncertainty of achieving the business plan, future revenue, and operating results;

•	developments concerning our research projects;

•	our ability to successfully enter new markets or develop additional products;

•	competition from existing technologies and products or new technologies and products that might emerge;

•	actual or anticipated variations in our operating results;

•	our cash position and ability to raise additional capital to finance our activities;

•	market conditions in our industry;

•	our ability to protect our intellectual property and other proprietary rights and technologies;

•	our ability to adapt to changes in laws or regulations and policies;

•	the ability to secure any necessary regulatory approvals to commercialize any products;

•	the rate and degree of market acceptance of any products developed through the application of genetic engineering, including genetically modified fish;

•	our ability to retain and recruit key personnel;

•	the ability of our majority shareholder, Intrexon, to control us;

•	the success of any of our future acquisitions or investments;

•	international business risks and exchange rate fluctuations;

•	the possible volatility of our stock price;

•	our limited operating history and track record of operating losses; and

•	our estimates regarding expenses, future revenue, capital requirements, and needs for additional financing.

We caution you that the foregoing list may not contain all of the risks to which the forward-looking statements made in this information statement are subject. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this information statement, particularly in “Risk Factors”, that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments that we may make.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. These forward-looking statements are made only as of the date of this information statement. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments unless required by federal securities law. New risks emerge from time to time, and it is not possible for us to predict all such risks.

THE DISTRIBUTION

On December 28, 2016, Intrexon’s board of directors authorized the Distribution to Intrexon’s shareholders of an aggregate of 53,296,710 shares of AquaBounty’s common stock on or about January 18, 2017 (the “Distribution Date”), prior to adjustment for the Reverse Stock Split. The Distribution will be effected by Intrexon as a pro rata dividend on shares of Intrexon common stock outstanding at the close of business (i.e., 5:00 PM, New York City time) on January 9, 2017 (the “Record Date”). The Distribution is subject to the conditions described below under “—Conditions to the Distribution.”

AquaBounty is a Delaware corporation formed on December 17, 1991. Our common stock was listed on AIM in 2006. On December 23, 2016, the closing price of a share of our common stock on AIM was 24 pence (the “Closing Price”), which is equivalent to approximately $0.29 per share, calculated by multiplying the Closing Price by the exchange rate for British pounds sterling to U.S. dollars on December 23, 2016, as published on the WM/Reuters Service at 4.00 p.m. London time on such date.

Intrexon first became a shareholder of AquaBounty in November 2012, and, as of the date of this information statement, it holds 135,501,904 shares of our common stock representing approximately 69.9 of our total outstanding common stock. In addition, in February 2016, AquaBounty and Intrexon executed a convertible debt facility providing for borrowings of up to $10.0 million (“Convertible Debt”). The full $10 million borrowed under this debt facility (plus accrued interest) was converted into 36,387,236 shares of AquaBounty common stock on December 16, 2016.

On November 7, 2016, we entered into the Purchase Agreement, pursuant to which AquaBounty will sell to Intrexon 72,632,190 shares of AquaBounty common stock for proceeds of approximately $25 million (the “Investment”). For more information, see “Certain Relationships and Related Transactions, and Director Independence—Purchase Agreement.”

Following the Distribution and the issuance of shares of our common stock upon the conversion of the outstanding Convertible Debt and the issuance of shares in connection with the Investment, Intrexon will own shares of our common stock representing approximately 58.1% of the then outstanding shares of our common stock.

Reasons for the Distribution

Intrexon’s board of directors has determined to proceed with the Distribution because of the following key benefits:

•	The Distribution will help AquaBounty meet the initial listing requirements of the NASDAQ Capital Market, which AquaBounty believes will increase its access to capital. AquaBounty’s common stock is currently not traded or quoted on a U.S. stock exchange or quotation system. The completion of the Distribution, which will increase the number of AquaBounty’s shares held by non-affiliates, will help enhance AquaBounty’s ability to meet the NASDAQ initial listing requirements and therefore become a publicly traded company on the NASDAQ Capital Market. We believe that a listing on the NASDAQ Capital Market, in addition to the enhanced liquidity in the market provided by the Distribution, will increase AquaBounty’s opportunities to access capital, which AquaBounty will need prior to being able to prove the economic benefit and market acceptance of AquaBounty’s product. Since its initial investment in 2012, Intrexon has been AquaBounty’s primary source of capital and liquidity, and AquaBounty believes that a NASDAQ listing will reduce AquaBounty’s reliance on Intrexon’s willingness to provide funds.

•	The Distribution may help prevent the AquaBounty common stock from being delisted from AIM. AquaBounty’s common stock currently trades on AIM, which is a market of the London Stock

Exchange designed primarily for emerging or smaller companies. As part of the AIM requirements, AIM requires that AIM companies retain a Nominated Adviser (“NOMAD”) at all times. A NOMAD’s primary role is to advise and guide a company on its responsibilities in relation to its admission to AIM as well as its continuing obligations. AquaBounty’s NOMAD has indicated to AquaBounty that, were Intrexon’s interest in AquaBounty to reach a significantly high level, the NOMAD and AIM would need to review AquaBounty’s ongoing appropriateness to remain admitted to trading on AIM. AquaBounty therefore believes that the Transactions, absent the Distribution, could materially increase the risk of AquaBounty being delisted from AIM. If Intrexon were to make the Investment of $25 million, which AquaBounty’s Board of Directors believes is in the best interest of AquaBounty and our shareholders, without the contemplated Distribution but accounting for the conversion of the Convertible Debt, it would increase Intrexon’s ownership interest in AquaBounty to over 78%. The Distribution will reduce Intrexon’s ownership interest in AquaBounty to approximately 58.1%, allowing Intrexon to broadly maintain its majority interest in AquaBounty, and therefore facilitate our ability to maintain the AIM quote for AquaBounty’s common stock.

•	Intrexon believes that the Distribution will allow its shareholders to own directly the shares of AquaBounty common stock that are distributed, rather than owning them indirectly through Intrexon. This will allow Intrexon’s shareholders to participate directly in any value (or be exposed to any risk of loss) that AquaBounty is able to create, including as a result of the ECC with Intrexon. Intrexon believes that it can reduce its direct ownership position in AquaBounty without meaningfully changing its relationship with AquaBounty and its ability to recognize value of the long-term relationship, including through the ECC between Intrexon and AquaBounty. Immediately after the Distribution, Intrexon will continue to hold a majority of AquaBounty’s outstanding common stock, and accordingly its influence and relationship with AquaBounty is not expected to be materially different. In addition, Intrexon believes that the strategic rationale for its relationship with AquaBounty over the long-term is through the ECC. While Intrexon has provided significant capital and liquidity to AquaBounty, its long-term goal is to create and recognize value by providing collaborators with access to Intrexon technology, which is consistent with the purpose of the ECC. The Distribution of the AquaBounty common stock to Intrexon’s shareholders will allow Intrexon to reduce its ownership position while at the same time providing Intrexon’s shareholders with the opportunity to own directly the shares of AquaBounty that are distributed, rather than owning them indirectly through Intrexon. As a result of the Distribution, Intrexon’s shareholders who retain their shares of AquaBounty common stock will have the opportunity to decide for themselves, as opposed to relying on Intrexon, how to vote and whether to continue to hold the shares of AquaBounty or when it is most advantageous to them to sell the shares. Conversely, Intrexon’s shareholders who receive shares in the Distribution will no longer benefit with respect to those shares from the perspective that Intrexon has on an investment in AquaBounty. Subject to the development of a liquid market for AquaBounty shares in the future, it may also be easier for Intrexon’s shareholders to sell the shares that they receive in the Distribution than it would be for Intrexon, including because Intrexon could be subject to restrictions on its ability to sell shares of AquaBounty in the future due to limitations under the federal securities laws. See “Relationship with Intrexon Following the Distribution” for additional information on the relationship between Intrexon and AquaBounty following the Distribution.

Intrexon regularly considers its relationships with its ECC collaborators, including AquaBounty, and from time to time considers various alternatives. At the time of considering the Distribution, Intrexon’s board of directors did not consider any other specific proposal in place of the Distribution. In considering the Distribution, while Intrexon’s board of directors did not consider any particular material negative factors as reasons not to pursue the Distribution, it did consider as part of its deliberations that for its shareholders the Distribution would generally be taxable as described under “Certain

U.S. Federal Income Tax Considerations of the Distribution.” However, Intrexon’s board of directors concluded that, notwithstanding the potential tax effects of the transaction or any other potential risks or countervailing factors, Intrexon in its business judgment should proceed with the Distribution.

Description of the Distribution

On December 28, 2016, Intrexon’s board of directors authorized the Distribution to Intrexon’s shareholders of an aggregate of 53,296,710 shares of our common stock on the Distribution Date, prior to adjustment for the Reverse Stock Split. The Distribution will be effected by Intrexon as a pro rata dividend on shares of Intrexon common stock outstanding at the close of business on the Record Date. The Distribution is subject to the conditions described below under “Conditions to Distribution.”

Each of Intrexon’s shareholder will receive a fraction of a share of AquaBounty common stock for every share of Intrexon’s common stock that the shareholder holds. You will not be required to pay any cash or other consideration for the shares of AquaBounty common stock distributed to you or to surrender or exchange your shares of Intrexon common stock to receive the dividend of AquaBounty common stock. The Distribution will not affect the number of outstanding shares of Intrexon common stock held by any shareholder, nor will it affect the rights of holders of Intrexon common stock. No vote of Intrexon shareholders is required or sought in connection with the Distribution, and Intrexon shareholders will have no appraisal rights in connection with the Distribution.

The Number of Shares Intrexon Shareholders Will Receive

If you are the record holder of Intrexon common stock at the close of business on the Record Date, you will be entitled to receive shares of AquaBounty common stock in the Distribution. The number of shares of AquaBounty common stock that you will be entitled to receive will equal the quotient obtained by dividing (i) the total number of shares of AquaBounty common stock to be distributed in the Distribution by (ii) the total number of shares of Intrexon common stock outstanding at the close of business on the Record Date, multiplied by the total number of shares of Intrexon common stock you hold at the close of business on the Record Date. As discussed below, fractional shares will not be issued in the Distribution and shareholders will instead receive an amount in cash for such fractional interest. If applicable, shares of AquaBounty common stock may be withheld in respect of withholding taxes. See “Certain U.S. Federal Income Tax Considerations of the Distribution.”

Intrexon currently estimates that it will have approximately 118,688,689 shares outstanding on the Record Date. Based on that assumption, each of Intrexon’s shareholders who held shares on the Record Date would receive, prior to adjustment for the Reverse Stock Split, approximately 0.449 shares of AquaBounty common stock for every share of Intrexon’s common stock that the shareholder holds as of the Record Date. The distributed shares of AquaBounty common stock will be fully paid and non-assessable and will have no pre-emptive rights.

Trading Prior to the Distribution Date

We expect a “when-issued” market in our common stock to develop on or about the Record Date for the Distribution and continue up to and including the Distribution Date. “When-issued” trading refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of Intrexon common stock on the Record Date, you will be entitled to receive shares of AquaBounty common stock in the Distribution. You may trade this entitlement to receive shares of AquaBounty common stock, without the shares of Intrexon common stock you own, on the “when-issued” market. We expect “when-issued” trades of our common stock to settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that “when-issued” trading of our common stock will end and “regular-way” trading will begin.

We also anticipate that, as early as two trading days prior to the Record Date and continuing up to and including the Distribution Date, there will be two markets in Intrexon common stock: a “regular-way” market and an “ex-distribution” market. Shares of Intrexon common stock that trade on the regular-way market will trade with an entitlement to receive shares of AquaBounty common stock in the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of AquaBounty common stock in the Distribution. Therefore, if you sell shares of Intrexon common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of AquaBounty common stock in the Distribution. However, if you own shares of Intrexon common stock on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the shares of AquaBounty common stock that you would otherwise be entitled to receive in the Distribution.

Following the Distribution Date, we expect shares of AquaBounty common stock to be listed on the NASDAQ Capital Market under the trading symbol “AQB.” If “when-issued” trading occurs, the listing for AquaBounty common stock is expected to be under a trading symbol different from the “regular-way” trading symbol. We will announce our “when-issued” trading symbol when and if it becomes available. If the Distribution does not occur, all “when-issued” trading will be null and void.

You should also consult your own financial advisors, such as your stockbroker, bank or tax advisor, regarding the specific implications of trading your Intrexon common stock prior to the Distribution Date.

When and How You Will Receive the Dividend

Intrexon will pay the dividend on or about the Distribution Date by releasing the shares of AquaBounty common stock to be distributed in the Distribution to Intrexon’s distribution agent, Computershare Trust Company, N.A. On or about the Distribution Date, the transfer and distribution agent will cause the shares of AquaBounty common stock to which you are entitled in the Distribution to be registered in your name or in the “street name” of your bank or brokerage firm.

Registered Holders. If you are the registered holder of Intrexon common stock and hold your Intrexon common stock in book entry form, the shares of AquaBounty common stock distributed to you in the Distribution will be registered in your name and you will become the record holder of that number of shares of AquaBounty common stock.

“Street Name” Holders. Many Intrexon shareholders have their Intrexon common stock held in an account with a bank or brokerage firm. If this applies to you, that bank or brokerage firm is the registered holder that holds the shares on your behalf. The AquaBounty common stock being distributed in the Distribution will be registered in the “street name” of your bank or broker, who in turn will then electronically credit your account for the shares of AquaBounty common stock that you are entitled to receive in the Distribution. We encourage you to contact your bank or broker if you have any questions regarding the mechanics of having your shares of AquaBounty common stock posted to your account.

Fractional Shares. Fractional shares of AquaBounty common stock will not be distributed in the Distribution. Instead, the transfer and distribution agent will (i) sell such fractional shares of AquaBounty common stock to AquaBounty and (ii) distribute the pro rata portion of the net proceeds from such sale to each shareholder of Intrexon who would otherwise have received a fractional share of AquaBounty common stock. Intrexon currently estimates that it will take approximately one week after the Distribution for the transfer and distribution agent to effectuate this sale and mail checks for fractional share payments to Intrexon’s shareholders, which checks will be attached to the distribution statements for AquaBounty common stock described below under “Direct Registration System.” No interest will accrue on the amount of any payment made in lieu of the distribution of a fractional share.

Direct Registration System. AquaBounty common stock will be issued as uncertificated shares registered in book entry form through the direct registration system. No certificates representing your shares of AquaBounty common stock will be mailed to you in the ordinary course. Under the direct registration system, instead of receiving stock certificates, you will receive a distribution statement reflecting your ownership interest in shares of AquaBounty common stock. The AquaBounty transfer agent and registrar, Computershare Trust Company, N.A., will begin mailing distribution statements reflecting your ownership of shares of AquaBounty common stock promptly after the Distribution. When you receive your first account statement, you will receive information explaining the direct registration system and detailing the various options of this form of ownership. We currently estimate that it will take approximately one week from the Distribution for the AquaBounty transfer agent and registrar to complete these mailings, which will include the checks for any fractional share payments described above under “Fractional Shares.”

Treatment of Intrexon Option Awards. In connection with the Distribution, pursuant to the terms of Intrexon’s outstanding stock options, the conversion terms of all outstanding options for shares of Intrexon’s common stock as of the Record Date will be adjusted to reflect the value of the Distribution with respect to shares of Intrexon’s common stock by decreasing the exercise prices and increasing the number of shares subject to the awards.

Listing and Trading of AquaBounty Common Stock

Market for Our Common Stock

Currently, our common stock is listed on AIM. Our common stock has been approved for listing on the NASDAQ Capital Market under the symbol “AQB.” Beginning on or about the Record Date and continuing up to the Distribution Date, we expect that there will be a “when-issued” market for our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of our common stock that will be distributed to Intrexon shareholders on the Distribution Date. If you own shares of Intrexon common stock as of the Record Date, you will be entitled to shares of our common stock distributed pursuant to the Distribution. You may trade this entitlement to shares of our common stock, without trading the shares of Intrexon common stock you own, on the “when-issued” market. On the Distribution Date, “when-issued” trading with respect to our common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction.

Conditions to the Distribution

We expect that the Distribution will be completed on the Distribution Date, provided that, among other things:

•	the Investment contemplated by the Purchase Agreement between Intrexon and AquaBounty will have been consummated (See “Certain Relationships and Related Transactions, and Director Independence—Purchase Agreement”);

•	the Intrexon board of directors will, in its sole and absolute discretion, have authorized and approved the Distribution;

•	the SEC shall have declared effective our registration statement on Form 10, of which this information statement forms a part, under the Exchange Act, with no stop order in effect with respect to the Form 10, and this information statement shall have been sent to Intrexon shareholders;

•	no order, injunction or decree that would prevent the consummation of the Distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction, no other legal restraint or prohibition preventing the consummation of the Distribution will be in effect, and no other event outside the control of Intrexon will have occurred or failed to occur that prevents the consummation of the Distribution;

•	AquaBounty’s common stock shall have been approved for listing on the NASDAQ Capital Market, subject to official notice of issuance;

•	immediately prior to the Distribution, AquaBounty’s restated certificate of incorporation and bylaws, each in substantially the form filed as an exhibit to the registration statement of which this information statement forms a part, will be in effect; and

•	No Material Adverse Effect (as defined in the Purchase Agreement) shall have occurred and Intrexon shall not have concluded that the Distribution contemplated by the information statement would be materially adverse to Intrexon or its shareholders.

Intrexon may waive one or more of these conditions in its sole and absolute discretion, and the determination by Intrexon regarding the satisfaction of these conditions will be conclusive. The fulfillment of these conditions will not create any obligation on Intrexon’s part to effect the Distribution, and Intrexon has reserved the right to amend, modify or abandon the Distribution at any time prior to the Distribution Date. To the extent that Intrexon determines that any modification to the terms or the conditions of the Distribution is material, Intrexon will notify its shareholders in a manner reasonably calculated to inform them of such modifications with a press release, Current Report on Form 8-K or other similar means.

Accounting Treatment

As a result of Intrexon’s ownership interest in AquaBounty, Intrexon includes our financial results in Intrexon’s consolidated financial statements. Immediately after the Distribution, Intrexon will continue to own a majority of our outstanding common stock and will therefore continue to include AquaBounty’s results in its consolidated financial statements. In the period in which the Distribution occurs, Intrexon will reduce its balance of additional paid-in capital by the amount of the Distribution with a corresponding increase in noncontrolling interests. For all reporting periods after the date of Distribution, net income or loss attributable to Intrexon will reflect its post Distribution ownership interest in the net income or loss of AquaBounty.

Certain U.S. Federal Income Tax Considerations of the Distribution

The following is a summary of certain U.S. federal income tax considerations to holders of shares of Intrexon common stock in connection with the Distribution but does not purport to be a complete analysis of all potential tax effects. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, each as in effect as of the date hereof, and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Intrexon common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of the Code), or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person” (within the meaning of the Code) for U.S. federal income tax purposes.

A “Non-U.S. Holder” is any beneficial owner of Intrexon common stock that is neither a “U.S. Holder” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

This summary does not discuss all tax considerations that may be relevant to holders in light of their particular circumstances, nor does it address the consequences to holders subject to special treatment under the U.S. federal income tax laws, such as:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	dealers or brokers in securities, commodities or currencies;

•	tax-exempt organizations;

•	banks, insurance companies or other financial institutions;

•	mutual funds;

•	regulated investment companies and real estate investment trusts;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	holders who hold individual retirement or other tax-deferred accounts;

•	holders who acquired shares of Intrexon common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	holders who hold Intrexon common stock as part of a hedge, appreciated financial position, straddle, constructive sale, conversion transaction or other risk reduction transaction;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	U.S. holders who have a functional currency other than the U.S. dollar;

•	holders who are subject to the alternative minimum tax; or

•	partnerships or other pass-through entities or investors in such entities.

This summary does not address the U.S. federal income tax consequences to Intrexon shareholders who do not hold shares of Intrexon common stock as a “capital asset” (within the meaning of the Code), nor does this summary address the tax consequences of the ownership or disposition of the AquaBounty common stock received in the Distribution. Moreover, this summary does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences. If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Intrexon common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding Intrexon common stock should consult its tax advisor as to the tax consequences of the Distribution.

Intrexon shareholders will not receive any cash in the Distribution (other than cash in lieu of fractional shares of AquaBounty common stock).

EACH INTREXON SHAREHOLDER IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION.

Tax Treatment of the Distribution

The receipt of AquaBounty common stock by holders of Intrexon common stock in the Distribution is expected to be partially taxable for U.S. federal income tax purposes. Intrexon intends to treat the Distribution as a partially taxable dividend to its shareholders for U.S. federal income tax purposes, including for withholding tax purposes. Accordingly, as described below, the amount of AquaBounty common stock otherwise distributable may be reduced in respect of U.S. federal income tax withholding, and U.S. federal backup withholding may apply if certain certification requirements are not met.

Principal Federal Income Tax Consequences to Intrexon.

As described above under “—Tax Treatment of the Distribution,” Intrexon intends to treat the Distribution as a taxable distribution of the AquaBounty common stock by Intrexon. Any corporate-level income tax incurred on the Distribution will be paid by Intrexon.

Principal Federal Income Tax Consequences to Intrexon Shareholders.

Tax Consequences to U.S. Holders

Each U.S. Holder will be treated as receiving a distribution in an amount equal to (i) the fair market value on the date of the Distribution of the AquaBounty common stock received plus (ii) the cash payment received as a result of the sale by the distribution agent on such U.S. Holder’s behalf of any fractional share of AquaBounty common stock otherwise issuable to such U.S. Holder. This distribution generally would be treated first as a taxable dividend to the extent of the U.S. Holder’s pro rata share of Intrexon’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the Intrexon common stock, and finally as capital gain from the sale or exchange of Intrexon common stock with respect to any remaining value. Based on the amount of Intrexon’s earnings and profits, Intrexon expects a portion of this distribution to be treated as other than a dividend for U.S. federal income tax purposes.

Dividends received by individual U.S. Holders generally should qualify for reduced tax rates so long as certain holding period requirements are met. Dividends received by corporate holders may be eligible for the dividends received deduction if the U.S. Holder is an otherwise qualifying corporate holder that meets the holding period and certain other requirements for the dividends received deduction. This distribution may be considered an “extraordinary dividend” under the U.S. federal income tax rules depending on the facts and circumstances of the U.S. Holder, which may affect a corporate U.S. Holder’s basis in its Intrexon common stock. A noncorporate U.S. Holder that receives an extraordinary dividend and later sells its underlying Intrexon shares at a loss will be treated as realizing a long-term capital loss, regardless of its holding period in the shares, to the extent of the extraordinary dividend.

A U.S. Holder’s tax basis in the AquaBounty common stock received in the Distribution generally will equal the fair market value on the date of the Distribution of such common stock received, and the holding period in the AquaBounty common stock will begin on the day after the Distribution. A U.S. Holder will have a basis in the fractional share of AquaBounty common stock that is to be sold by the distribution agent on such U.S. Holder’s behalf equal to the fair market value of such fractional share on the date of the Distribution. Upon the sale of such fractional share by the distribution agent on behalf of a U.S. Holder, such U.S. Holder generally will recognize short-term capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized and the U.S. Holder’s basis in the fractional share.

Tax Consequences to Non-U.S. Holders

Each Non-U.S. Holder will be treated as receiving a distribution in an amount equal to (i) the fair market value on the date of the Distribution of (i) the AquaBounty common stock received plus (ii) the cash payment received as a result of the sale by the distribution agent on such Non-U.S. Holder’s behalf of any fractional share of AquaBounty common stock otherwise issuable to such Non-U.S. Holder. The Distribution generally would be treated first as a taxable dividend to the extent of the Non-U.S. Holder’s pro rata share of Intrexon’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Non-U.S. Holder’s basis in the Intrexon common stock, and finally as capital gain from the sale or exchange of Intrexon common stock with respect to any remaining value. Based on the amount of Intrexon’s earnings and profits, Intrexon expects a portion of the Distribution to be treated as other than a dividend for U.S. federal income tax purposes.

Accordingly, it is anticipated that Non-U.S. Holders generally will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on a portion of the Distribution. Even if a Non-U.S. Holder is eligible for a lower treaty rate, dividend payments will generally be subject to withholding at a 30% rate (rather than the lower treaty rate) unless the Non-U.S. Holder provides a properly completed IRS Form W-8BEN or W-8BEN-E, as applicable (or applicable successor form), certifying such holder’s qualification for the reduced rate. If a Non-U.S. Holder holds the stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Non-U.S. Holders who do not timely provide the applicable withholding agent with the required certification, but who qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussions below regarding backup withholding and FATCA, if the AquaBounty common stock distributed to a Non-U.S. Holder in the Distribution is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from U.S. federal withholding tax. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a properly completed IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. If the AquaBounty common stock received by a Non-U.S. Holder is effectively connected with the Non-U.S. Holder’s U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the fair market value on the date of the Distribution of the AquaBounty common stock distributed (including any AquaBounty common stock withheld in respect of U.S. federal withholding tax) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. Holder (as described above). A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of all or a portion of its effectively connected earnings and profits for the taxable year.

Any withholding tax with respect to the Distribution must be remitted in cash to the IRS. A Non-U.S. Holder’s broker or other applicable withholding agent may obtain the funds necessary to remit such withholding tax by selling (on the Non-U.S. holder’s behalf) shares of AquaBounty common stock that such Non-U.S. Holder would otherwise receive in the Distribution. Such holder may bear brokerage or other costs for this withholding procedure. A Non-U.S. Holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the amounts withheld exceeded the holder’s U.S. tax liability for the year in which the Distribution occurred.

A Non-U.S. Holder should consult its tax advisor regarding its entitlement to benefits and the various rules under applicable tax treaties.

Information Reporting and Backup Withholding.

In general, the fair market value of the AquaBounty common stock received by U.S. Holders in the Distribution will be reported to the IRS unless the holder is an exempt recipient. Backup withholding, at a rate of 28%, may apply unless the U.S. Holder (1) is an exempt recipient or (2) provides a certificate (generally on an IRS Form W- 9) containing the holder’s name, address, correct federal taxpayer identification number and a certification under penalty of perjury that the holder is a “United States person” (within the meaning of the Code) and is not subject to backup withholding.

Any backup withholding tax with respect to the Distribution must be remitted in cash to the IRS. A U.S. Holder’s broker or other applicable withholding agent may obtain the funds necessary to remit such withholding tax by selling (on the U.S. holder’s behalf) shares of AquaBounty common stock that such U.S. Holder would otherwise receive in the Distribution. Such holder may bear brokerage or other costs for this withholding procedure.

A Non-U.S. Holder will not be subject to backup withholding with respect to the AquaBounty common stock received in the Distribution, provided the holder certifies its non-U.S. status, such as by providing a properly completed IRS Form W-8BEN, W-8BEN-E or W-8ECI, as applicable, or otherwise establishes an exemption. However, information returns will be filed with the IRS in connection with the AquaBounty common stock received by a Non-U.S. Holder in the Distribution, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Pursuant to the Foreign Account Tax Compliance Act, or FATCA, withholding taxes may also apply to certain types of payments made to “foreign financial institutions” (within the meaning of the Code) and certain other non-U.S. entities (including payments to U.S. shareholders that hold shares of AquaBounty common stock through such a foreign financial institution or non-U.S. entity). Specifically, a 30% withholding tax may be imposed on dividends on, and gross proceeds from the sale or other disposition of, stock paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, in order to avoid the imposition of such withholding, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts to the IRS (or, in some cases, local tax authorities), and withhold 30% on payments it makes to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these provisions may be subject to different rules.

Under the applicable Treasury Regulations and IRS guidance, the withholding provisions described above generally (i) apply to payments of dividends, and (ii) will apply to payments of gross proceeds from a sale or other disposition of stock on or after January 1, 2019. Based on the amount of Intrexon’s earnings and profits, Intrexon expects a portion of the Distribution to be treated as other than a dividend for U.S. federal income tax purposes.

If the withholding described above is imposed pursuant to the Distribution, a beneficial owner that is not a foreign financial institution and that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally may obtain a refund from the IRS by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax advisor regarding these withholding provisions.

THE FOREGOING IS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE DISTRIBUTION TO HOLDERS OF INTREXON COMMON STOCK UNDER CURRENT LAW. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF HOLDERS. EACH HOLDER OF INTREXON COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH HOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

RELATIONSHIP WITH INTREXON FOLLOWING THE DISTRIBUTION

Following the Transactions, Intrexon will continue to own a majority of our then outstanding common stock.

As a result of Intrexon’s continued ownership of a majority of our common stock, we have elected to be treated as a “controlled company” for purposes of the NASDAQ Rules and Intrexon will have the ability to influence our corporate affairs. For more information, see “Corporate Governance—Director Independence; Controlled Company Exemption,” “Risk Factors—Risks Relating to our Common Stock—Intrexon’s significant share ownership position allows it to influence corporate matters” and “Risk Factors—Risks Relating to our Common Stock—Our shareholders will not have the same protections generally available to shareholders of other NASDAQ-listed companies because we are currently a “controlled company” within the meaning of the NASDAQ listing rules.”

In December 2012, we entered into a relationship agreement with Intrexon (the “Relationship Agreement”) which sets forth certain matters relating to Intrexon’s relationship with us as a major shareholder, including rights to nominate members to our Board of Directors. For more information, see “Certain Relationships and Related Transactions, and Director Independence—Other Agreements with Intrexon—Relationship Agreement.”

In February 2013, we entered into the ECC with Intrexon pursuant to which we are permitted to use Intrexon’s UltraVector® and other technology platforms to develop and commercialize additional genetically modified traits in finfish for human consumption. The ECC grants us a worldwide license to use specified patents and other intellectual property of Intrexon in connection with the research, development, use, importing, manufacture, sale, and offer for sale of products involving DNA administered to finfish for human consumption. We agreed under the ECC to pay Intrexon, on a quarterly basis, 16.66% of the gross profits calculated for each developed product. We also agreed to pay Intrexon 50% of the quarterly revenue obtained from a sublicensor in the event of a sublicensing arrangement. In addition, we agreed to reimburse Intrexon for the costs of certain services provided by Intrexon. The ECC will continue in effect after the Distribution. For the avoidance of doubt, the ECC does not relate to, and royalties and sublicensing payment will not be payable with respect to, our AquAdvantage Salmon product. For more information, see “Certain Relationships and Related Transactions, and Director Independence—Other Agreements with Intrexon—Exclusive Channel Collaboration Agreement.”

The above descriptions, together with the other above referenced sections of this information statement, are summaries of the terms of the Relationship Agreement and The ECC. These summaries may not be complete and are qualified by reference to the terms of the agreements, which have been included as exhibits to the registration statement of which this information statement forms a part. We encourage you to read the full text of the Relationship Agreement and the ECC.

Mr. Randal J. Kirk, Intrexon’s Chairman and Chief Executive Officer, has indicated that as an AquaBounty shareholder, he has no current intention of selling any of our shares that he will receive through the Distribution.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is currently no established public trading market for our common stock in the United States. Our common stock is quoted on AIM under the symbol “ABTU.” As of December 23, 2016, 193,915,210 shares of our common stock were issued and outstanding. As of December 23, 2016, there were approximately 154 holders of record of our common stock. The U.S. transfer agent for our common stock is Computershare Trust Company, N.A.

The following table sets forth the high and low bid prices for our common stock for the periods indicated, as reported by AIM. These prices are as reported by the London Stock Exchange plc. Amounts presented in U.S. dollars reflect the currency exchange rate in effect on the date the price was reported on AIM.

		Price Per Share of Common Stock(1)
Quarterly Period	Low		High
2014
Quarter ended March 31, 2014	£0.3150	$0.5192	£0.4950	$0.8200
Quarter ended June 30, 2014	£0.2050	$0.3438	£0.3150	$0.5345
Quarter ended September 30, 2014	£0.1750	$0.2817	£0.2100	$0.3603
Quarter ended December 31, 2014	£0.1550	$0.2459	£0.1800	$0.2840

2015
Quarter ended March 31, 2015	£0.1200	$0.1828	£0.1700	$0.2648
Quarter ended June 30, 2015	£0.1450	$0.2161	£0.1550	$0.2380
Quarter ended September 30, 2015	£0.1250	$0.1895	£0.1500	$0.2359
Quarter ended December 31, 2015	£0.1350	$0.2036	£0.3700	$0.5645

2016
Quarter ended March 31, 2016	£0.2200	$0.3169	£0.2750	$0.3949
Quarter ended June 30, 2016	£0.1350	$0.1958	£0.3950	$0.5752
Quarter ended September 30, 2016	£0.2450	$0.3224	£0.3650	$0.4727
Period October 1 through December 23, 2016	£0.2400	$0.2945	£0.3050	$0.3931

(1)	The figures above have not been adjusted to reflect the Reverse Stock Split to be implemented following the effectiveness of the registration statement of which this information statement forms a part, as defined and described under the section entitled “Description of Capital Stock.” The following table presents such information as adjusted to reflect the Reverse Stock Split, assuming the expected Reverse Stock Split ratio of 1-for-30.

		Price Per Share of Common Stock
Quarterly Period	Low		High
2014
Qtr ended March 31, 2014	£9.450	$15.576	£14.850	$24.600
Qtr ended June 30, 2014	£6.150	$10.314	£9.450	$16.035
Qtr ended September 30, 2014	£5.250	$8.451	£6.300	$10.809
Qtr ended December 31, 2014	£4.650	$7.377	£5.400	$8.520

2015
Qtr ended March 31, 2015	£3.600	$5.484	£5.100	$7.944
Qtr ended June 30, 2015	£4.350	$6.483	£4.650	$7.140
Qtr ended September 30, 2015	£3.750	$5.685	£4.500	$7.077
Qtr ended December 31, 2015	£4.050	$6.108	£11.100	$16.935

		Price Per Share of Common Stock
Quarterly Period	Low		High
2016
Qtr ended March 31, 2016	£6.600	$9.507	£8.250	$11.847
Qtr ended June 30, 2016	£4.050	$5.874	£11.850	$17.256
Qtr ended September 30, 2016	£7.350	$9.672	£10.950	$14.181
Period Oct 1 through Dec 23, 2016	£7.200	$8.835	£9.150	$11.793

Holders of Common Stock

See “Security Ownership of Certain Beneficial Owners and Management” for disclosure regarding the holders of our common stock.

Dividends

We have never declared or paid any cash dividends on our common stock. We currently intend to retain earnings, if any, to finance the growth and development of our business. We do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, provisions of applicable law, and other factors the Board of Directors deems relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

We have reserved the following number of securities for issuance under the AquaBounty Technologies 2016 Equity Incentive Plan (the “2016 Plan”) and the AquaBounty Technologies 2006 Equity Incentive Plan (the “2006 Plan”) as of December 31, 2015:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1)
Equity compensation plans approved by shareholders	5,382,000	$0.26	10,360,531

Equity compensation plans not approved by shareholders	0	$—	0
Total	5,382,000	$0.26	10,360,531

(1)	Includes shares of common stock reserved for issuance under the 2006 Plan. The 2006 Plan terminated on March 18, 2016 and there are no shares of common stock reserved for future awards under the 2006 Plan.

Our 2016 Plan was adopted by our Board of Directors and shareholders in April 2016. 13,500,000 shares of common stock are reserved for issuance under the 2016 Plan.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2016, on a historical basis and on an as adjusted basis to give effect to:

•	the conversion of the Convertible Debt held by Intrexon;

•	the Investment by Intrexon;

•	the Reverse Stock Split, assuming a ratio of 1-for-30; and

•	the Distribution.

The adjustments are based on available information and assumptions that management believes are reasonable; however, such adjustments are subject to change based on the final terms of the Distribution and the agreements that define our relationship with Intrexon after the Distribution. In addition, such adjustments are estimates and may not prove to be accurate. Accordingly, the information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the Distribution and related transactions been completed as of September 30, 2016.

The information in the following table should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited consolidated financial statements and accompanying notes included elsewhere in this information statement.

	As of September 30, 2016
	Actual	As adjusted
	(in thousands)
Cash and CD’s	$3,194	$30,694

Accrued interest on convertible debt	238	—
Intrexon convertible debt	7,500	—
Current debt	18	18
Long-term debt	2,710	2,710

Total liabilities	11,193	3,455

Preferred stock, $0.01 par value per share;	—	—

Common stock, $0.001 par value per share;	158	9

Additional paid-in capital	90,983	126,370
Accumulated other comprehensive loss	(313)	(313)
Accumulated deficit	(96,828)	(96,828)

Total stockholders’ equity	(6,000)	29,238

Total capitalization	$5,193	$32,693

SELECTED FINANCIAL DATA

The following table sets forth our selected consolidated financial data for the periods and as of the dates indicated. You should read the following selected consolidated financial data in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this information statement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The consolidated statement of operations data for the years ended December 31, 2015, 2014, and 2013, and the consolidated balance sheet data as of December 31, 2015, 2014, and 2013, are derived from our audited consolidated financial statements. The consolidated statement of operations data for the nine months ended September 30, 2016 and 2015, and the consolidated balance sheet data as of September 30, 2016, are derived from our unaudited consolidated financial statements. Our audited and unaudited consolidated financial statements have been prepared in U.S. dollars in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results to be expected for a full fiscal year.

	Nine Months Ended September 30,		Fiscal Years Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)
	in thousands, except share data
Statement of Operations Data:
Costs and expenses:
Sales and marketing	$650	$787	$994	$729	$298
Research and development (2)	2,703	2,395	3,336	3,213	2,275
General and administrative	2,428	2,008	2,697	3,193	2,302

Total costs and expenses	5,781	5,190	7,027	7,135	4,875

Operating loss	(5,781)	(5,190)	(7,027)	(7,135)	(4,875)
Other income (expense):
Gain on royalty based financing instrument	—	—	—	—	187
Interest and other income (expense), net	(243)	(4)	(5)	8	(1)

Total other income (expense)	(243)	(4)	(5)	8	186

Net loss	$(6,024)	$(5,194)	$(7,032)	$(7,127)	$(4,689)

Other comprehensive income:
Foreign currency translation gain (loss)	(87)	188	229	111	94

Total other comprehensive income (loss)	(87)	188	229	111	94

Comprehensive loss	$(6,111)	$(5,006)	$(6,803)	$(7,016)	$(4,595)

Basic and diluted net loss per share(1)	$(0.04)	$(0.03)	$(0.05)	$(0.05)	$(0.04)
Weighted average number of common shares—basic and diluted (1)	157,493,281	148,998,613	151,112,602	140,389,712	120,613,246

(1)	The basic and diluted net loss per share and weighted average number of common shares used in the net loss per share calculation have not been adjusted to reflect the Reverse Stock Split to be effected immediately following the effective time of the registration statement of which this information statement forms a part. See “Description of Capital Stock.”
(2)	In 2016, we reclassified the costs of our field trials and Panama farm site from sales and marketing to research and development.

	As of September 30,		As of December 31,
	2016	2015	2015	2014	2013
Balance Sheet Data:	(unaudited)
Cash and CD’s	$3,194	$3,104	$1,324	$5,176	$1,889
Total assets	$5,193	$4,530	$2,637	$6,608	$3,561
Debt	$10,229	$2,141	$2,070	$2,422	$2,360
Stockholders’ equity (deficit)	$(6,000)	$1,707	$(56)	$3,509	$497

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the other sections of this information statement, including our consolidated financial statements and notes thereto included herein. This discussion and analysis also contains forward-looking statements and should also be read in conjunction with the disclosures and information contained in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” Our actual results may differ materially from those discussed below. The following discussion and analysis is intended to enhance the reader’s understanding of our business environment.

Overview

We believe we are a leader in the field of biotechnology tools for improving the productivity of aquaculture. Our lead product is the AquAdvantage Salmon, which recently received FDA approval as the first genetically modified animal available for sale for human consumption. We intend to commence commercial activities with a pilot-scale operation and subsequent commercialization in markets where we have received regulatory approval. Management is evaluating several paths to revenue generation that follow different timelines, including production of our fish at our existing farm in Panama, purchase of an existing production facility in North America, and construction of a new production facility in North America. Depending on which path or combination of paths is chosen, modest revenues could commence as early as next year from our Panama farm with more significant revenues expected once a new facility is in full production.

Financial Overview

We have incurred significant losses since our inception. We expect to continue to incur significant losses for the foreseeable future, and we may never achieve or maintain profitability. We have never generated revenues from the sale of AquAdvantage Salmon, and we have had no revenues from any other product since 2008.

We expect our future capital requirements will be substantial, particularly as we continue to develop our business and expand our commercial activities. As discussed in “Information on AquaBounty—Recent Events,” in February 2016, we executed a convertible debt facility providing for borrowings of up to $10.0 million with Intrexon, our majority shareholder. As of September 30, 2016, $7.5 million had been advanced under this debt facility and $2.5 million was available for future draws. The remaining $2.5 million available under this facility was drawn during the fourth quarter of 2016 and on December 16, 2016, the entire $10 million (plus accrued interest) of Convertible Debt was converted into 36,387,236 shares of AquaBounty common stock. Based on our current level of operations and anticipated expenditures, we believe that borrowings under this facility will provide adequate funds for ongoing operations, planned capital expenditures, and working capital requirements through March 2017. Additionally, we have entered into the Purchase Agreement to sell Intrexon our common stock for proceeds of approximately $25 million. We also believe that such proceeds will allow us to commence activities for a pilot-scale commercial operation to prove the economic benefit and market acceptance for our product.

During the next several years, we expect that our annual spending on operations will increase. We expect that our research and development costs will increase as we expand the scope of our current projects and add new development projects under the ECC with Intrexon. We expect that our general and administrative expenses and capital expenditures will increase due to the added reporting requirements of being a reporting company in the United States, as well as due to the buildout and operation of our new salmon egg farm, the commencement of our pilot commercial operation and the anticipated growth of our company. We expect that our sales and marketing expenses will increase with the commencement of commercial activities for our AquAdvantage Salmon. We may also decide to enter full-scale production operations and raise the AquAdvantage Salmon eggs to harvest in our own facilities. These activities would require substantial new investment to fund the cost of construction for land-based farming facilities. However, the uncertainty of the timing of the completion of the pilot-scale commercial operation for AquAdvantage Salmon makes it difficult to forecast these expenses or create a definitive operational plan beyond the short-term. Upon completion of the pilot-scale commercial operation, we expect to finalize our operational plan and move forward with our expansion, which will require us to raise additional funds.

Sales and Marketing Expenses

Our sales and marketing expenses currently consist primarily of personnel costs, travel, and consulting fees for premarket commercial activities. As of September 30, 2016, we had three employees dedicated to sales and marketing.

Research and Development Expenses

We employ fifteen scientists and technicians at our hatchery on Prince Edward Island to oversee our broodstock of AquAdvantage Salmon, as well as the lines of fish we maintain for research and development purposes. Since 2012, we have outsourced our research activities at the hatchery to Tethys Aquaculture Canada, Inc. (doing business as the Center for Aquaculture Technologies Canada), our former research group. During 2015, we made the decision to reinstitute our in-house research group, and we have hired personnel to reestablish that function internally. This has allowed us to phase-out and end our contract research agreement with Tethys Aquaculture Canada. In addition, under the ECC, we have an agreement with Intrexon to conduct research on and develop new finfish products using their technology platform. We recognize research and development expenses as they are incurred. Our research and development expenses consist primarily of:

•	salaries and related overhead expenses for personnel in research and development functions;

•	fees paid to Tethys Aquaculture Canada, Inc., consultants, and contract research organizations who perform research on our behalf and under our direction;

•	costs related to laboratory supplies used in our research and development efforts; and

•	costs related to the operation of our field trials and Panama site.

From time to time we receive government funding or assistance in support of certain research projects. Any funds received are credited against costs incurred for the specific program.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for employees in executive, operational, and finance functions. Other significant general and administrative expenses include corporate governance and public market maintenance, regulatory compliance, rent and utilities, insurance, and legal services. We have six employees in our general and administrative group.

Other Income (Expense), Net

Interest income consists of interest earned on our cash and short-term investments. Interest expense includes the interest on our convertible and term loans. Other expense includes bank charges and fees and gains or losses on our royalty-based financings.

Significant Accounting Policies and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our audited consolidated financial statements appearing elsewhere in this information statement, we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Government Assistance

From time to time we receive government assistance in the form of research grants and loans, which are recorded as a reduction of the related expenditures. All government assistance is subject to periodic audit by the agency involved in the grant.

Valuation Allowance for Net Deferred Tax Assets

We record a valuation allowance to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that we will not recognize some or all of the deferred tax assets. We have had a history of net losses since inception, and, as a result, we have established a 100% valuation allowance for our net deferred tax assets. If circumstances change, and we determine that we will able to realize some or all of these net deferred tax assets in the future, we will record an adjustment to the valuation allowance.

Valuation of Long-Lived Assets

Definite lived intangible assets include patents and licenses. Patent costs consist primarily of legal and filing fees incurred to file patents on proprietary technology that we have developed. Patent costs are amortized on a straight line basis over 20 years beginning with the issue date of the applicable patent. Licensing fees are capitalized and expensed over the term of the licensing agreement. Indefinite lived intangible assets include trademark costs, which are capitalized with no amortization, as they have an indefinite life.

We review the carrying value of our long-lived tangible assets and definite-lived intangible assets on an annual basis or more frequently if facts and circumstances suggest that they may be impaired. The carrying values of such assets are considered impaired when the anticipated identifiable undiscounted cash flows from such assets are less than their carrying values. An impairment loss, if any, is recognized in the amount of the difference between the carrying amount and fair value. Indefinite-lived intangible assets are subject to impairment testing annually or more frequently if impairment indicators arise. Our impairment testing utilizes a discounted cash flow analysis that requires significant management judgment with respect to revenue and expense growth rates, changes in working capital, and the selection and use of the appropriate discount rate. An impairment loss, if any, is recognized in the amount of the difference between the carrying amount and fair value.

Royalty-Based Financing Instruments

From time to time we will enter into financing arrangements whereby the funds received will be repaid through future royalties from revenues at agreed-upon royalty rates. Amounts to be paid may be in excess of amounts borrowed. Additionally, in certain instances the repayment terms have expiration dates. We record outstanding borrowings under these arrangements as long-term debt liabilities and adjust the balance based on the likelihood of future repayment, taking into consideration the terms of the individual arrangement.

Share-Based Compensation

We measure and recognize all share-based payment awards, including stock options made to employees and directors, based on estimated fair values. The fair value of each share-based payment awards is estimated on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in our consolidated statement of operations. We use the Black-Scholes option pricing model (“Black-Scholes”) as our method of valuation.

Results of Operations

Comparison of the three months ended September 30, 2016, to the three months ended September 30, 2015.

The following table summarizes our results of operations for the three months ended September 30, 2016 and 2015, together with the changes in those items in dollars and as a percentage (in thousands):

	Three Months Ended September 30,		Dollar Change	% Change
	2016	2015
	(unaudited)
Operating expenses:
Sales and marketing	$210	$220	$(10)	-5%
Research and development	975	788	187	24%
General and administrative	824	649	175	27%
Operating loss	2,009	1,657	352	21%
Total other (income) expense, net	133	1	132	13200%

Net loss	$2,142	$1,658	$484	29%

Sales and Marketing Expenses

The decrease in sales and marketing expenses for the three months ended September 30, 2016, was primarily due to a reduction in compensation costs and the completion of outside services related to design fees for an RAS facility. We expect that our sales and marketing expenses will continue to increase now that we have received both FDA and Health Canada approvals for AquAdvantage Salmon.

Research and Development Expenses

Research and development expenses for the three months ended September 30, 2016, increased due to the operation of field trials in Argentina and Brazil and the purchase of the Rollo Bay site, which incurred costs for outside services and supplies related to the initial maintenance of the property. We expect that our research and development expenses will increase as we further develop this new site and as we continue to pursue regulatory approval for additional products.

General and Administrative Expenses

The increase in general and administrative expenses for the three months ended September 30, 2016, was primarily due to increased legal fees from third-party challenges to our two regulatory approvals and increases in general corporate expenses, including travel, taxes and insurance. We expect that our general and administrative expenses will increase once we begin to operate as a public company in the United States. We estimate that expenditures associated with being a public company will be approximately $400 thousand annually and will include increased costs for director and officer liability insurance; costs related to the hiring of additional personnel; and increased fees for outside consultants, lawyers, and accountants. We also expect to incur increased costs to comply with corporate governance, internal controls, and similar requirements applicable to U.S. public companies.

Total Other (Income) Expense

Total other (income) expense is comprised of interest on debts and bank charges for the three-month period ended September 30, 2016, and bank charges for the three-month period ended September 30, 2015.

Comparison of the nine months ended September 30, 2016, to the nine months ended September 30, 2015.

The following table summarizes our results of operations for the nine months ended September 30, 2016 and 2015, together with the changes in those items in dollars and as a percentage (in thousands):

	Nine Months Ended September 30,		Dollar Change	% Change
	2016	2015
	(unaudited)
Operating expenses:
Sales and marketing	$650	$787	$(137)	-17%
Research and development	2,703	2,395	308	13%
General and administrative	2,428	2,008	420	21%
Operating loss	5,781	5,190	591	11%
Total other (income) expense, net	244	4	240	6000%

Net loss	$6,025	$5,194	$831	16%

Sales and Marketing Expenses

The decrease in sales and marketing expenses for the nine months ended September 30, 2016, was due to a decrease in outside services related to design fees for an RAS facility which were completed in February 2016. This was partially off-set by an increase in headcount. We expect that our sales and marketing expenses will continue to increase now that we have received both FDA and Health Canada approvals for AquAdvantage Salmon.

Research and Development Expenses

The increase in research and development expenses for the nine months ended September 30, 2016, was due to the shift of spending from the use of outside contract work to inside personnel, along with the commencement of field trials in Argentina and Brazil and the added costs incurred for outside services and supplies related to the initial maintenance of the Rollo Bay property. We expect that our research and development expenses will increase as we continue to enter into new ECC projects and pursue regulatory approval for additional products.

General and Administrative Expenses

The increase in general and administrative expenses for the nine months ended September 30, 2016, was due to the addition of headcount and increased legal fees from third-party challenges to our two regulatory approvals and increases in general corporate expenses, including travel, taxes and insurance. These increases were partially off-set by a reduction in professional services. We expect that our general and administrative expenses will increase once we begin to operate as a public company in the United States. We estimate that expenditures associated with being a public company will be approximately $400 thousand annually and will include increased costs for director and officer liability insurance; costs related to the hiring of additional personnel; and increased fees for outside consultants, lawyers, and accountants. We also expect to incur increased costs to comply with corporate governance, internal controls, and similar requirements applicable to U.S. public companies.

Total Other (Income) Expense

Total other (income) expense is comprised of interest on debts and bank charges for the nine-month period ended September 30, 2016, and bank charges for the nine-month period ended September 30, 2015.

Comparison of the year ended December 31, 2015, to the year ended December 31, 2014.

The following table summarizes our results of operations for the years ended December 31, 2015 and 2014, together with the changes in those items in dollars and as a percentage (in thousands):

	Years Ended December 31,		Dollar Change	% Change
	2015	2014
	(unaudited)
Operating expenses:
Sales and marketing	$994	$729	$265	36%
Research and development	3,336	3,213	123	4%
General and administrative	2,697	3,193	(496)	-16%
Operating loss	7,027	7,135	(108)	-2%
Total other (income) expense, net	5	(8)	13	-163%

Net loss	$7,032	$7,127	$(95)	-1%

Sales and Marketing Expenses

The increase in sales and marketing expenses for the year ended December 31, 2015, was the result of pre-commercialization activities for our AquAdvantage Salmon product. We contracted for the design of a land-based recirculating aquaculture facility and we hired an international technical support person.

Research and Development Expenses

The increase in research and development expenses for the year ended December 31, 2015, was due to an increase in work performed under our ECC agreement with Intrexon and the ending of our USDA grant for work on our maternal sterility project. These costs were partly offset by the positive impact of the weakening Canadian dollar versus the US dollar.

General and Administrative Expenses

The decrease in general and administrative expenses for the year ended December 31, 2015, was the result of lower legal fees incurred in conjunction with the planned registration of our common stock in the United States and lower outside consulting fees. This reduction was partly offset by the cost of hiring a General Counsel to join the management team. We expect that our general and administrative expenses will increase once we begin to operate as a public company in the United States.

Total Other Income (Expense)

Total other income (expense) was primarily comprised of bank charges for the year ended December 31, 2015. It was comprised of interest income and bank charges for the year ended December 31, 2014.

Liquidity and Capital Resources

Sources of Liquidity

We have incurred losses from operations since our inception in 1991, and, as of September 30, 2016, we had an accumulated deficit of $96.8 million. On June 30, 2015, we completed a private placement of 12,728,044 shares of our common stock, all of which was purchased by Intrexon. The net proceeds from this offering were $3.0 million. On February 22, 2016, we executed a convertible debt agreement for up to $10.0 million with Intrexon of which $7.5 million was advanced during the nine-month period ending September 30, 2016. The remaining $2.5 million available under this facility was drawn during the fourth quarter of 2016 and the entire $10 million (plus accrued interest) of Convertible Debt was converted into 36,387,236 shares of AquaBounty common stock on December 16, 2016. Advances on the convertible debt carried an interest rate of 10% per year and had a maturity date of March 1, 2017. As of September 30, 2016, we had a cash balance of $3.2 million, which along with the $2.5 million remaining available to be drawn on the convertible debt, we believe will be sufficient to fund our operations through March 2017. In addition, on November 7, 2016, we entered into the Purchase Agreement to sell to Intrexon our common stock for proceeds of approximately $25 million, which we expect to close in connection with the Distribution.

Cash Flows

The following table sets forth the significant sources and uses of cash for the periods set forth below (in thousands):

	Nine Months Ended September 30,		Years Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)
Net cash provided by (used in):
Operating activities	$(5,434)	$(4,993)	$(6,748)	$(6,561)	$(4,458)
Investing activities	(739)	(90)	(105)	(152)	(142)
Financing activities	8,045	3,044	3,044	10,024	6,127
Effect of exchange rate changes on cash	(2)	(31)	(41)	(23)	—

Net increase (decrease) in cash	$1,870	$(2,070)	$(3,850)	$3,288	$1,527

Cash Flows from Operating Activities

Net cash used in operating activities during the nine months ended September 30, 2016, was primarily comprised of our $6.0 million net loss, offset by non-cash depreciation and stock compensation charges of $276 thousand, and working capital sources of $315 thousand. Net cash used in operating activities during the nine months ended September 30, 2015, was primarily comprised of our $5.2 million net loss, offset by non-cash depreciation and stock compensation charges of $256 thousand, and increased by working capital uses of $55 thousand. Spending on operations increased during the current nine-month period due to headcount additions, increased legal fees, the commencement of two international field trials and the purchase of a new farm site. The increase in cash sourced by working capital in 2016 was due to an increase in payables and accrued liabilities and a decrease in accounts receivable.

Net cash used in operating activities during the year ended December 31, 2015, was primarily comprised of our $7.0 million net loss, offset by non-cash depreciation and stock compensation charges of $344 thousand, and working capital reductions of $59 thousand. Spending on operations was slightly down during 2015. We increased spending on research and pre-commercial activities and added headcount, but we reduced legal fees and benefited from favorable foreign exchange rates. Cash used for working capital went to an increase in prepaid expenses and outstanding receivables, along with a reduction in accounts payable and accrued liabilities.

Net cash used in operating activities during the year ended December 31, 2014, was primarily comprised of our $7.1 million net loss, offset by non-cash depreciation and stock compensation charges of $414 thousand, and working capital increases of $153 thousand. Spending on operations increased by $2.3 million during 2014, as we incurred legal and professional fees for the planned registration of our common stock in 2014, began to increase employee headcount, and invested in new research programs. Cash provided by changes in working capital came primarily from a reduction in prepaid expenses and outstanding receivables, offset by an increase in accounts payable and accrued liabilities.

Net cash used in operating activities during the year ended December 31, 2013, was primarily comprised of our $4.7 million net loss, offset by depreciation and stock compensation charges of $289 thousand, a gain of $187 thousand on a royalty-based financing instrument, and working capital increases of $129 thousand.

Cash Flows from Investing Activities

In the current nine-month period, we used $757 thousand for property and equipment purchases, primarily for the purchase of the Rollo Bay farm site, and $6 thousand for patent charges. This was offset by $24 thousand in proceeds from the sale of existing assets. In the prior year period, we used $70 thousand for equipment purchases and $20 thousand for patent charges.

During fiscal 2015, we used $74 thousand for equipment purchases and incurred $31 thousand for patent charges. In 2014, we used $117 thousand for equipment purchases and incurred $35 thousand for patent charges. In 2013, we used $100 thousand for equipment purchases and incurred $42 thousand for patent charges.

Cash Flows from Financing Activities

In the current period, we received $7.5 million in proceeds from the issuance of convertible debt and $547 thousand in proceeds from the issuance of term debt. This was off-set by $2 thousand in the repayment of debt. In the prior year period, we received $44 thousand in proceeds from the issuance of term debt and $3.0 million in proceeds from the issuance of our common stock in a private placement of shares.

During fiscal 2015, we received $3.0 million of net proceeds from the issuance of our common stock in a private placement of shares and $44 thousand from the issuance of term debt. In 2014, we received $9.7 million of net proceeds from the issuance of our common stock in a private placement of shares, we received $12 thousand in proceeds from the exercise of stock options, and we received $268 thousand in proceeds from the issuance of term debt. In 2013, we received $5.7 million of net proceeds from the issuance of our common stock in a private placement of shares and $397 thousand in proceeds from the issuance of term debt, net of current payments.

Future Capital Requirements

On March 20, 2014, we completed a private offering of 19,040,366 shares of our common stock to Intrexon, our majority shareholder. The net proceeds from this offering were approximately $9.7 million. On June 30, 2015, we completed a private offering of 12,728,044 shares of our common stock to Intrexon. The net proceeds from this offering were approximately $3.0 million. For a discussion of the impact of these offerings on our capitalization and balance sheet, see “Recent Sales of Unregistered Securities”. We had $3.1 million of available cash and cash equivalents at September 30, 2016.

We believe our existing cash and borrowing capacity will provide adequate funds for ongoing operations, planned capital expenditures, and working capital requirements through at least March 2017. We anticipate a need to raise further funds in order to build and operate our pilot-scale commercial operation and complete the commercialization of AquAdvantage Salmon. On November 7, 2016, we entered into the Purchase Agreement to sell to Intrexon our common stock for proceeds of approximately $25 million, which we expect to close in connection with the Distribution. We intend to devote a significant portion of our existing cash to the pilot-scale commercial operation of our AquAdvantage Salmon product and the continued investment in our research and development projects. We have not determined the amounts we may spend on the commercial roll-out of AquAdvantage Salmon and research and development projects. We may also use existing cash for acquisitions of companies that we believe may be complementary to our current business plan.

We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the timing of additional regulatory approvals and permits for AquAdvantage Salmon, if any;

•	the successful roll-out of our AquAdvantage Salmon pilot-scale commercial plan;

•	the acceptance of AquAdvantage Salmon by consumers;

•	the resources, time, and cost required to develop new and complimentary products; and

•	the costs associated with legal activities and regulatory filings.

Until such time, if ever, as we can generate positive operating cash flows, we may finance our cash needs through a combination of equity offerings, debt financings, government or other third-party funding, strategic alliances, and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of holders of our common stock will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our common stock. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise additional funds through government or other third-party funding; marketing and distribution arrangements; or other collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates or to grant licenses on terms that may not be favorable to us.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements as defined under SEC rules.

Contractual Obligations

The following table summarizes our significant contractual obligations and commercial commitments at December 31, 2015, and the effects such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Office lease	5	5	—	—	—
Panama site lease	105	105	—	—	—

Total	110	110	—	—	—

In addition to the obligations in the table above, as of December 31, 2015, we also have the following significant contractual obligations described below:

•	In January 2009, we were awarded a grant to provide funding of a research and development project from the Atlantic Canada Opportunities Agency, a Canadian government agency. The total amount provided under the award was C$2.9 million ($2.1 million as of December 31, 2015), which must be repaid in the form of a 10% royalty on any products commercialized out of this research and development project until fully paid. This amount is included in long-term debt in the consolidated balance sheet, but is not included in the table above due to the uncertainty of the timing of repayment.

•	In February 2013, we entered into the ECC with Intrexon, pursuant to which we are permitted to use Intrexon’s UltraVector and other technology platforms to develop and commercialize additional genetically modified traits in finfish for human consumption. We agreed under the ECC to pay Intrexon, on a quarterly basis, 16.66% of the gross profits calculated for each developed product. We also agreed to pay Intrexon 50% of the quarterly revenue obtained from a sublicensor in the event of a sublicensing arrangement. In addition, we agreed to reimburse Intrexon for the costs of certain services provided by Intrexon. Amounts required to be paid to Intrexon under the ECC are not included in the table above due to the uncertainty of the timing of payments.

•	In August 2016, our Canadian subsidiary obtained a loan from Finance PEI in the amount of $547,142 to partially finance the purchase of the assets of the former Atlantic Sea Smolt plant in Rollo Bay West on Prince Edward Island. The loan is being repaid through monthly payments of principal and interest with a balloon payment for the balance due in July 2021 and is not included in the table above as we entered into the loan subsequent to December 31, 2015.

Quantitative and Qualitative Disclosures About Market Risk

The following sections provide quantitative information on our exposure to interest rate risk and foreign currency exchange risk. We make use of sensitivity analyses which are inherently limited in estimating actual losses in fair value that can occur from changes in market conditions.

Interest Rate Risk

Our primary exposure to market risk is interest rate risk associated with debt financing that we utilize from time to time to fund operations or specific projects. The interest on this debt is usually determined based on a fixed rate and is contractually set in advance. At September 30, 2016, and December 31, 2015, we had $8.0 million and nil, respectively in interest-bearing debt instruments on our consolidated balance sheet. All of our interest-bearing debt is at fixed rates.

Foreign Currency Exchange Risk

Our functional currency is the U.S. Dollar. The functional currency of our Canadian subsidiary is the Canadian Dollar, and the functional currency of our Panama subsidiary is the U.S. Dollar. For the Canadian subsidiary, assets and liabilities are translated at the exchange rates in effect at the balance sheet date, equity accounts are translated at the historical exchange rate, and the income statement accounts are translated at the average rate for each period during the year. Net translation gains or losses are adjusted directly to a separate component of other comprehensive loss within shareholders’ equity (deficit).

Recent Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2014-15 “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” The core principle of the guidance is that an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued. When management identifies conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern, management should consider whether its plans that are intended to mitigate those relevant conditions or events that will alleviate the substantial doubt are adequately disclosed in the footnotes to the financial statements. This guidance will be effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. We are currently evaluating the impact of adopting this ASU on our financial statements.

In April 2015, the FASB issued ASU 2015-03, “Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs”. ASU 2015-03 is intended to simplify the presentation of debt issuance costs. These amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. This new guidance is effective for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years. This ASU did not have an impact on the our financial statements.

In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes” which requires that deferred tax liabilities and assets be classified as noncurrent on the balance sheet. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by this guidance. ASU 2015-17 is effective for annual and interim periods beginning after December 15, 2016 but early application is permitted and the guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented.

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires a lessee to recognize lease liabilities for the lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis, and right-of-use assets, representing the lessee’s right to use, or control the use of, specified assets for the lease term. Additionally, the new guidance has simplified accounting for sale and leaseback transactions. Lessor accounting is largely unchanged. The ASU is effective for fiscal years beginning after December 15, 2018. Early application is permitted.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation”. The areas for simplification in this update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public entities, the amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. We are currently evaluating the impact of adopting this ASU on our financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows”, which provides specific guidance on eight cash flow classification issues. For public entities, the amendments in this update are effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. We are currently evaluating the impact of adopting this ASU on our financial statements.

We do not expect any other recently issued, but not yet effective, accounting standards to have a material effect on our results of operations or financial condition.

INFORMATION ON AQUABOUNTY

Overview

AquaBounty Technologies, Inc., a Delaware corporation, was formed on December 17, 1991. Our common stock was listed on AIM in 2006 and will be listed on the NASDAQ Capital Market prior to the Distribution. Headquartered in Maynard, Massachusetts, we are a biotechnology company focused on enhancing productivity in the fast-growing aquaculture market. Our principal place of business is located at 2 Mill and Main Place, Suite 395, Maynard, Massachusetts 01754, and our telephone number at that location is (978) 648-6000.

We use genetic modification and other molecular biologic techniques in order to improve the quality and yield of fish stocks and help the aquaculture industry meet growing consumer demand. Since 2008 we have been focused on the regulatory approval of our AquAdvantage Salmon product. Since that time, we completed the NADA process with the FDA for AquAdvantage Salmon, and, on November 19, 2015, we received approval of the NADA.

On May 19, 2016, we received approval from Health Canada, the department of the government of Canada with responsibility for national public health, for the production, sale, and consumption of AquAdvantage Salmon as a novel food and feed in Canada. Previously, we had received approval from Environment Canada, the agency of the government of Canada with responsibility for regulating environmental policies and issues, which decided that AquAdvantage Salmon was not harmful to the environment or human health when produced in contained facilities. Consequently, we have now received approvals from what we believe are two of the most respected and rigorous regulatory agencies in the world for our product.

We believe that receipt of FDA approval for AquAdvantage Salmon not only represents a major milestone for us, but also a significant pioneering development in introducing transgenic animals into the food chain. Although genetically modified crops have been accepted by consumers in the United States and South America for some time, AquAdvantage Salmon is the first genetically modified animal to be approved for human consumption. We intend to deploy AquAdvantage Salmon in land-based, contained, freshwater aquaculture systems, which would allow inland fish farms to be established close to major demand centers in a profitable and environmentally sustainable manner. The technology underlying AquAdvantage Salmon offers the potential to reintroduce salmon aquaculture in the United States, which imported more than $2.1 billion of Atlantic salmon in 2015 according to the U.S. Department of Commerce, or the DOC. Management is evaluating several paths to revenue generation that follow different timelines, including production of our fish at our existing farm in Panama, purchase of an existing production facility in North America, and construction of a new production facility in North America. Depending on which path or combination of paths is chosen, modest revenues could commence as early as next year from our Panama farm with more significant revenues expected once a new facility is in full production.

In 2012, we implemented a reorganization in conjunction with a fundraising in an effort to reduce operating expenses and conserve resources. This included the spin-off and sale of our research group to Tethys Ocean, B.V., or Tethys, which was our largest shareholder at that time. We subsequently executed a contract research agreement with the new organization, Tethys Aquaculture Canada, Inc., to provide us with the resources required for our development needs. In 2015, we reestablished our own in-house research group, and our agreement with Tethys Aquaculture Canada, Inc. terminated in September 2016.

Tethys sold its shares in the Company to Intrexon in November 2012. Intrexon subsequently purchased additional shares in the Company in a fundraising in March 2013 and became our majority shareholder. Intrexon provided us with additional equity funding in March 2014 and June 2015, increasing their holdings of our outstanding shares. After giving effect to the conversion of the Convertible Debt on December 16, 2016, Intrexon’s current ownership percentage is 69.9%.

We currently have no source of revenue and continue to generate losses. For the years ended December 31, 2015, 2014 and 2013, we incurred net losses of $7.0 million, $7.1 million and $4.7 million, respectively, and for the nine months ended September 30, 2016, we recorded a net loss of $6.0 million. As of September 30, 2016, our cumulative losses since inception were $96.8 million and our total assets were $5.2 million.

See “—Our Product” for more information on AquAdvantage Salmon and “—Regulatory Environment” for more information on our completed NADA process with the FDA.

The Aquaculture Industry

Aquaculture is the farming of aquatic organisms such as fish, shellfish, crustaceans, and aquatic plants. It involves cultivating freshwater or saltwater species under controlled conditions, as an alternative to the commercial harvesting of wild species of aquatic organisms. The aquaculture industry has experienced growth in recent years, and we believe that the aquaculture industry, and in particular salmon farming, is poised for significant additional growth in the coming years as the global population expands.

Salmon Farming

According to industry analyst Kontali Analyse (“Kontali”), and major producer Marine Harvest ASA (“Marine Harvest”), farmed salmon accounted for approximately 70% of the world’s salmon production during 2015. According to the United Nations Food and Agriculture Organization (“FAO”), Atlantic salmon aquaculture production grew by approximately 6.5% annually between 2000 and 2014. Kontali and Marine Harvest have both indicated that they expect increases in demand to drive continued production growth through 2020, although at a lower annual rate of approximately 3.0%, primarily due to supply constraints.

Atlantic salmon farming is a major industry in the cold-water countries of the northern and southern hemispheres. According to the FAO, total production volume of farmed Atlantic salmon during 2014 was 2.3 million metric tons. This production had a market value of over $14.6 billion. Below is a break-down by major producing country for the time period 2008 through 2014, which is the last year for which data is readily available.

Worldwide Atlantic Salmon Production by Country (in metric tons)

	2008	2009	2010	2011	2012	2013	2014
Canada	104,075	100,212	101,544	110,328	116,101	100,126	78,979
United States	16,714	14,074	19,535	18,595	19,295	18,685	18,719
Chile	388,847	233,308	123,233	264,349	399,678	492,329	644,459
United Kingdom	128,744	144,663	154,633	158,310	162,547	163,518	165,006
Ireland	9,217	12,210	15,691	12,196	12,440	9,125	9,368
Norway	737,694	862,908	939,536	1,064,868	1,232,095	1,168,324	1,258,356
Faroe Islands	38,494	51,383	45,391	60,473	76,564	75,821	86,454
Australia	25,737	29,893	31,807	36,662	43,982	42,776	41,591
All other	1,745	2,975	6,472	10,393	11,981	25,534	23,356

WW Volume (mt)	1,451,267	1,451,625	1,437,842	1,736,174	2,074,683	2,096,238	2,326,288

© FAO - Fisheries and Aquaculture Information and Statistics Service - 07/14/2016

Pricing

According to the DOC, which tracks the volume and value of Atlantic salmon imports into the country, from 2008 to 2015, the average wholesale price of Atlantic salmon imported into the United States increased from $3.17 per pound ($7.05/kilogram) to $3.55 per pound ($7.82/kilogram).

The daily spot (farm-gate or wholesale market) price for Atlantic salmon is very volatile due to the species’ long production cycle, which typically ranges between two and three years, and its short shelf life, which typically ranges between two and three weeks. Farmed salmon is typically sold as fresh and thus must be consumed within this timeframe. Consequently, the available supply is very inelastic over the short-term, while demand can be very elastic due to price, season, or market size.

Major Producers

The global Atlantic salmon farming industry includes several very large companies with operations in each of the major producing countries. Consolidation has been evident in the past few years as producers attempt to gain competitive cost advantages while overcoming the regulatory challenges associated with developing new marine farm sites. Major market producers, and their primary country of operation, include the following companies: Marine Harvest (Norway), Leroy Seafood Group ASA (Norway), Cermaq ASA (Norway), SalMar ASA (Norway), Empresas AquaChile S.A. (Chile), and Cooke Aquaculture Inc. (Canada).

U.S. Atlantic Salmon Market

According to the DOC, in 2015 the United States imported a record 614 million pounds (278 thousand metric tons) of Atlantic salmon with an aggregate market value of approximately $2.18 billion, or $3.55 per pound. The DOC also reported that over 73% of the total quantity of Atlantic salmon imports into the United States in 2015 originated from Chile and Canada. The Atlantic salmon farming industry in the United States contracted significantly beginning in the 1990s in the face of environmental concerns and lower costs of production from foreign sources, notably Chile. According to the FAO, a total of only 41 million pounds of farmed Atlantic salmon was produced in the United States in 2014, a slight decrease from the previous year.

Despite intensive public consumer education campaigns promoting its health benefits, seafood consumption in the United States still lags behind other protein sources and trails consumption in overseas markets. According to the DOC, during the period from 2007 to 2012, annual seafood consumption in the United States ranged between 14 and 16 pounds per capita, significantly behind consumption of poultry (80 to 85 pounds), beef (57 to 65 pounds), and pork (46 to 50 pounds). In comparison, according to SeaFood Business magazine, average seafood consumption throughout Europe was 48.5 pounds per capita in 2012.

Perception of Genetically Modified Atlantic Salmon

Though Atlantic salmon is the second-largest-consumed seafood in the United States, activist groups opposing genetic modifications of organisms have recently pressured a number of retail food outlets and grocery chains to publicly state that they will not carry genetically modified Atlantic salmon.

However, we do not expect that this will have a significant impact on overall consumer demand and product placement in the marketplace generally, and in particular the wholesale marketplace. To date, large wholesalers have not followed the example of these retailers, and we believe that there will be sufficient demand from smaller retailers, wholesalers, and institutional seafood buyers to absorb our projected production. We believe that FDA approval reinforces the message that AquAdvantage

Salmon is a safe and nutritious seafood product that is equivalent to conventional farmed Atlantic salmon. This belief is based in part on the results of a 2014 survey released by the International Food Information Council, titled “Consumer Perceptions of Food Technology,” which indicated that 59% of consumers are “somewhat” or “very” likely to buy genetically engineered seafood if the FDA deems it safe. Internally generated data has shown that although AquAdvantage Salmon exhibit an accelerated growth rate in early development stages, they do not grow to a larger end size than conventional Atlantic salmon. Consumer acceptance could be adversely affected if AquAdvantage Salmon were found, or believed, to grow to a larger final size than traditional Atlantic salmon. In addition, our regulatory burdens could also increase. In addition, there are surveys that have been cited by various NGOs that indicate that consumers are reluctant to purchase genetically modified food and that they would like to see labeling in order to avoid it. In response, we plan to educate consumers on the benefits of AquAdvantage Salmon versus conventional Atlantic salmon, including better feed conversion, a lower carbon footprint due to local production, reduced environmental impact due to land-based aquaculture systems, and reduced reliance on chemotherapeutics due to improved biosecurity.

Atlantic Salmon Disease Impact

An area of concern with current Atlantic salmon farming techniques is the environmental impact and the cost of disease management associated with those techniques. Salmon farming systems, particularly conventional, open sea-cage systems, are vulnerable to disease introduction and transmission, primarily from the marine environment or adjacent culture systems. The economic impact of disease to these production systems can be significant, as farmers must incur the cost of preventative measures, such as vaccines and antibiotics and then, if infected, the cost of lost or reduced harvests.

The most prevalent disease and health management issues are Infectious Salmon Anemia (“ISA”) and sea lice. ISA is a viral disease in Atlantic salmon, and outbreaks have occurred in virtually every major salmon farming geography since 1984, including a major event in Chile in 2008 that impacted the country’s production for three years. There is currently no effective treatment for the disease, and the salmon farming industry relies on vaccines and health management practices to mitigate its impact. Though primarily occurring in traditional sea-cage farming environments, ISA can also be introduced into populations that are in land-based, self-contained facilities. In November 2009, certain fish from our land-based hatchery on Prince Edward Island tested positive for ISA. We notified the Canadian Department of Fisheries and Oceans (“DFO”) following discovery of the virus, which was diagnosed as a strain with low pathogenicity and of unknown origin. We conducted an extensive screening program of all fish in the facility, destroying any fish that tested positive for ISA. Subsequent tests conducted by DFO of fish in the facility began in March 2010 and indicated that the virus had been eliminated from the facility. We enacted improvements in biosecurity and facility operation, and the facility regained its disease-free status from DFO after four consecutive tests indicated no presence of the virus. The fish health status of the facility continues to be monitored by the Canadian Food Inspection Agency. The facility has not had any reportable disease outbreaks since the isolated incident in 2009.

Sea lice are marine parasites that occur naturally and attach to the skin of Atlantic salmon. Though a few lice on a large salmon present no problem, the presence of significant numbers can adversely impact the health and aesthetic appearance of the fish. The cost of managing sea lice in sea-cage farming environments can be significant.

The closed, contained, land-based production systems, using technology referred to as recirculating aquaculture systems (“RAS”), proposed for the grow-out of AquAdvantage Salmon are less susceptible, though not immune, to the same disease-related pressures because this type of culture system is isolated from the environment. RAS facilities employ sophisticated water treatment technology including the use of ozone, salt treatment and ultraviolet radiation to kill potential bacterial, fungal, or viral pathogens which might enter the system. In addition, incoming water is similarly filtered and treated prior to entering the system, and water quality is regularly measured as part of the standard procedures. The fish in RAS facilities are generally not vaccinated against typical fish diseases, and no antibiotics, pesticides or pharmacological agents are typically required. RAS facilities employ effective biosecurity to prevent disease by reducing or eliminating the introduction of pathogens and continuously treating the water to assure optimal fish health.

In contrast, sea cage, or conventional aquaculture fish, are housed in large cages in coastal waterways exposed to currents which can bring a variety of pathogens in contact with the farmed salmon. The presence of pathogens in an uncontrolled environment is a universally accepted fact in human and animal health. The presence of disease agents in these uncontrolled water currents could result in infection and spread of infection within the captive population. The risks and outcomes of conventional, open sea-cage systems are well established, and are often evidenced by outbreaks of a variety of bacterial and viral diseases as well as water fouling and contamination due to algal blooms and similar events. Furthermore, the use of antibiotics, vaccines, and other pharmacological agents is similarly well documented in conventional systems, presenting a risk to the environment and also to the consumers of treated fish.

Further, stocking RAS facilities with disease free eggs results in a much higher degree of biosecurity and protection from disease. We expect that production and economic losses due to disease will be significantly less in the closed, land-based culture systems proposed for the production of AquAdvantage Salmon, because of greater control over environmental conditions and superior biosecurity than in traditional Atlantic salmon production systems.

Restrictions on Atlantic Salmon Farming

Environmental concerns have led certain states to impose legislative and regulatory restrictions or bans on the farming of Atlantic salmon. This could reduce the number of potential sites available to us for production farms in the United States. Nevertheless, we expect that many states will offer excellent potential sites for AquAdvantage Salmon production systems.

Our Product

Our product, AquAdvantage Salmon, is a genetically modified Atlantic salmon that can grow to marketable size in about half the time of traditional farmed Atlantic salmon. By placing the salmon growth hormone under the control of an alternative genetic promoter (gene switch) from the ocean pout, an edible marine fish, more consistent levels of growth hormone are released, which accelerates the early stages of the salmon’s development. Based on internally generated data, we have determined that the AquAdvantage Salmon do not reach a larger final size than their traditional counterparts. However, by accelerating growth in the early stages of rearing, these fish can reach a marketable size sooner. In the case of Atlantic salmon, this can reduce farming time from 28 to 36 months to 18 to 20 months.

This accelerated growth has several advantages, both economic and environmental. The faster life cycle, from birth to harvesting, of AquAdvantage Salmon as compared to conventional salmon would allow it to be produced more economically in contained inland systems. Although this would require greater capital investment than the sea cage approach, we believe that the higher costs would be offset by more efficient growth, better feed conversion, and more effective control of disease. In addition, with a facility located nearer to the major food markets, we believe there would be savings on transportation of the harvested stock as well as an improved ability to get fresh product to market faster.

Plan of Operation

Our core business is to develop and market superior products to improve productivity in aquaculture. Our first product is the AquAdvantage Salmon, which recently received FDA and Health Canada approval as the first genetically modified animal for human consumption as food. Our business plan contemplates that we will initially establish a pilot production facility to prove the economic benefit and consumer acceptance for our product. Once the pilot-scale production operation is completed, we intend to commercialize the product through the channel we determine to be most advantageous to us. Such efforts may involve producing AquAdvantage Salmon eggs for commercial production, licensing the technology to salmon growers, and/or growing out the salmon in our own land-based facilities.

In order to scale up our egg production capabilities, we plan to increase our supply of unfertilized Atlantic salmon eggs, and we recently purchased a farm site near our existing hatchery on Prince Edward Island for this purpose. We also intend to engage in pilot-scale commercial production of AquAdvantage Salmon through the construction or purchase of an operation in the United States or Canada utilizing a land-based recirculating aquaculture system facility, which is a closed-loop production system that filters and recycles water. Our ability to pursue some or all of these plans is subject to uncertainties, including the receipt of necessary regulatory approvals and our ability to obtain financing on acceptable terms. The uncertainty of the timing of the commencement and completion of the pilot-scale production operation for AquAdvantage Salmon makes it difficult to create a definitive plan beyond the short term. Upon completion of the project, we expect to finalize our operational plan and move forward with our expansion, which may require us to seek to raise additional funds.

We intend to continue investing in research and development. We anticipate that our research and development expenditures will increase as we continue to develop our other AquAdvantage fish products and as we initiate new development projects under the ECC that we entered into in February 2013 with Intrexon. See “—Research and Development.” The timeline for development projects will depend on many factors, but could extend beyond ten to fifteen years, taking into account the time needed for development, regulatory approval, and pre-marketing activities.

Any additions to headcount in our research and production activities will depend in large part on the number of development activities we undertake and the success of our commercialization efforts for AquAdvantage Salmon. We expect to increase our headcount in administration at our corporate headquarters as we begin to commercialize our product and as a result of being a public reporting company in the United States.

Our Markets

With regulatory approvals in the United States and Canada, we plan to market AquAdvantage Salmon throughout both countries. In addition, we intend to focus on those significant fish farming markets where we believe we will have success in gaining further regulatory approvals and consumer acceptance. We currently expect to market AquAdvantage Salmon in the United States and Canada, as well as Argentina, Brazil, and Panama following receipt of required regulatory approval in the applicable jurisdiction.

If we pursue a commercial strategy to sell AquAdvantage Salmon eggs, we expect the cost of production for each AquAdvantage Salmon egg will be higher than the industry norm, but will fall significantly once volume production increases. While no pricing structure has been set, we believe that the cost savings associated with AquAdvantage Salmon resulting from the ability to spread fixed costs over a greater number of fish and reduced grow-out time will allow AquAdvantage Salmon eggs to sell at a premium to standard Atlantic salmon eggs.

If we pursue a commercial strategy to grow-out AquAdvantage Salmon in our own land-based facilities, we expect our production costs to be lower than traditional salmon farming due to the faster growth rate and better feed conversion rate of our fish, along with lower relative transportation costs.

The salmon distribution system in the United States is complex and varied. Participants include fishermen, fish farmers, processors, importers, secondary processors, broadline distributors, specialty seafood distributors, brokers, traders, and many different kinds of retail and food service companies. Salmon distribution channels are evolving, with fewer and larger distributors handling an increasing share of total volume, and an increasing share of salmon being sold directly by large fish-farming companies and large wild salmon processors to large retail and food service chains. We expect that harvested AquAdvantage Salmon will be sold into this distribution network.

Regulatory Environment

FDA Approval

We opened an Investigational New Animal Drug file for AquAdvantage Salmon with the FDA in 1995. At that time, there was no defined regulatory framework for the regulation of genetically engineered animals. There were, however, certain studies that were generally acknowledged to be necessary for an eventual approval process, and we commenced work on those studies and began a phased submission of studies to the FDA that ultimately were responsive to each technical section of the NADA. These technical sections require submission of studies relating to molecular characterization of the construct; molecular characterization of AquAdvantage Salmon lineage; phenotypic characterization of AquAdvantage Salmon; a genotypic and phenotypic durability plan; support for environmental, food, and feed safety; and claim validation. The FDA’s phased review process, which included a cycle of study conduct, submission, review, and acceptance, continued over the period from 1995 to 2010. The following is a summary of certain submissions relating to the technical section of the NADA that we made to the FDA’s Center for Veterinary Medicine (“CVM”) during this period:

•	In August 2006, we submitted to the CVM the last correspondence for the review of the molecular characterization of the AquAdvantage construct. On October 6, 2006, we received a letter from the CVM stating “the data and information that you have submitted adequately supports the molecular characterization of the opAFP-GHc2 construct.”

•	In May 2007, we submitted to the CVM the last correspondence for the review of the molecular characterization of the AquAdvantage Salmon lineage. On July 2, 2008, we received a letter from the CVM stating “[w]e have reviewed the data and information you have submitted in support of the molecular characterization of the genetically engineered (GE) salmon referred to as ‘AquAdvantage Salmon’ and find that it is adequate support to conclude the molecular characterization of the inserted rDNA construct and GE animal lineage step of our review.”

•	In July 2009, we submitted to the CVM the last of the correspondence for the review of AquAdvantage Salmon claim validation. On March 12, 2010, we received a letter from the CVM stating “[w]e have reviewed the data and information that you have submitted in support of the Claim Validation of the genetically engineered (GE) salmon referred to as ‘AquAdvantage Salmon’, and consider this section complete.”

•	In December 2009, we submitted to the CVM the last of the correspondence for the review of the phenotypic characterization of AquAdvantage Salmon. On June 4, 2010, we received a letter from the CVM stating “[w]e have reviewed the data and information that you have submitted in support of the phenotypic characterization of the genetically engineered (GE) salmon referred to as ‘AquAdvantage Salmon’ and find that it is adequate support to conclude the phenotypic characterization step of our review.”

•	In March 2010, we submitted to the CVM the final correspondence for the review of data submitted in support of the safety of food from AquAdvantage Salmon. On August 27, 2010, we received a letter from the CVM stating “[w]e have reviewed the data and information that you have submitted in support of the food safety assessment of food from the genetically engineered (GE) salmon referred to as ‘AquAdvantage Salmon’ and find that it is adequate to conclude our evaluation of food safety.”

•	In April 2010, we submitted to the CVM the last of the correspondence for the review of the genotypic and phenotypic durability of AquAdvantage Salmon. On June 11, 2010, we received a letter from the CVM stating “[w]e have reviewed the data and information that you have submitted in support of the Genotypic and Phenotypic Durability of the genetically engineered (GE) salmon referred to as ‘AquAdvantage Salmon’ and find that you have adequately supported the Genotypic and Phenotypic Durability step of our review.”

By the spring of 2010, we had submitted to the FDA data for each technical submission requirement for approval under the NADA. By the fall of 2010, we had received from the FDA technical section complete letters for each submission requirement.

Following this process, the FDA concluded that AquAdvantage Salmon “is as safe as food from conventional salmon, and that there is a reasonable certainty of no harm from consumption of food” from AquAdvantage Salmon.

In September 2010, the FDA held a public meeting of its Veterinary Medicine Advisory Committee (the “VMAC”) to review the FDA’s findings regarding AquAdvantage Salmon. The VMAC, which was disbanded in September 2013, was a group of independent experts charged with providing scientific advice to the FDA on animal drug and food issues. The VMAC had no authoritative power regarding the approval of the NADA but was convened to listen to the results of the FDA review process and to provide an outside opinion on the FDA’s conclusions. At the public meeting, the FDA posed four questions to the VMAC relating to the safety and effectiveness of AquAdvantage Salmon, including safety to the animal, safety of consumption, safety to the environment, and effectiveness of the growth gene. The Chairman’s Report of the VMAC relating to the public meeting stated that (1) the VMAC found no evidence to conclude that the gene construct was unsafe to the animal; (2) a large number of the test results studied by the VMAC established similarities and equivalence between AquAdvantage Salmon and traditional Atlantic salmon and that the levels of growth hormone contained in AquAdvantage Salmon did not appear to be biologically relevant from a food safety standpoint, although the VMAC noted that it could not conclude from the data submitted that AquAdvantage Salmon would be more or less allergenic than traditional Atlantic salmon; (3) the multitude of barriers to escape of AquAdvantage Salmon at both our Prince Edward Island and Panama facilities were extensive, mitigating the potential environmental impact of escape; and (4) there was evidence to support our claim that AquAdvantage Salmon grows faster than traditional Atlantic salmon. The VMAC did not vote or make a recommendation on whether to approve the NADA, and certain members of the panel recommended additional monitoring to determine whether the growing conditions could cause health abnormalities. While the FDA is not bound by the VMAC’s recommendations or opinions, the VMAC did not dispute the FDA’s conclusions that AquAdvantage Salmon is safe for human consumption.

On December 26, 2012, the FDA published its EA for AquAdvantage Salmon, along with its preliminary FONSI confirming that an approval of the pending NADA would not have an adverse effect on the environment. The FDA opened up a 60-day period for public comment on the EA and preliminary FONSI. On February 13, 2013, the FDA extended the period for public comment by an additional 60 days, and that period expired April 26, 2013.

In July 2014, we submitted to the FDA revised label and package insert information, which updated label and package insert information that we initially submitted to the FDA in April 2011. The submission of revised label and package insert information was in response to a June 2014 request from the FDA to revise and update the initial submission. Under the NADA review process, we were required to submit to the FDA from time to time information responsive to an “all other information” portion of the NADA, which requires the submission of information, not included in any of the technical sections, that comes to our attention and is pertinent to an evaluation of the safety or effectiveness of AquAdvantage Salmon. We submitted our last supplement to the “all other information” portion of the NADA on July 15, 2015, and the FDA formally acknowledged its acceptance of this submission on November 18, 2015.

On November 19, 2015, the FDA finalized the FONSI on the EA and issued an approval letter for the NADA for AquAdvantage Salmon. This approval was published in the Federal Register on November 24, 2015. In conjunction with the approval, the FDA issued a guidance document on the voluntary labeling of food derived from Atlantic salmon that has or has not been genetically engineered. That document was intended to assist those manufacturers who wish to voluntarily make the distinction on the labeling of their food products.

Following the FDA approval, in April 2016, a coalition of NGOs sued the FDA for their approval of AquAdvantage Salmon. The NGOs claim that the FDA failed to analyze and prevent risks to wild salmon and the environment. Among other things, the claimants are seeking a judgment that the FDA decision to approve AquAdvantage Salmon is not authorized by the Federal Food, Drug and Cosmetic Act, or FFDCA; that an injunction be issued requiring the FDA to withdraw its assertion of jurisdiction over GMO animals; that the FDA decision to approve AquAdvantage Salmon and it EA and FONSI be declared in violation of the FFDCA; and that the decision to approve the AquAdvantage Salmon NADA be vacated. Although we believe that these claims lack merit, this legal action is ongoing and is currently in the discovery phase.

In January 2016, the U.S. Congress passed the 2016 Omnibus Appropriations Act (“Appropriations Act”), which was signed into law. The Appropriations Act contained an amendment that directed the FDA to issue final guidance for labeling of AquAdvantage Salmon as a genetically modified organism, or GMO, despite the absence of any GMO labeling requirement in the FDA’s NADA approval. Current FDA policy does not require labeling for method of production if there is no material difference compared with its traditional counterpart, and the FDA arrived at the decision that AquAdvantage Salmon is as safe to eat as any non-genetically engineered Atlantic salmon, and also as nutritious. However, given this directive, the FDA issued an Import Alert on AquAdvantage Salmon and stated that a temporary hold was being implemented to comply with language in the Appropriations Act, which was due to expire on September 30, 2016, but which was extended through a continuing resolution to December 9, 2016. At this time, there can be no certainty as to when the Import Alert will be lifted or when the FDA will finalize its labeling guidance.

In addition to FDA approval of the NADA for AquAdvantage Salmon, our operating sites in Panama and on Prince Edward Island, as well as those we plan to build or purchase in the future, must be registered with, and periodically inspected by, the FDA as drug manufacturing establishments. Drug manufacturing establishments that supply FDA-regulated products for use in the United States must comply with the product’s conditions for approval, whether located in the United States or in a foreign country. Each of our Panama and Prince Edward Island operating sites is currently registered with the FDA, and the FDA has performed inspections and site visits at each facility.

With the FDA approval of our NADA, we must continue to comply with FDA requirements not only for manufacturing, but also for labeling, advertising, record keeping, and reporting to the FDA of adverse events and other information. Failure to comply with these requirements could subject us to administrative or judicial enforcement actions, including but not limited to product seizures, injunctions, civil penalties, criminal prosecution, refusals to approve new products, or withdrawal of existing approvals, as well as increased product liability exposure.

Other Regulatory Approvals

On November 25, 2013, Environment Canada concluded that AquAdvantage Salmon is not harmful to the environment or human health when produced in contained facilities. This ruling, which was subject to a judicial review brought about by certain environmental groups on administrative procedural grounds, recognized that our Canadian hatchery, which produces sterile, all-female eggs, was no longer solely a research facility but could produce eggs on a commercial scale without harm to the environment or human health. In December 2015, the Federal Court in Canada ruled that the Ministers of Environment and Health decision to allow production of AquAdvantage Salmon in Canada for commercial use was “reasonable and made in the manner prescribed by the Canadian Environmental Protection Act.” Accordingly, the court dismissed the entire application brought before it by the Ecology Action Centre and Living Oceans Society. This ruling was appealed by those organizations, however, the Canadian Federal Court of Appeal dismissed the appeal on October 21, 2016.

In February 2012, we filed a Novel Food application for AquAdvantage Salmon with Health Canada. In conjunction with this application, we filed to register AquAdvantage Salmon as a Novel Feed with the Canadian Food Inspection Agency, a prerequisite for a Novel Food approval. Health Canada and the Canadian Food Inspection Agency reviewed our data submission on the safety of AquAdvantage Salmon as a food and feed, respectively. On May 19, 2016, Health Canada concluded that AquAdvantage Salmon does not raise concerns related to food safety. Health Canada also noted in its opinion that fillets derived from AquAdvantage Salmon are as safe and nutritious as fillets from currently available farmed Atlantic salmon.

We are required to comply with regulatory and permitting requirements in Panama, where we operate a demonstration farm for AquAdvantage Salmon. In October 2010, we received authority from Autoridad Nacional del Ambiente (“ANAM”), the Panamanian environmental regulator, to operate our facility in Panama. In March 2012, we were notified by ANAM that we had failed to comply with specified permitting, inspection, reporting, and other regulatory requirements in connection with the construction and operation of the facility. We initiated a program to remedy the deficiencies, and the issues were formally resolved in August 2014. We paid a fine of $9,500 in connection with the resolution of these issues and the matter is now closed. We currently have all regulatory approvals necessary to operate our demonstration farm in Panama and we have obtained and are in compliance in all material respects with all permits necessary to operate that facility. We have moved forward with an application for the commercial production, sale, and consumption of AquAdvantage Salmon in Panama. This application process is new, and we do not have information on when, or if, the application will be approved.

We have also received approval from regulators to conduct field trials for AquAdvantage Salmon in Argentina and Brazil. We intend to initiate additional regulatory filings outside the United States in selected markets that offer a clear regulatory path and market opportunity.

Grow-out of AquAdvantage Salmon in the United States will require compliance with environmental regulations and local site permitting statutes. In addition, every production site for AquAdvantage Salmon in the United States will require approval by the FDA of both a Supplemental NADA and a site-specific EA, as well as compliance with local permitting requirements for construction of grow-out facilities. We expect that we will incur costs to comply with these environmental and regulatory requirements, which could take several years to complete for each production site. We are currently unable to estimate these costs but they may be significant.

Raw Materials

We previously sourced the unfertilized eggs that we use for internal research and trials of our AquAdvantage Salmon eggs from a Canadian supplier. After our FDA approval, we purchased a salmon farm near our hatchery on Prince Edward Island to maintain our own source of unfertilized eggs. We believe this site will allow for the sufficient production of unfertilized eggs to meet our needs for the next five to ten years.

Intellectual Property

The AquAdvantage fish program is based upon a single, specific molecular modification in fish that results in more rapid growth in early development. This enables shorter production cycles and increased efficiency of production. Prior to February 2014, we were a party to a license agreement with Genesis Group, Inc. (“Genesis”) and an affiliate of the Hospital for Sick Children of Toronto and Memorial University (“HSC”) related to our transgenic fish program. Under the terms of this agreement, we were required to make an annual royalty payment of $25 thousand or revenue-based royalty payments equal to five percent of any gross revenues generated from products that utilize the technology covered under the license agreement. No revenue-based royalty payments were made under this agreement. The patent for the licensed technology, which had been issued in every major salmon producing country, expired in August 2013. In February 2014, we entered into a new license agreement with Genesis and HSC that replaced the prior license agreement. Under the new agreement, we hold a global, perpetual, royalty-free, fully paid, sub-licensable, assignable, non-exclusive right to the technology covering genetically modified salmonid fish that express endogenous growth hormone under the control of a protein gene promoter from an edible fish. In consideration for this license, we agreed to pay to Genesis a one-time payment of C$150,000 (US$140,235), which amount was paid on March 6, 2014. Despite the expiration of the patent for the licensed technology, we believe that the degree of know-how in the molecular modification process and the regulatory timescales associated with approval of genetically modified fish would present significant barriers to competition.

We rely on a combination of patent, trademark, and trade secret laws in the United States and applicable foreign jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our proprietary technology, processes, and brand. In December 2015, we were granted a U.S. patent for our molecular sterility system, which renders sterile the progeny of any female fish carrying a defined maternal sterility gene; patents for this technology have been granted in other foreign jurisdictions, and we continue to pursue additional patent applications.

For information regarding our rights to use certain technologies under the ECC with Intrexon, see “—Research and Development.”

Seasonality

Atlantic salmon spawn once per year, so there is a natural seasonality of three to five months in the production of Atlantic salmon eggs for commercial use. This natural seasonality can be lengthened through the use of photoperiod techniques to make Atlantic salmon eggs available year round. We are not currently capable of producing AquAdvantage Salmon eggs on a year-round basis. Currently, we produce AquAdvantage Salmon eggs during the period of January through April of each year. We expect that, with the establishment of our new farm site to produce unfertilized eggs, within three years we will be able to produce AquAdvantage Salmon eggs year-round.

Competition

There are four major commercial salmonid breeding companies that market proprietary lines of Atlantic salmon eggs, as well as many small producers of salmonid eggs. Additionally, many of the largest Atlantic salmon producers maintain their own egg production capabilities. We do not believe, however, that we have a direct competitor for genetically modified, growth-enhanced Atlantic salmon eggs.

The industry and market for farmed Atlantic salmon is dominated by a group of large, multinational corporations with entrenched distribution channels, as discussed above under “The Aquaculture Industry—Major Producers.” While we do not believe that we have a direct competitor for genetically modified, growth-enhanced Atlantic salmon, we do believe that our product will need to compete with non-genetically modified salmon.

Research and Development

As of December 31, 2015, we had 13 employees dedicated to research and development. Our primary research and development operations are located in our owned hatchery on Prince Edward Island. In addition, we contracted research activities to Tethys Aquaculture Canada, Inc. (doing business as the Center for Aquaculture Technologies Canada), our former research group, which was spun-off and sold to Tethys in 2012. We incurred expenses of $3.3 million in 2015, $3.2 million in 2014, and $2.3 million in 2013 on research and development activities.

In February 2013, we entered into the ECC with Intrexon pursuant to which we are permitted to use Intrexon’s UltraVector® and other technology platforms to develop and commercialize additional genetically modified traits in finfish for human consumption. The ECC grants us a worldwide license to use specified patents and other intellectual property of Intrexon in connection with the research, development, use, importing, manufacture, sale, and offer for sale of products involving DNA administered to finfish for human consumption. This license is exclusive with respect to any development, selling, offering for sale, or other commercialization of developed products, and otherwise is non-exclusive. Under the ECC and subject to certain exceptions, we are responsible for, among other things, the performance of the program, including development, commercialization, and certain aspects of manufacturing developed products. Among other things, Intrexon is responsible for the costs of establishing manufacturing capabilities and facilities for the bulk manufacture of certain products developed under the program; certain other aspects of manufacturing; costs of discovery-stage research with respect to platform improvements; and costs of filing, prosecution, and maintenance of Intrexon’s patents. We agreed to pay Intrexon, on a quarterly basis, 16.66% of the gross profits calculated for each developed product. We also agreed to pay Intrexon 50% of the quarterly revenue obtained from a sublicensor in the event of a sublicensing arrangement. In addition, we agreed to reimburse Intrexon for the costs of certain services provided by Intrexon.

Since its execution in February 2013, we and Intrexon have commenced development on two projects under the ECC, both of which are in their early stages. The first project, which commenced in June 2013, is a research effort to determine the effectiveness of utilizing precise genome engineering technology to produce desirable features in a finfish. The second project, which commenced in September 2013, is a research effort to determine if the use of germ cells to perform gene modification is effective in reducing the time required to develop new traits in finfish. If these technology-enabling projects prove to be successful, they will allow us to add additional beneficial traits to AquAdvantage Salmon.

In addition to the projects being undertaken under the ECC, we are exploring the potential development of a range of additional products, including a second generation of AquAdvantage Salmon to ensure 100% sterility, a line of AquAdvantage® Trout that grows faster than traditional rainbow trout, molecular sterility systems to provide an improved means of sterility for farmed fish, infection control in shrimp, and improved methods for generating transgenic fish.

Our research and development expenditures are directly tied to the number of projects that we choose to undertake. We expect to increase our development efforts as we commence projects under our ECC with Intrexon. We expect that these projects could result in an increase in our research and development expenditures in the range of 5% to 10% per year.

Legal Proceedings

Legal Challenge in Canada to Significant New Activity Notice

On January 16, 2014, an application was filed by Ecology Action Centre and Living Oceans Society with the Canadian Federal Court seeking judicial review to declare invalid the decision by the Canadian Minister of the Environment to publish in the Canada Gazette a SNAN with respect to AquAdvantage Salmon. The Canadian Minister of the Environment, the Canadian Minister of Health, and AQUA Bounty Canada Inc., our Canadian subsidiary, were listed as respondents on the application. The plaintiffs alleged that the Canadian Minister of the Environment inappropriately waived a requirement of the Canadian Environmental Protection Act (“CEPA”) to provide certain prescribed information for an assessment under CEPA. The plaintiffs sought an order from the court that the minister acted unlawfully and without jurisdiction by publishing notice of the SNAN with respect to AquAdvantage Salmon in the Canada Gazette, that the SNAN was invalid and unlawful, and, in the alternative, that the minister acted unreasonably in exercising her discretion.

In December 2015, the Canadian Federal Court ruled that the decision by the Ministers of Environment and Health to allow production of AquAdvantage Salmon in Canada for commercial use was reasonable and made in the manner prescribed by the CEPA, and accordingly dismissed the entire application brought before it. The petitioners appealed this ruling and in October 2016, the Canadian Federal Court of Appeal dismissed the appeal.

Lawsuit Against the FDA Approval of NADA

On March 30, 2016, a coalition of NGOs filed a complaint against the FDA, the United States Fish and Wildlife Service, and related individuals for their roles in the approval of AquAdvantage Salmon. The coalition, including the Centre for Food Safety and Friends of the Earth, claims that the FDA had no statutory authority to regulate genetically modified animals, and, if it did, that the agency failed to analyze and implement measures to mitigate ecological, environmental, and socioeconomic risks that could impact wild salmon and the environment, including the risk that AquAdvantage Salmon could escape and threaten endangered wild salmon stocks.

Other than as set forth above, we are not party to any legal proceedings the outcome of which, we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our future business, consolidated results of operations, cash flows, or financial position. We may, from time to time, be subject to legal proceedings and claims arising from the normal course of business activities.

Employees

As of September 30, 2016, we had 24 employees. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Financial Information About Geographic Areas

While our corporate headquarters are located in Maynard, Massachusetts, and we are domiciled in the United States, our primary physical assets are comprised of our hatchery and farm site on Prince Edward Island, Canada. We own the buildings, all improvements, and the equipment used in both facilities. In addition, we lease a demonstration farm for AquAdvantage Salmon in Panama.

Recent Events

On February 23, 2016, we executed a convertible debt facility with Intrexon to provide us with up to $10.0 million. The debt carried an interest rate of 10%, had a maturity of March 1, 2017, and could be converted into share of our common stock at a price of 23 pence per share using the British pound sterling to U.S. dollar exchange rate, as reported on Reuters, as of the business day prior to the conversion. The entire $10.0 million (plus accrued interest) of Convertible Debt was converted into 36,387,236 shares of AquaBounty common stock on December 16, 2016.

Based on our current operations and anticipated expenditures, we believe that borrowings under this facility will provide adequate funds for on-going operations, planned capital expenditures and other working capital requirements through March 2017. On November 7, 2016, we entered into the Purchase Agreement to sell to Intrexon our common stock for proceeds of approximately $25 million, which we expect to close in connection with the Distribution. Management is evaluating several paths to revenue generation that follow different timelines, including production of our fish at our existing farm in Panama, purchase of an existing production facility in North America, and construction of a new production facility in North America. Depending on which path or combination of paths is chosen, modest revenues could commence as early as next year from our Panama farm with more significant revenues expected once a new facility is in full production.

Properties

Our primary operations include locations in Massachusetts, Canada, and Panama. We lease approximately 1,800 square feet of office space which is used as our corporate headquarters in Maynard, Massachusetts. We lease a demonstration farm for AquAdvantage Salmon in Panama, and we own an 18,000-square-foot hatchery and a salmon farm on Price Edward Island, Canada. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers as of December 28, 2016:

Name	Age	Position(s)
Richard J. Clothier	71	Chairman
Jack A. Bobo	50	Director
Christine St.Clare	66	Director
Richard L. Huber	80	Director
Rick Sterling	52	Director
James C. Turk, Jr.	60	Director
Ronald L. Stotish	67	Director, Chief Executive Officer and President
David A. Frank	56	Chief Financial Officer and Treasurer
Alejandro Rojas	54	Chief Operating Officer, AquaBounty Farms
Christopher Martin	50	General Counsel and Corporate Secretary

Our directors are elected for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our Amended and Restated Bylaws. Our executive officers are elected by our Board of Directors and hold office until removed by the Board of Directors, and until their successors have been duly elected and qualified or until their earlier resignation, retirement, removal, or death.

Richard J. Clothier. Mr. Clothier has served as Chairman of the Board of Directors of AquaBounty since April 2006. Mr. Clothier has served as the Chairman of Robinson Plc since 2004, Spearhead International Ltd from 2005 to 2015, and Exosect from 2013 to 2015. He retired as Group Chief Executive of PGI Group Plc, an international agricultural products producer, following 20 years with Dalgety Plc where he was chief executive officer of the genetics firm Pig Improvement Company until 1992 and then Group Chief Executive Officer until 1997. He holds a Bachelor of Science in Agriculture from Natal University and an Advanced Management Program degree from Harvard Business School. Mr. Clothier’s extensive experience, both as an executive in the food industry and as a director of public and private companies, provides considerable operating, strategic, and policy knowledge to our Board of Directors.

Jack A. Bobo. Mr. Bobo joined the Board of Directors of AquaBounty in November 2015. He has significant expertise in the analysis and communication of global trends in biotechnology, food, and agriculture to audiences around the world and is currently Senior Vice-President and Chief Communications Officer of Intrexon Corporation, a position he has held since July 2015. He was previously at the U.S. Department of State, where he worked for 13 years, most recently as Senior Advisor for Food Policy following his position as Senior Advisor for Biotechnology. Mr. Bobo was an attorney at Crowell & Moring, LLP. He received his Juris Doctor from Indiana University School of Law and a Masters in environmental science from Indiana University School of Public and Environmental Affairs. Mr. Bobo’s knowledge of our industry and public policy and his executive leadership experience make him well qualified to serve as a director.

Christine St.Clare. Ms. St.Clare joined the Board of Directors of AquaBounty in May 2014. She retired as a partner of KPMG LLP in 2010, where she worked for a total of 35 years. While at KPMG, Ms. St.Clare worked as an Audit Partner serving publicly-held companies until 2005 when she transferred to the Advisory Practice, serving in the Internal Audit, Risk and Compliance practice until her retirement. She currently serves on the board of Fibrocell Science, Inc., a company that specializes in the development of personalized biologics, and formerly served on the board of Polymer Group, Inc., a global manufacturer of engineered materials. Ms. St.Clare has a Bachelor of Science from California State University at Long Beach and has been a licensed Certified Public Accountant in California, Texas, and Georgia. Ms. St.Clare’s background in accounting and support of publicly held companies, as well as her experience with biotechnology, makes her well suited for service on our Board of Directors.

Richard L. Huber. Mr. Huber joined the Board of Directors of AquaBounty after our public offering in 2006. Mr. Huber is the former Chairman, President, and Chief Executive Officer of Aetna, a major U.S. health insurer, and is currently an independent investor in a number of companies operating in a wide range of businesses, mainly in South America. Following a 40-year career in the financial services industry, Mr. Huber now serves as a director of Invina, SA, a non-public wine producer in Chile. Previously he served on the boards of Gafisa, the largest integrated residential housing developer in Brazil, and Antarctic Shipping, SA of Chile. He holds a Bachelor of Arts in Chemistry from Harvard University. Mr. Huber brings unique knowledge and experience in strategic planning, organizational leadership, accounting, and legal and governmental affairs to our Board of Directors.

Rick Sterling. Mr. Sterling joined the Board of Directors of AquaBounty in September 2013. He is the Chief Financial Officer of Intrexon Corporation. Prior to joining Intrexon, he was with KPMG LLP, where he worked in the audit practice for over 17 years, with a client base primarily in the healthcare, technology, and manufacturing industries. Mr. Sterling’s experience includes serving clients in both the private and public sector, including significant experience with SEC filings and compliance with the Sarbanes-Oxley Act. He has a Bachelor of Science in Accounting and Finance from Virginia Tech and is a licensed Certified Public Accountant. Mr. Sterling’s background in audit and finance, as well as his experience with technology companies, make him well suited for service on our Board of Directors.

James C. Turk, Jr. Mr. Turk joined the Board of Directors of AquaBounty in February 2013. Mr. Turk has served as a partner in the law firm Harrison & Turk, P.C. since 1987, having practiced two years before that with other firms. He has previously served as a member of the board of directors for multiple companies and foundations including Intrexon Corporation, the New River Community College Education Foundation, the Virginia Student Assistance Authorities and Synchrony Inc. before it was acquired by Dresser-Rand in January, 2012. He presently serves as a member of Roanoke/New River Valley Advisory Council of SunTrust Bank, a director of the Virginia Tech Athletic Foundation and a member of the Roanoke College President’s advisory board. Mr. Turk received a Bachelor of Arts from Roanoke College and a Juris Doctor from Cumberland School of Law at Samford University. Mr. Turk’s legal background and his experience on multiple boards make him well qualified for service on our Board of Directors.

Ronald L. Stotish, Ph.D. Chief Executive Officer and President. Dr. Stotish was appointed Executive Director, President, and Chief Executive Officer of AquaBounty in May 2008. He joined AquaBounty in 2006 as Vice-President for Regulatory Affairs and, most recently, was Senior Vice-President for R&D and Regulatory Affairs. Prior to joining AquaBounty, Dr. Stotish was Executive Vice-President for R&D at MetaMorphix, Inc. He has served as Vice-President for Pharmaceutical R&D at Fort Dodge Animal Health and held a variety of positions at American Cyanamid. He began his career in research at Merck & Co. Dr. Stotish has degrees in biochemistry and over 40 years’ experience in the discovery, development, and commercialization of new animal health products. Dr. Stotish has a Bachelor of Science degree from Pennsylvania State University and a Master of Science and a Ph.D. from Rutgers University.

David A. Frank, M.B.A. Chief Financial Officer and Treasurer. Mr. Frank was appointed Chief Financial Officer and Treasurer of AquaBounty in October 2007. Previously he served as President and General Manager of TekCel LLC, a subsidiary of Magellan Biosciences, after serving as Magellan’s Chief Financial Officer since the company’s founding in 2004 and as TekCel’s Chief Financial Officer. Mr. Frank has over 30 years of financial management experience, including as Chief Financial Officer of

SmartEnergy, an independent energy supplier, as Corporate Controller for Moldflow Corporation, and in financial roles at PerSeptive Biosystems, Inc., Lotus Development Corporation, Apollo Computer, Inc., and Honeywell International, Inc. He has a Bachelor of Science in finance and accounting from Boston College and a Masters of Business Administration from Babson College.

Alejandro Rojas, D.V.M. Chief Operating Officer, AquaBounty Farms. Dr. Rojas joined AquaBounty as the Chief Operating Officer, AquaBounty Farms in February 2014. He formerly was the Production and Technical Manager for Marine Harvest from 1988 to 2000, where he was responsible for operations and the production of salmonids in Chile. He was also responsible for managing Quality Control Labs, Environmental Programs, and Fish Health Programs. Dr. Rojas has a doctorate in Veterinary Medicine and for the past 14 years has been a Technical Advisor and Consultant to numerous global aquaculture and biotech companies working with marine fish, including salmon, seabass, seabream, and barramundi. His areas of expertise include benchmarking and market studies; technical and economic analysis for M&A activities; new species development in Latin America, the Middle East, and Africa; and consulting on fish production, aquatic health, environment, and biosecurity programs to private companies and governments.

Christopher Martin. General Counsel and Corporate Secretary. Mr. Martin has served as our General Counsel since June 2015 and as our Corporate Secretary since July 2015. Prior to joining AquaBounty, he was Assistant General Counsel at athenahealth, Inc. from 2012 to 2014 and Senior Corporate Counsel from 2008 to 2012. He also served as Corporate Counsel at LeMaitre Vascular, Inc. from 2006 to 2008 and practiced in the areas of commercial, corporate, finance, and intellectual property law with Hemenway & Barnes LLP in Boston and Cummings & Lockwood LLC in Connecticut. Mr. Martin holds a Bachelor of Arts from Stanford University and a Juris Doctor from the University of California, Berkeley (Boalt Hall).

EXECUTIVE COMPENSATION

Overview

In preparing to become a public company, we have begun a thorough review of all elements of our executive and director compensation program, including the function and design of our equity incentive programs. We have begun, and we expect to continue in the coming months, to evaluate the need for revisions to our executive compensation program to ensure our program is competitive with those of the companies with which we compete for executive talent and is appropriate for a public company.

The tables and discussion below present compensation information for our chief executive officer and our two other most highly compensated officers for the year ended December 31, 2015, whom we refer to collectively as our named executive officers. These officers are:

•	Ronald L. Stotish, Chief Executive Officer and President;

•	David A. Frank, Chief Financial Officer and Treasurer; and

•	Alejandro Rojas, Chief Operating Officer, AquaBounty Farms.

Summary Compensation Table

The following table sets forth the compensation paid or accrued during the fiscal years ended December 31, 2015 and 2014, to our named executive officers.

Name and Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)	All other Compensation ($) (4)	Total ($)
R. Stotish	2015	335,500	84,000		—		7,206	426,706
CEO and President	2014	327,563			120,706		6,574	454,843

D. Frank	2015	245,625			—		8,831	254,456
CFO and Treasurer	2014	238,625			120,706		6,565	365,896

A. Rojas	2015	200,000	5,000		—		3,750	208,750
COO, AquaBounty Farms	2014	183,333	25,000		120,706		—	329,039

(1)	Represents salaries before any employee contributions under our 401(k) plan.
(2)	Represents discretionary cash incentive awards paid for performance during the 2015 and 2014 fiscal years.
(3)	The Option Awards included for each individual consists of stock option awards granted under the AquaBounty Technologies 2006 Equity Incentive Plan. The value for each of these awards is its grant date fair value calculated by multiplying the number of shares subject to the award by the fair value of the stock option award on the date such award was granted, computed in accordance with FASB Accounting Standards Codification Topic 718. The following table summarizes the number of stock option awards granted, the grant date, and the fair value of the stock option award to calculate the total grant date fair value for the option awards reported. The Fair Value of the stock option grants were measured on the date of the grant using the Black-Scholes calculation. The assumptions included an expected stock price volatility of 105%, a risk-free interest rate of 1.67%, a dividend yield of 0%, and an expected life of five years.

Name	Number of Stock Option Awards	Grant Date	Per Share Fair Value	Total Grant Date Fair Value
R. Stotish	—			—
	200,000	Jan 20 2014	0.6035	120,706

D. Frank	—			—
	200,000	Jan 20 2014	0.6035	120,706

A. Rojas	—			—
	200,000	Jan 20 2014	0.6035	120,706

The actual value a named executive officer may receive depends on market prices, and there can be no assurance that the amounts reflected in the Option Awards column will actually be realized. No gain to a named executive officer is possible without an appreciation in stock value after the date of grant.

(4)	Amounts represent our contributions under our 401(k) plan and other benefits.

In 2015, we paid base salaries to Dr. Stotish, Mr. Frank, and Dr. Rojas of $335,500, $245,625, and $200,000, respectively. As of December 31, 2015, the base salaries of Dr. Stotish, Mr. Frank, and Dr. Rojas were $336,000, $246,000, and $200,000, respectively. Base salaries are used to recognize the experience, skills, knowledge, and responsibilities required of all of our employees, including our named executive officers. Certain of our named executive officers are currently party to an employment agreement that provides for the continuation of certain compensation upon termination of employment. See “—Employment Agreements.”

Our Board of Directors may, at its discretion, award bonuses to our named executive officers from time to time. We typically establish bonus targets for our named executive officers and evaluate their performance based on the achievement of specified goals and objectives by each individual employee. Our management may propose bonus awards to the Compensation Committee of the Board of Directors primarily based on such achievements. Our Board of Directors makes the final determination of the eligibility requirements for and the amounts of such bonus awards. For the fiscal year ended December 31, 2015, the bonus award for Dr. Stotish was $84,000, which represents 25% of his base salary, awarded for his achievements in progressing the approval process for AquAdvantage Salmon with the FDA. Dr. Rojas received a bonus award of $5,000 for his achievements in progressing the planning of our North American operations strategy.

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture, and help to align the ownership interests of our executives and our shareholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes outstanding equity awards to our named executive officers at December 31, 2015.

	Option Awards
	Number of securities underlying unexercised options		Option Exercise Price	Option Expiration Date
Name and Position	Exercisable	Unexercisable
R. Stotish	1,870,000		$0.11	30-Jun-19
CEO and President	500,000		$0.23	10-Jan-21
	127,777	72,223	$0.78	20-Jan-24

D. Frank	450,000		$0.11	30-Jun-19
CFO and Treasurer	150,000		$0.23	10-Jan-21
	177,778	22,222	$0.25	27-Apr-23
	127,777	72,223	$0.78	20-Jan-24

A. Rojas	127,777	72,223	$0.78	20-Jan-24
COO, AquaBounty Farms

Director Compensation

Through December 31, 2015, the Chairman of our Board of Directors received annual compensation of £40,000 (approximately $59,208 using the pound sterling to U.S. Dollar spot exchange rate of 1.4802 published in The Wall Street Journal as of December 31, 2015), payable in one annual installment. He also received an annual grant of restricted common shares equal to £20,000 (approximately $30,976) (based on the fair market value on the date of grant), with vesting after three years.

Through December 31, 2015, all non-employee directors, except for directors who are employees of Intrexon per the Relationship Agreement described under “Certain Relationships and Related Transactions, and Director Independence—Other Agreements with Intrexon—Relationship Agreement” received annual compensation of $30,000, payable in one annual installment. Board of Directors committee chairs received $10,000 per annum, and members of a board committee received $5,000 per annum, both payable annually. All non-employee directors, except for directors employed and appointed by Intrexon per the Relationship Agreement, received an annual grant of options to purchase 75,000 shares of our common stock (with an exercise price equal to the fair market value on the date of grant), with vesting after one year.

The following table discloses all compensation provided to the non-employee directors for the most recently completed fiscal year ending December 31, 2015:

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity deferred comp earnings ($)	All other compensation ($)	Total ($)
R. Clothier	59,208	30,976				90,184
J. Bobo	—					—
C. St.Clare	35,000		10,298			45,298
R. Huber	45,000		10,298			55,298
R. Sterling	—					—
J. Turk	35,000		10,298			45,298

Total	174,208	30,976	30,894	—	—	236,078

(1)	Mr. Clothier’s compensation includes both Board of Directors fees and an annual grant of common shares. Included in his 2015 compensation is a share grant of $30,976.
(2)	Messrs. Bobo and Sterling are employees of Intrexon and do not receive any compensation from AquaBounty at this time.

Employment Agreements

We have formal employment agreements with Dr. Stotish, Dr. Rojas, and Messrs. Frank and Martin. Each agreement provides for the payment of a base salary, an annual bonus determined at the discretion of our Board of Directors based on achievement of financial targets and other performance criteria and, for Dr. Stotish, a one-time grant of 90,000 stock options.

Each agreement will remain in effect unless and until terminated in accordance with the terms and conditions set forth in the agreement. Mr. Frank’s agreement provides that employment may be terminated by either us or the employee after giving the other not less than 12 months’ notice. Mr. Martin’s agreement provides that employment may be terminated by either us or the employee after giving the other not less than 6 months’ notice. Dr. Rojas’ agreement provides that employment may be terminated by us after giving to Dr. Rojas not less than 12 months’ notice, and by Dr. Rojas after giving to us not less than one month’s notice. During these respective notice periods, we have the right to terminate employment prior to expiration of the notice period by paying the employee a sum equal to his basic salary and benefits during the notice period. Dr. Stotish’s agreement does not contain termination notice requirements applicable to his current employment.

In addition, under each agreement, we may terminate the employee’s employment without notice or payment at any time for cause. For these purposes, “cause” means any of the following:

•	performance by the employee of his duties in a manner that is deemed consistently materially unsatisfactory by our Board of Directors in its sole and exclusive discretion;

•	willful and material failure or refusal by the employee to perform his duties under the employment agreement (other than by reason of the employee’s death or disability);

•	certain breaches or nonobservance by the employee of the provisions of the employment agreement or directions of our Board of Directors or of rules issued by a stock exchange on which our securities are listed;

•	any intentional act of dishonesty, fraud, or embezzlement by the employee or the admission or conviction of, or entering a plea of no contest by, the employee with respect to any felony or lesser crime involving moral turpitude, dishonesty, fraud, embezzlement, or theft;

•	any negligence, willful misconduct, or personal dishonesty of the employee resulting in a good faith determination by our Board of Directors of a loss to us or a damage to our reputation;

•	any failure by the employee to comply with our policies or procedures to a material extent;

•	the employee commits any act of deliberate unlawful discrimination or harassment;

•	the employee is adjudged bankrupt or enters into any composition or arrangement with or for the benefit of his creditors;

•	the employee becomes of unsound mind or a patient for the purposes of any law relating to mental health; or

•	the employee becomes prohibited by law from being a director.

Each agreement also contains confidentiality and noncompetition provisions that we believe are typical for agreements of this type.

Equity Incentive and Retirement Plans

AquaBounty Technologies 2016 Equity Incentive Plan

The 2016 Plan was first adopted by our Board of Directors and our shareholders in April 2016.

The 2016 Plan provides for the issuance of incentive stock options to our employees and non-qualified stock options and awards of restricted and direct stock purchases to our directors, officers, employees, and consultants. In accordance with the terms of the 2016 Plan, the Compensation Committee of the Board of Directors administers the 2016 Plan and, subject to any limitations, approves the recipients of awards and determines, among other things:

•	the number of shares of our common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options (subject to certain limitations set forth in the plan);

•	the methods of payment of the exercise price of options;

•	the number of shares of our common stock subject to any restricted stock awards and the terms and conditions of those awards, including the price, if any, restriction period (subject to certain limitations set forth in the plan), and conditions for repurchase (with respect to restricted stock awards);

•	the number of shares of our common stock subject to any restricted stock unit awards and the terms and conditions of those awards, including the vesting schedule, the consideration, if any, to be paid by the recipient, and the settlement of the award upon vesting; and

•	the number of shares of our common stock subject to any stock appreciation right awards and the terms and conditions of those awards, including the vesting schedule, exercise price, and payment terms (subject to certain limitations set forth in the plan).

In the event of a change in control, as defined in the 2016 Plan, all awards under the 2016 Plan, subject to the reasonable discretion of the Board of Directors, will become vested and exercisable, restrictions on Restricted Shares and Deferred Shares (each as defined in the 2016 Plan) will lapse, performance targets will be deemed achieved and all other terms and conditions met, and all other awards will be delivered or paid.

AquaBounty Technologies 2006 Equity Incentive Plan

The 2006 Plan was first adopted by our Board of Directors and our shareholders in June 2007.

The 2006 Plan provided for the issuance of incentive stock options to our employees and non-qualified stock options and awards of restricted and direct stock purchases to our directors, officers, employees and consultants. In accordance with the terms of the 2006 Plan, the Compensation Committee of the Board of Directors administered the 2006 Plan and, subject to any limitations, approved the recipients of awards and determined, among other things:

•	the number of shares of our common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options (subject to certain limitations set forth in the plan);

•	the methods of payment of the exercise price of options;

•	the number of shares of our common stock subject to any restricted stock awards and the terms and conditions of those awards, including the price, if any, restriction period (subject to certain limitations set forth in the plan), and conditions for repurchase (with respect to restricted stock awards);

•	the number of shares of our common stock subject to any restricted stock unit awards and the terms and conditions of those awards, including the vesting schedule, the consideration, if any, to be paid by the recipient, and the settlement of the award upon vesting; and

•	the number of shares of our common stock subject to any stock appreciation right awards and the terms and conditions of those awards, including the vesting schedule, exercise price, and payment terms (subject to certain limitations set forth in the plan).

In the event of a change in control, as defined in the 2006 Plan, all awards under the 2006 Plan, subject to the reasonable discretion of the Board of Directors, will become vested and exercisable, restrictions on Restricted Shares and Deferred Shares (each as defined in the 2006 Plan) will lapse, and performance targets will be deemed achieved and all other terms and conditions met, and all other awards will be delivered or paid.

As of December 31, 2015, there were options to purchase an aggregate of 5,382,000 shares of our common stock outstanding under the 2006 Plan at a weighted-average exercise price of $0.26 per share. As of December 31, 2015, there were 10,360,531 shares of our common stock available for future awards under the 2006 Plan. The 2006 Plan terminated on March 18, 2016, and the Board of Directors has ceased making awards under the 2006 Plan, and there are no shares of our common stock reserved for future awards under the 2006 Plan.

401(k) Plan

We provide an employee retirement plan under Section 401(k) of the Code (the “401(k) plan”), to all U.S. employees who are eligible employees as defined in the 401(k) plan. Subject to annual limits set by the Internal Revenue Service, we match 50% of eligible employee contributions up to a maximum of 3% of an employee’s salary, and vesting in our match is immediate. We made contributions in connection with the 401(k) plan during the years ended December 31, 2015, 2014, and 2013, of $29,931, $24,018, and $21,788, respectively.

Registered Retirement Savings Plan

We also have a Registered Retirement Savings Plan for our Canadian employees. Subject to annual limits set by the Canadian government, we match 50% of eligible employee contributions up to a maximum of 3% of an employee’s salary, and vesting in our match is immediate. We made contributions in connection with this plan during the years ended December 31, 2015, 2014, and 2013, of $16,274, $16,566, and $14,312, respectively.

Compensation Committee Interlocks

None of our executive officers serves, or in the past has served, as a member of our Board of Directors or Compensation Committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our Board of Directors or our Compensation Committee. None of the members of our Compensation Committee is also an officer or employee of AquaBounty, nor have they ever been an officer or employee of AquaBounty.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of December 23, 2016, there were 193,915,210 shares of our common stock outstanding. The following table sets forth information regarding beneficial ownership of our share capital as of this date, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and current named executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

	Beneficially owned(1)
Name and address of beneficial owner	Shares	Percentage
Intrexon Corporation(2) 222 Lakeview Avenue, Suite 1400	135,501,904	69.9%
West Palm Beach, Florida 33401

Abbott Laboratories(3)	22,130,040	11.4%

Ronald L. Stotish	2,570,000	1.3%
David A. Frank	1,000,000	-
Alejandro Rojas	200,000	-
Richard J. Clothier	1,109,943	-
Jack A. Bobo	—	-
Christine St.Clare	172,717	-
Richard L. Huber	980,038	-
Rick Sterling	—	-
James C. Turk	196,717	-
Executive officers and directors as a group (10 persons)	7,057,184	3.5%

-	Indicates beneficial ownership of less than one percent of the total outstanding shares of our common stock.
(1)	Numbers of shares does not give effect to the Reverse Stock Split to be implemented following the effectiveness of the registration statement of which this information forms a part. Percentages of shares beneficially owned will not change as a result of the Reverse Stock Split. Amounts include options to purchase shares of our common stock that are exercisable within 60 days of December 23, 2016.
(2)	Intrexon’s board of directors has voting and dispositive power over the shares held by Intrexon. Intrexon’s board of directors comprises eight individuals, Cesar L. Alvarez, Steven Frank, Fred Hassan, Jeffrey B. Kindler, Randal J. Kirk, Dean J. Mitchell, Robert B. Shapiro and James S. Turley. Includes 36,387,236 shares issued upon the conversion of the Convertible Debt.
(3)	Represents (i) 21,818,118 shares held by CFR International SpA and (ii) 311,922 shares held by Western Pharmaceuticals SA, each at Avenida Pedro de Valdivia No 295, Comuna de Providencia, Ciudad de Santiago Region Metroploitana, 7500524 Chile.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes certain important terms of our common stock. Because this description is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to the Third Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws, forms of which are included as exhibits to the registration statement of which this information statement forms a part.

General

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, of which 193,915,210 share are outstanding, and 40,000,000 shares of preferred stock, par value $0.01 par value per share, of which zero shares are outstanding.

In 2014, we sought and obtained the approval of our shareholders of the amendment and restatement of our then existing Second Amended and Restated Certificate of Incorporation to effect a 1-for-10 reverse stock split and certain changes to the corporate governance procedures and voting thresholds set forth therein. In 2015, we sought and obtained the approval of our shareholders to adjust the reverse stock split ratio, either keeping it at 1-for-10, or changing it to 1-for-20, 1-for-30, 1-for-40, or 1-for-50, at the discretion of our Board of Directors. In May 2015, we adopted our Third Amended and Restated Certificate of Incorporation.

In connection with the Transactions, including our application to list our common stock on the NASDAQ Capital Market, we convened a special meeting of our shareholders and submitted proposals for the reapproval by our shareholders to effect a reverse stock split (the “Reverse Stock Split”). The stockholders approved Reverse Stock Split ratios of 1-for-10, 1-for-20, 1-for-30, or 1-for-40, respectively, and provided our Board of Directors the flexibility to implement the most appropriate Reverse Stock Split to meet the initial listing standards of the NASDAQ Capital Market. The Reverse Stock Split would affect all shareholders uniformly and would not affect any shareholder’s percentage ownership interest in AquaBounty, except to the extent that the Reverse Stock Split results in any shareholders owning a fractional share.

Our authorized share capital would not change as a result of the Reverse Stock Split. Therefore, as a result of the Reverse Stock Split, the number of outstanding shares of common stock would decrease by a specified amount (which will depend on the Reverse Stock Split ratio) and an equivalent number of shares would become authorized but unissued shares. The existence of a large amount of authorized but unissued common stock provides a corporation with flexibility as such stock can be issued without shareholder approval. As of September 30, 2016, and after giving effect to the reverse stock split as if it had occurred as of that date, assuming a 1-for-30 split ratio, there were zero shares of preferred stock and 5,250,932 shares of common stock outstanding. There were 220 holders of record of our shares of our common stock as of September 30, 2016. Our Board of Directors will be authorized to issue additional shares of our capital stock without shareholder approval, except as required by the NASDAQ listing standards.

Dividends

Subject to preferences that may be applicable to any outstanding shares of our preferred stock, holders of shares of our common stock are entitled to receive ratably such dividends, if any, as our Board of Directors may declare on the common stock out of funds legally available for that purpose.

Voting Rights

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. A majority of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote is required for any action by the shareholders except (a) as otherwise provided by law or the Third Amended and Restated Certificate of

Incorporation and (b) that directors are to be elected by a plurality of the votes cast at elections. Holders of shares of our common stock do not have cumulative voting rights in the election of directors.

Liquidation

Upon our liquidation, dissolution, or winding up, holders of shares of our common stock would be entitled to share ratably in all assets remaining after the payment of all debts and other liabilities and the liquidation preferences of any outstanding shares of our preferred stock.

Future Issuance of Preferred Stock

There are no shares of preferred stock issued or outstanding. Our Board of Directors may, without further action by our shareholders, from time to time, direct the issuance of shares of preferred stock in one or more series and may, at the time of issuance, determine the rights, preferences, and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock.

Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution, or winding up before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer, or proxy contest; the assumption of control by a holder of a large block of our securities; or the removal of incumbent management. Our Board of Directors may, without shareholder approval, issue shares of preferred stock with voting and conversion rights that could adversely affect the holders of shares of our common stock.

Certain Provisions of the Third Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws

Advance Notice Procedures

The Amended and Restated Bylaws establish advance notice procedures for shareholders to make nominations of candidates for election as directors or bring other business before an annual meeting of our shareholders. These procedures provide that only persons who are nominated by or at the direction of our Board of Directors or by a shareholder who has given timely notice in proper written form that is received at our principal executive offices prior to the applicable annual meeting will be eligible for election as directors. These procedures also require that, in order to raise matters at an annual meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our Board of Directors or by a shareholder who is entitled to vote at the meeting and who has given timely notice in proper written form to our Corporate Secretary of the shareholder’s intention to raise those matters at the annual meeting. If the officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock are available for future issuance without shareholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and as incentive compensation. The existence of authorized but unissued shares of our common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Transfer Agent

The U.S. transfer agent for AquaBounty’s common stock is Computershare Trust Company, N.A.

RECENT SALES OF UNREGISTERED SECURITIES

The following sets forth information regarding all unregistered securities sold since January 1, 2013:

•	On March 15, 2013, we issued 22,883,295 shares of our common stock to certain of our existing shareholders at a per share price of $0.26, for aggregate consideration of approximately $6,000,000. The net proceeds were used for general corporate purposes.

•	On March 20, 2014, we issued 19,040,366 shares of our common stock to Intrexon at a per share price of $0.53, for aggregate consideration of approximately $10,000,000. The net proceeds were used for general corporate purposes.

•	On June 30, 2015, we issued 12,728,044 shares of our common stock to Intrexon at a per share price of $0.27, for aggregate consideration of approximately $3,000,000. The net proceeds were used for general corporate purposes.

•	On December 16, 2016, we issued 36,387,236 shares of our common stock upon conversion of the Convertible Debt.

Each of the sales of our common stock referenced above was exempt from the registration requirements of the Securities Act pursuant to the exemptions provided by Section 4(a)(2) of the Securities Act and/or Regulation D and Regulation S under the Securities Act. We did not pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts or commissions, in connection with any of the sales of our common stock referenced above. The recipients of the shares of our common stock in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients represented that they had adequate access to information about us. Each of the sales was made without any general solicitation or advertising. With respect to sales exempt from registration pursuant to Regulation S, those sales were made outside of the United States to, and for the account or benefit of, non-U.S. persons.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Purchase Agreement

On November 7, 2016, we entered into the Purchase Agreement, pursuant to which AquaBounty will sell to Intrexon 72,632,190 shares of AquaBounty common stock for proceeds of approximately $25 million, which we refer to as the Investment. The closing of the Investment in connection with the Distribution is subject to the following conditions being met by Intrexon and AquaBounty, together with other customary closing conditions:

•	the admission of the shares to be sold in the Investment to trading on AIM shall have become effective in accordance with the latest version of the rules applicable to AIM;

•	AquaBounty’s common stock shall have been approved for listing on the NASDAQ Capital Market;

•	No Material Adverse Effect of AquaBounty, as the term is defined in the Purchase Agreement, shall have occurred and Intrexon shall not have concluded that the Distribution would be materially adverse to Intrexon or its shareholders; and

•	No action, suit, proceeding, claim or dispute shall have been brought or otherwise rise against AquaBounty that would, if adversely determined, have a Material Adverse Effect, as the term is defined in the Purchase Agreement.

Other Agreements with Intrexon

Exclusive Channel Collaboration Agreement

In February 2013, we entered into the ECC with Intrexon, pursuant to which we are permitted to use Intrexon’s UltraVector and other technology platforms to develop and commercialize additional genetically modified traits in finfish for human consumption. The ECC grants us a worldwide license to use specified patents and other intellectual property of Intrexon in connection with the research, development, use, importing, manufacture, sale, and offer for sale of products involving DNA administered to finfish for human consumption. This license is exclusive with respect to any development, selling, offering for sale, or other commercialization of developed products but otherwise is non-exclusive.

Under the ECC and subject to certain exceptions, we are responsible for, among other things, the performance of the program, including development, commercialization, and certain aspects of manufacturing developed products. Among other things, Intrexon is responsible for the costs of establishing manufacturing capabilities and facilities for the bulk manufacture of certain products developed under the program; certain other aspects of manufacturing; costs of discovery-stage research with respect to platform improvements; and costs of filing, prosecution, and maintenance of Intrexon’s patents.

We agreed to pay Intrexon, on a quarterly basis, 16.66% of the gross profits calculated for each developed product. We also agreed to pay Intrexon 50% of the quarterly revenue obtained from a sublicensor in the event of a sublicensing arrangement. In addition, we agreed to reimburse Intrexon for the costs of certain services provided by Intrexon. The total Intrexon service costs incurred under the ECC during 2015 were approximately $1.2 million, of which approximately $79 thousand was reflected as an account payable in the consolidated balance sheet as of December 31, 2015.

The ECC may be terminated by either party in the event of a material breach by the other. Intrexon may terminate the ECC (a) if we elect not to pursue the development of a “superior animal product” identified by Intrexon or (b) under certain circumstances if we assign our rights under the ECC without

Intrexon’s consent. We may voluntarily terminate the ECC at any time upon 90 days’ written notice to Intrexon. Upon termination of the ECC, we may continue to develop and commercialize any collaboration product that, at the time of termination, (x) is being sold by us, (y) has received regulatory approval, or (z) is the subject of an application for regulatory approval. Our obligation to pay 16.66% of the gross profits with respect to these “retained” products will survive termination of the ECC.

Relationship Agreement

In December 2012, we entered into the Relationship Agreement, that sets forth certain matters relating to Intrexon’s relationship with us as a major shareholder. The Relationship Agreement was entered into in connection with the acquisition in October 2012 by Intrexon of shares of our common stock constituting 47.56% of our outstanding share capital from Linnaeus Capital Partners B.V. and Tethys, our former major shareholders.

Pursuant to the Relationship Agreement, we agreed to increase the size of our Board of Directors from three members to six members and to appoint three nominees of Intrexon (“Intrexon Nominees”) as directors with terms expiring at the annual meeting of shareholders held on July 10, 2013. Intrexon nominated Messrs. Barton, Kasser, and Turk to serve as directors. Each was appointed to our Board of Directors on February 14, 2013. In addition, we agreed that, so long as the Relationship Agreement remains in effect and Intrexon and its affiliates together control 25% or more of the voting rights exercisable at meetings of our shareholders, we will (a) nominate such number of Intrexon Nominees as may be designated by Intrexon for election to our Board of Directors at each annual meeting of our shareholders so that Intrexon will have representation on our Board of Directors proportional to Intrexon’s percentage shareholding and (b) recommend that shareholders vote to elect such Intrexon Nominees at the next annual meeting of shareholders occurring after the date of nomination. Subsequent to entering into the Relationship Agreement, we increased the size of our Board of Directors from six members to seven members, and Intrexon nominated Mr. Sterling to fill the Board vacancy. Mr. Sterling was appointed to our Board of Directors on September 13, 2013. On May 30, 2014, Mr. Barton resigned as a director, and Intrexon nominated Ms. St.Clare to serve as a director. Our Board of Directors approved and appointed Ms. St.Clare to the Board of Directors on May 30, 2014. On October 27, 2015, Mr. Kasser resigned as a director, and Intrexon nominated Mr. Bobo to serve as a director. Our Board of Directors approved and appointed Mr. Bobo to the Board of Directors on October 27, 2015.

In addition, we and Intrexon agreed that, so long as Intrexon and its affiliates control 10% or more of the voting rights exercisable at meetings of our shareholders, for any time period for which Intrexon has reasonably concluded that it is required to consolidate or include our financial statements with its own:

•	we will maintain at our principal place of business (i) a copy of our certificate of incorporation and other organizational documents; (ii) a copy of the Relationship Agreement; (iii) copies of our federal, state, and local income tax returns; and (iv) minutes of our Board of Director and shareholder meetings, redacted as necessary to exclude sensitive or confidential information;

•	we will keep our books and records consistent with U.S. GAAP;

•	Intrexon may examine any information that it may reasonably request; make copies of and abstracts from our financial and operating records and books of account; and discuss our affairs, finances, and accounts with us and our independent auditors;

•

as soon as available but no later than ninety days after the end of each fiscal year, we will furnish to Intrexon an audited balance sheet, income statement, and statements of cash flows and shareholders’ equity as of and for the fiscal year then ended, together with a report of our independent auditor that such financial statements have been prepared in accordance with U.S. GAAP and present fairly, in all material respects, our financial position, results of operation and cash flows;

•	as soon as available but no later than forty-five days after the end of each calendar quarter, we will furnish to Intrexon an unaudited balance sheet, income statement, and statements of cash flows for such period, in each case prepared in accordance with U.S. GAAP; and

•	as requested by Intrexon, but no more than quarterly, we will provide to Intrexon (i) a certificate of our Chief Executive Officer and Chief Financial Officer certifying as to the accuracy of our books and records and the adequacy of our internal control over financial reporting and disclosure controls and procedures and (ii) any information requested by Intrexon for purposes of its compliance with applicable law.

The Relationship Agreement and related documents also provide for certain confidentiality obligations between the two parties. The Relationship Agreement will continue in full force and effect until Intrexon and its affiliates cease to control 10% or more of the voting rights exercisable at meetings of our shareholders.

Bridge Loan

In December 2012, Intrexon agreed to provide us with a $500,000 bridge loan to help fund operations until permanent financing could be completed. The terms of the loan provided that borrowings could be made in increments of $100,000. Outstanding borrowings accrued interest at 3.0% per annum and were required to be repaid with the proceeds of our next fundraising but in any event no later than May 2013. As of December 31, 2012, we had borrowed $200,000 of the available amounts, and during January 2013 and February 2013, we made additional borrowings of $200,000 and $100,000, respectively. The balance under the bridge loan, including $2,567 in accrued interest, was repaid on March 15, 2013.

2013 Subscription Agreements

On February 14, 2013, we entered into separate subscription agreements with certain of our existing shareholders, including Intrexon and Alejandro Weinstein, another major shareholder, pursuant to which Intrexon and Mr. Weinstein agreed to invest an aggregate of approximately $6.0 million in the Company by way of a subscription for 22,883,295 new shares or our common stock at a price of $0.2622 per share. Intrexon initially agreed to subscribe for the full amount of the subscription but reduce its participation to a minimum 14,874,142 shares in the event that other eligible shareholders agreed to participate in the subscription. The closing of the subscription occurred on March 15, 2013, and resulted in Intrexon purchasing 18,714,814 shares, Mr. Weinstein purchasing 4,046,682 shares, and other investors purchasing a combined 121,799 shares. The subscription price represented the average share price of our common stock on AIM for the 24 trading days prior to and including February 14, 2013, which was the date of the pricing of the subscription.

2014 Subscription Agreement

On March 5, 2014, we entered into a subscription agreement with Intrexon pursuant to which Intrexon agreed to invest approximately $10.0 million in the Company by way of a subscription for 19,040,366 new shares or our common stock at a price of $0.5252 per share. The closing of the subscription occurred on March 20, 2014. The subscription price represented the closing share price of our common stock on AIM on March 4, 2014, which was the last practical date prior to the signing of the subscription agreement.

2015 Subscription Agreement

On June 24, 2015, we entered into a subscription agreement with Intrexon pursuant to which Intrexon agreed to invest approximately $3.0 million in the Company by way of a subscription for 12,728,044 new shares of our common stock at a price of $0.2357 per share. The closing of the subscription occurred on June 30, 2015. The subscription price represented the closing share price of our common stock on AIM on June 23, 2015, which was the last practical date prior to the signing of the subscription agreement.

2016 Convertible Loan

On February 23, 2016, we entered into a debt financing agreement with Intrexon for an unsecured, convertible bridge loan of $10.0 million. The terms of the loan included an interest rate of 10%, a maturity date of March 1, 2017, and conversion into shares of our common stock at a price of 23 U.K. pence per share using the British pound sterling to U.S. dollar exchange rate, as reported on Reuters, as of the business day prior to the conversion, representing the closing price of the Company’s Ordinary Shares on AIM on February 23, 2016. The entire $10.0 million (plus accrued interest) of Convertible Debt was converted into 36,387,236 shares of AquaBounty common stock on December 16, 2016.

Policies and Procedures for Review of Related Person Transactions

Our Board of Directors has adopted a written policy with respect to related person transactions. This policy governs the review, approval, and ratification of covered related person transactions. The Audit Committee of the Board of Directors manages this policy.

For purposes of this policy, a “related person transaction” is a transaction, arrangement, or relationship (or any series of similar transactions, arrangements, or relationships) in which we (or any of our subsidiaries) were, are, or will be a participant, and in which any related person had, has, or will have a direct or indirect interest. For purposes of determining whether a transaction is a related person transaction, the Audit Committee relies upon Item 404 of Regulation S-K promulgated under the Exchange Act.

A “related person” is defined as:

•	any person who is, or at any time since the beginning of our last fiscal year was, one of our directors or executive officers or a nominee to become one of our directors;

•	any person who is known to be the beneficial owner of more than 5% of any class of our voting securities;

•	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee, or more-than-five-percent beneficial owner and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee, or more-than-five-percent beneficial owner; and

•	any firm, corporation, or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a ten percent or greater beneficial ownership interest.

The policy generally provides that we may enter into a related person transaction only if:

•	the Audit Committee pre-approves such transaction in accordance with the guidelines set forth in the policy;

•	the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, and the Audit Committee (or the chairperson of the Audit Committee) approves or ratifies such transaction in accordance with the guidelines set forth in the policy;

•	the transaction is approved by the disinterested members of the Board of Directors; or

•	the transaction involves compensation approved by the Compensation Committee of the Board of Directors.

In the event a related person transaction is not pre-approved by the Audit Committee, and our management determines to recommend such related person transaction to the Audit Committee, such transaction must be reviewed by the Audit Committee. After review, the Audit Committee will approve or disapprove such transaction.

In addition, the Audit Committee will review the policy at least annually and recommend amendments to the policy to the Board of Directors from time to time.

The policy provides that all related person transactions will be disclosed to the Audit Committee, and all material related person transactions will be disclosed to the Board of Directors. Additionally, all related person transactions requiring public disclosure will be properly disclosed in our public filings.

The Audit Committee will review all relevant information available to it about the related person transaction. The policy provides that the Audit Committee may approve or ratify the related person transaction only if the Audit Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. The policy provides that the Audit Committee may, in its sole discretion, impose such conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

CORPORATE GOVERNANCE

Corporate Governance Principles

We are committed to having sound corporate governance principles. Having such principles is essential to maintaining our integrity in the marketplace. Our Code of Business Conduct and Ethics and the charters for each of the Audit, Compensation and Corporate Governance and Nominations Committees will be, prior to the effectiveness of the registration statement of which this information statement forms a part, available on an investor relations section of our corporate website (www.aquabounty.com). A copy of our Code of Business Conduct and Ethics and the committee charters may also be obtained upon request to Corporate Secretary, AquaBounty Technologies, Inc., 2 Mill and Main Place, Suite 395, Maynard, Massachusetts 01754.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics applies to all of our outside directors, officers and employees, including, but not limited to, our Chief Executive Officer and Chief Financial Officer. The Code of Ethics constitutes our “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act and is our “code of conduct” within the meaning of the NASDAQ listing standards.

Shareholder Communications with Directors

Following the Distribution, procedures for shareholders and other interested persons to send communications to our board will be posted on an investor relations section of our corporate website (www.aquabounty.com).

Director Independence; Controlled Company Exemption

As required by the NASDAQ listing rules, our Board of Directors will evaluate the independence of its members at least once annually and at other appropriate times when a change in circumstances could potentially impact the independence or effectiveness of one of our directors.

In October 2016, our Board of Directors undertook a review of the composition of our Board of Directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment, and affiliations, including family relationships, our Board of Directors has determined each of Messrs. Clothier, Huber, and Turk and Ms. St.Clare is an “independent director” as defined under NASDAQ Listing Rule 5605(a)(2).The remaining members of our Board of Directors may not satisfy these “independence” definitions because they have been chosen by and/or are affiliated with our controlling shareholder, Intrexon, in a non-independent capacity. Our Board of Directors has three standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominations Committee (the “Corporate Governance Committee”). As discussed below, each member of the Audit Committee satisfies the special independence standards for such committee established by the SEC and NASDAQ. Because we are eligible to be a “controlled company” within the meaning of NASDAQ Listing Rule 5615(c), and our Board of Directors has chosen to rely on this exception, we are exempt from certain NASDAQ listing rules that would otherwise require us to have a majority independent board and fully independent standing nominating and compensation committees. We determined that we are such a “controlled company” because Intrexon holds more than 50% of the voting power for the election of our directors. If Intrexon’s voting power were to fall below this level, however, we would cease to be permitted to rely on the controlled company exception and would be required to have a majority independent board and fully independent standing nominating and compensation committees.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors understands that board structures vary greatly among U.S. public corporations, and our Board of Directors does not believe that any one leadership structure is more effective at creating long-term shareholder value. Our Board of Directors believes that an effective leadership structure could be achieved either by combining or separating the Chairman and Chief Executive Officer positions, so long as the structure encourages the free and open dialogue of competing views and provides for strong checks and balances. Specifically, the Board believes that to be effective, the governance structure must balance the powers of the Chief Executive Officer and the independent directors and ensure that the independent directors are fully informed, able to discuss and debate the issues that they deem important and able to provide effective oversight of management.

Currently, Dr. Stotish serves as our Chief Executive Officer and President and Mr. Clothier serves as our Chairman of the Board of Directors. Our Board of Directors believes that this leadership structure, which separates the Chairman and Chief Executive Officer roles, is appropriate for the company at this time because it allows Dr. Stotish to focus on operating and managing the company following our transition to becoming a public company. At the same time, Mr. Clothier can focus on leadership of the Board of Directors, including calling and presiding over Board meetings and executive sessions of the independent directors, preparing meeting agendas in collaboration with the Chief Executive Officer, serving as a liaison and supplemental channel of communication between independent directors and the Chief Executive Officer and serving as a sounding board and advisor to the Chief Executive Officer. Nevertheless, the Board of Directors believes that “one-size” does not fit all, and the decision of whether to combine or separate the positions of Chairman and Chief Executive Officer will vary from company to company and depend upon a company’s particular circumstances at a given point in time. Accordingly, the Board of Directors will continue to consider from time to time whether the Chairman and Chief Executive Officer positions should be combined based on what the Board of Directors believes is best for our company and shareholders.

Our Board of Directors is primarily responsible for assessing risks associated with our business. However, our Board of Directors delegates certain of such responsibilities to other groups. The Audit Committee is responsible for reviewing with management our company’s policies and procedures with respect to risk assessment and risk management, including reviewing certain risks associated with our financial and accounting systems, accounting policies, investment strategies, regulatory compliance, insurance programs and other matters. In addition, under the direction of our Board of Directors and certain of its committees, our legal department assists in the oversight of corporate compliance activities. The Compensation Committee also reviews certain risks associated with our overall compensation program for employees to help ensure that the program does not encourage employees to take excessive risks.

Board Committees and Meetings

Our Board of Directors has determined that a board consisting of between six and ten members is appropriate at the current time and has currently set the number at seven members. Our Board of Directors will evaluate the appropriate size of our Board of Directors from time to time. Our Board of Directors has three standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee.

During 2015, each director attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all committees of the Board of Directors on which such director served. Members of the Board of Directors and its committees also consulted informally with management from time to time. Additionally, non-management Board members met in executive sessions without the presence of management periodically during 2015. Directors are expected to attend our annual meetings.

Audit Committee

Following our listing on the NASDAQ Capital Market and the Distribution, Messrs. Huber and Turk and Ms. St.Clare will continue to serve as members of our Audit Committee and Ms. St.Clare will serve as its chair. Each member of the Audit Committee satisfies the special independence standards for such committee established by the SEC and NASDAQ, as applicable. Ms. St.Clare is an “audit committee financial expert,” as that term is defined by the SEC in Item 407(d) of Regulation S-K. Shareholders should understand that this designation is an SEC disclosure requirement relating to Ms. St.Clare’s experience and understanding of certain accounting and auditing matters, which the SEC has stated does not impose on the director so designated any additional duty, obligation, or liability than otherwise is imposed generally by virtue of serving on the Audit Committee and/or our Board of Directors. Our Audit Committee is responsible for, among other things, oversight of our independent auditors and the integrity of our financial statements. Our Audit Committee held four meetings in 2015.

Compensation Committee

Following our listing on the NASDAQ Capital Market and the Distribution, Messrs. Huber and Sterling will be members of our Compensation Committee and Mr. Huber will serve as its chair. As discussed above, because we are eligible to be a “controlled company” within the meaning of NASDAQ Listing Rule 5615(c), and our Board of Directors has chosen to rely on this exception, we are exempt from certain NASDAQ listing rules that would otherwise require us to have a fully independent Compensation Committee. Our Compensation Committee is responsible for, among other things, establishing and administering our policies, programs and procedures for compensating our executive officers and board of directors. Our Compensation Committee held one meeting in 2015.

Corporate Governance and Nominations Committee

Following our listing on the NASDAQ Capital Market and the Distribution, Mr. Clothier will be the sole permanent member of our Corporate Governance Committee and he will serve as its chair, assigning other directors to the committee as necessary. As discussed above, because we are eligible to be a “controlled company” within the meaning of NASDAQ Listing Rule 5615(c), and our Board of Directors has chosen to rely on this exception, we are exempt from certain NASDAQ listing rules that would otherwise require us to have a fully independent Corporate Governance Committee. Our Corporate Governance Committee is responsible for, among other things, evaluating new director candidates and incumbent directors and recommending directors to serve as members of our Board committees. Our Corporate Governance Committee held no meetings in 2015.

Director Nominees

Our Board of Directors believes that the Board should be comprised of individuals with varied, complementary backgrounds who have exhibited proven leadership capabilities within their chosen fields. Directors should have the ability to quickly grasp complex principles of business and finance, particularly those related our industry. Directors should possess the highest personal and professional ethics, integrity and values and should be committed to representing the long-term interests of our shareholders. When considering a candidate for director, the Corporate Governance Committee will take into account a number of factors, including, without limitation, the following: depth of understanding of our industry; education and professional background; judgment, skill, integrity and reputation; existing commitments to other businesses as a director, executive or owner; personal conflicts of interest, if any; diversity; and the size and composition of the existing Board. Although the Board of Directors does not have a policy with respect to consideration of diversity in identifying director nominees, among the many other factors considered by the Corporate Governance Committee are the benefits of diversity in board composition, including with respect to age, gender, race and specialized background. When seeking candidates for director, the Corporate Governance Committee may solicit suggestions from incumbent directors, management, shareholders and others. Additionally, the Corporate Governance Committee may use the services of third-party search firms to assist in the identification of appropriate candidates. The Corporate Governance Committee will also evaluate the qualifications of all candidates properly nominated by shareholders, in the same manner and using the same criteria. A shareholder that desires to nominate a person director for election to the Board of Directors must comply with the advance notice procedures of our Amended and Restated Bylaws.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102 of the Delaware General Corporation Law, or DGCL, permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct, knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law, or obtained an improper personal benefit. Our Third Amended and Restated Certificate of Incorporation provides that none of our directors will be personally liable to us or our shareholders for monetary damages for or with respect to any acts or omissions in the performance of such person’s duties as a director, except to the extent required by law.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust, or other enterprise in related capacities, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit, or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification will be made with respect to any claim, issue, or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

The Third Amended and Restated Certificate of Incorporation provides that we may indemnify, and advance expenses to, our directors and officers with respect to certain liabilities, expenses, and other accounts imposed upon them because of having been a director or officer.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 under the Exchange Act relating to shares of our common stock, including those being distributed in the Distribution. This information statement forms a part of that registration statement but does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information relating to us and our common stock, reference is made to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s Public Reference Room, located at 100 F Street, NE, Washington, D.C. 20549 or on the SEC’s website at http://www.sec.gov. You may obtain a copy of the registration statement from the SEC’s Public Reference Room upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

Following the effectiveness of the registration statement of which this information statement forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Those periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s Public Reference Room and the SEC’s website at http://www.sec.gov.

We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with U.S. GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

We plan to make available free of charge on our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. All of these documents will be made available free of charge on our website, www.aquabounty.com, and will be provided free of charge to any shareholders requesting a copy by writing to: Corporate Secretary, AquaBounty Technologies, Inc., 2 Mill and Main Place, Suite 395, Maynard, Massachusetts 01754, Telephone: (978) 648-6000. We will use our website as a channel for routine distribution of important information, including news releases, analyst presentations and financial information. In addition, our website allows investors and other interested persons to sign up to automatically receive e-mail alerts when we post news releases and financial information on our website.

The information on our website is not, and shall not be deemed to be, a part of this information statement or incorporated into any other filings we make with the SEC.

No person is authorized to give any information or to make any representations with respect to the matters described in this information statement other than those contained in this information statement or in the documents incorporated by reference in this information statement and, if given or made, such information or representation must not be relied upon as having been authorized by us or Intrexon. Neither the delivery of this information statement nor consummation of the Distribution shall, under any circumstances, create any implication that there has been no change in our affairs or those of Intrexon since the date of this information statement, or that the information in this information statement is correct as of any time after its date.

INDEX TO FINANCIAL STATEMENTS

AQUABOUNTY TECHNOLOGIES, INC.

AquaBounty Technologies, Inc.

Consolidated Financial Statements (unaudited)

Period Ended September 30, 2016

F-1

AquaBounty Technologies, Inc.

Consolidated balance sheets

(unaudited)

As of	September 30, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	$3,183,525	$1,313,421
Certificate of deposit	10,901	10,339
Other receivables	30,977	41,897
Prepaid expenses and other assets	138,839	109,898
Total current assets	3,364,242	1,475,555
Property, plant and equipment, net	1,413,062	741,340
Definite lived intangible assets, net	202,035	206,381
Indefinite lived intangible assets	191,800	191,800
Other assets	21,628	21,628
Total assets	$5,192,767	$2,636,704
Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued liabilities	$964,360	$621,909
Convertible debt with Intrexon	7,500,000	—
Current debt	18,158	—
Total current liabilities	8,482,518	621,909
Long-term debt	2,710,497	2,070,366
Total liabilities	11,193,015	2,692,275
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.001 par value, 200,000,000 shares authorized; 157,527,974 (2015: 157,425,309) shares outstanding	157,528	157,425
Additional paid-in capital	90,983,011	90,816,636
Accumulated other comprehensive loss	(312,948)	(226,432)
Accumulated deficit	(96,827,839)	(90,803,200)
Total stockholders’ equity (deficit)	(6,000,248)	(55,571)
Total liabilities and stockholders’ equity (deficit)	$5,192,767	$2,636,704

See accompanying notes to the consolidated financial statements.

AquaBounty Technologies, Inc. Financial Statements	F-2

AquaBounty Technologies, Inc.

Consolidated statements of operations and comprehensive loss

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Costs and expenses
Sales and marketing	$209,556	$220,059	$650,075	$786,697
Research and development	974,980	788,608	2,703,117	2,395,431
General and administrative	824,381	648,802	2,428,044	2,007,867
Total costs and expenses	2,008,917	1,657,469	5,781,236	5,189,995
Operating loss	(2,008,917)	(1,657,469)	(5,781,236)	(5,189,995)
Other income (expense)
Gain on royalty based financing instrument	—	—	—	—
Interest income (expense), net	(132,909)	(936)	(243,403)	(3,648)
Total other income (expense)	(132,909)	(936)	(243,403)	(3,648)
Net loss	$(2,141,826)	$(1,658,405)	$(6,024,639)	$(5,193,643)
Other comprehensive income (loss):
Foreign currency translation gain (loss)	13,659	113,906	(86,516)	188,167
Total other comprehensive income (loss)	13,659	113,906	(86,516)	188,167
Comprehensive loss	$(2,128,167)	$(1,544,499)	$(6,111,155)	$(5,005,476)

Basic and diluted net loss per share	$(0.01)	$(0.01)	$(0.04)	$(0.03)
Weighted average number of common shares – basic and diluted	157,512,436	157,425,309	157,493,281	148,998,613

See accompanying notes to the consolidated financial statements.

AquaBounty Technologies, Inc. Financial Statements	F-3

AquaBounty Technologies, Inc.

Consolidated statements of cash flows

(unaudited)

Nine Months Ended September 30,	2016	2015
Operating activities
Net loss	$(6,024,639)	$(5,193,643)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	109,207	77,464
Share-based compensation	166,478	178,268
Gain on disposal of equipment	(2,861)	—
Changes in operating assets and liabilities:
Other receivables	13,174	(15,753)
Prepaid expenses and other assets	(27,313)	(64,419)
Accounts payable and accrued liabilities	332,254	24,784
Net cash used in operating activities	(5,433,700)	(4,993,299)
Investing activities
Purchase of property, plant and equipment	(757,402)	(69,955)
Proceeds from sale of equipment	23,844	—
Payment of patent costs	(5,665)	(19,554)
Net cash used in investing activities	(739,223)	(89,509)
Financing activities
Proceeds from issuance of debt	8,047,142	44,004
Repayment of term debt	(1,866)	—
Proceeds from the issuance of common stock, net	—	3,000,000
Proceeds from exercise of stock options	—	—
Net cash provided by financing activities	8,045,276	3,044,004
Effect of exchange rate changes on cash and cash equivalents	(2,249)	(30,932)
Net change in cash and cash equivalents	1,870,104	(2,069,736)
Cash and cash equivalents at beginning of period	1,313,421	5,163,262
Cash and cash equivalents at end of period	$3,183,525	$3,093,526
Supplemental cash flow information
Interest paid in cash	$1,440	$9

See accompanying notes to the consolidated financial statements.

AquaBounty Technologies, Inc. Financial Statements	F-4

AquaBounty Technologies, Inc.

Notes to the consolidated financial statements

for the nine months ended September 30, 2016 and 2015 (unaudited)

1. Nature of business and organization

AquaBounty Technologies, Inc. (the “Parent”) was incorporated in December 1991 in the State of Delaware for the purpose of conducting research and development of the commercial viability of a group of proteins commonly known as antifreeze proteins (AFPs). In 1996, the Parent obtained the exclusive licensing rights for a gene construct (transgene) used to create a breed of farm-raised Atlantic salmon that exhibit growth rates that are substantially faster than traditional salmon.

In 2015, the Parent obtained approval from the US Food and Drug Administration for the production, sale and consumption of its AquAdvantage® Salmon product in the United States. In 2016, the Parent obtained approval from Health Canada for the sale and consumption of its AquAdvantage Salmon product in Canada.

AquaBounty Canada, Inc. (the “Canadian Subsidiary”) was incorporated in January 1994 in Canada for the purpose of establishing a commercial biotechnology laboratory to conduct research and development programs related to the Parent’s technologies.

AquaBounty Panama, S. de R.L. (the “Panama Subsidiary”) was incorporated in May 2008 in Panama for the purpose of conducting commercial trials of the Company’s AquAdvantage Salmon.

AquaBounty Farms, Inc. (the “US Subsidiary”) was incorporated in December 2014 in the State of Delaware for the purpose of conducting commercial trials of the Company’s AquAdvantage Salmon.

AquaBounty Brasil Participacoes Ltda. (the “Brazil Subsidiary”) was incorporated in May 2015 in Brazil for the purpose of conducting commercial trials of the Company’s AquAdvantage Salmon.

2. Basis of Presentation

The consolidated financial statements include the accounts of AquaBounty Technologies, Inc. and its wholly owned subsidiaries, AquaBounty Canada, Inc., AquaBounty Panama, S. de R.L., AquaBounty Farms, Inc. and AquaBounty Brasil Participacoes Ltda. The entities are collectively referred to herein as the “Company.” All inter-company transactions and balances have been eliminated upon consolidation.

The accompanying unaudited consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (“GAAP”) consistent with those applied in, and should be read in conjunction with, the Company’s audited financial statements and related footnotes for the year ended December 31, 2015. The unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the Company’s financial position as of September 30, 2016 and its results of operations and cash flows for the interim periods presented and are not necessarily indicative of results for subsequent interim periods or for the full year. The interim financial statements do not include all of the information and footnotes required by GAAP for complete financial statements as allowed by the relevant SEC rules and regulations; however, the Company believes that its disclosures are adequate to ensure that the information presented is not misleading.

Certain balances in the 2015 Financial Statements have been reclassified to conform with the presentation of the 2016 Financial Statements.

3. Risks and uncertainties

The Company is subject to risks and uncertainties common in the biotechnology and aquaculture industries. Such risks and uncertainties include, but are not limited to: (i) results from current and planned product development studies and trials; (ii) decisions made by the FDA or similar regulatory bodies in other countries with respect to approval and commercial sale of any of the Company’s proposed products; (iii) the commercial acceptance of any products approved for sale and the Company’s ability to manufacture, distribute and sell for a profit any products approved for sale; (iv) the Company’s ability to obtain the necessary patents and proprietary rights to effectively protect its technologies; and (v) the outcome of any collaborations or alliances entered into by the Company.

AquaBounty Technologies, Inc. Financial Statements	F-5

Concentration of credit risk

Financial instruments which potentially subject the Company to credit risk consist principally of cash equivalents and marketable securities. This risk is minimized by the Company’s policy of investing in financial instruments with short-term maturities issued by highly-rated financial institutions. The Company’s cash balances may at times exceed insurance limitations. The Company holds cash balances in bank accounts located in Canada to fund its local operations. These amounts are subject to foreign currency exchange risk, which is minimized by the Company’s policy to limit the balances held in these accounts. Balances in Canadian bank accounts totalled CN$466,314 ($354,772) at September 30, 2016.

Liquidity and Management’s Plan

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced net losses and negative cash flows from operations since its inception and has historically financed its operations through issuances of equity and the proceeds of debt instruments.

The Company continues to actively pursue various funding options, including equity offerings, to obtain additional funds to continue the development of its products and bring them to commercial markets. Management continues to assess fundraising opportunities to ensure minimal dilution to its existing shareholder base and to obtain the best price for its securities. In February 2016, the Company agreed to a convertible debt facility with Intrexon Corporation (“Intrexon”), the Company’s majority shareholder, with a maximum credit line of $10.0 million, of which $7.5 million has been advanced to the Company as of September 30, 2016. Absent further financing, this amount is expected to be sufficient to fund the Company to March 2017.

Based upon its ability to raise funds in prior years, management anticipates that it will be able to raise additional funds in the future. If the Company is unable to raise additional capital as may be needed to meet its projections for operating expenses, it could have a material adverse effect on liquidity. These financial statements do not include any adjustments relating to the recoverability of recorded asset amounts that might be necessary as a result of the above uncertainty.

4. Property, plant and equipment

Major classifications of property, plant and equipment are summarized as follows:

	September 30, 2016	December 31, 2015
Land	$129,379	$73,158
Building and improvements	1,469,851	1,143,384
Equipment	984,272	553,231
Office furniture and equipment	79,592	77,697
Vehicles	27,826	26,367
Total property and equipment	$2,690,920	$1,873,837
Less accumulated depreciation and amortization	(1,277,858)	(1,132,497)
Property, plant and equipment	$1,413,062	$741,340

Depreciation and amortization expense was $99,196 and $77,464 for the nine months ended September 30, 2016 and 2015, respectively.

During the nine-month period ended September 30, 2016, the Company purchased the property, plant and equipment of the former Atlantic Sea Smolt plant in Rollo Bay West on Prince Edward Island for $717,225, including legal and other expenses incurred. The Company allocated the purchase price to land, building and equipment based on prior valuations and management’s estimates. The purchase was partially financed with a term loan from PEI Finance (Note 8). The Company intends to utilize this facility to raise its broodstock to supply Atlantic salmon eggs for the production of its AquAdvantage Salmon. The Company anticipates significant renovations to the site and has an agreement with the Atlantic Canada Opportunities Agency (“ACOA”) to finance these renovations. The terms of the agreement include funding up to C$337,000 with repayment commencing after the final draw-down of the funds. The loan term is nine years with a zero percent interest rate.

AquaBounty Technologies, Inc. Financial Statements	F-6

5. Definite lived intangible assets

The following is a summary of definite lived intangible assets:

	September 30, 2016	December 31, 2015
Patents, gross	$217,370	$211,705
Less accumulated amortization	(15,335)	(5,324)
Total definite lived intangible assets	$202,035	$206,381

Patent amortization expense was $10,011 and $nil for the nine months ended September 30, 2016 and 2015, respectively.

6. Prepaid expenses and other assets

Prepaid expenses and other assets include the following:

	September 30, 2016	December 31, 2015
Prepaid expenses:
Prepaid insurance	$50,724	$30,031
Prepaid supplies	11,419	13,837
Prepaid professional services	57,847	32,086
Prepaid rent and lease deposits	17,440	17,841
Prepaid other	1,409	16,103
Total prepaid expenses	$138,839	$109,898
Other assets:
Long term investment	21,628	21,628
Total other assets	$21,628	$21,628

Long-term investment consists of 216,281 shares of common stock of A/F Protein, Inc. (“AFP”), equating to a less than 1% ownership stake, with a cost basis of $21,628. AFP and the Company have certain shareholders in common.

7. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities include the following:

	September 30, 2016	December 31, 2015
Accounts payable	$195,341	$157,272
Accrued payroll including vacation	217,582	263,851
Accrued professional fees	193,752	82,036
Accrued research and development costs	107,721	100,583
Accrued interest	237,500	—
Accrued other	12,464	18,167
Accounts payable and accrued liabilities	$964,360	$621,909

AquaBounty Technologies, Inc. Financial Statements	F-7

8. Debt

The current terms and conditions of debt outstanding are as follows:

	Interest rate	Monthly repayment	Maturity date	September 30, 2016	December 31, 2015
Royalty-based financing:
ACOA AIF grant (C$2,871,919)	0%	Royalties	—	$2,184,956	$2,070,366
PEI Finance (C$717,093)	4%	C$4,333	July 2021	543,699	—
Intrexon convertible loan	10%		March 2017	7,500,000	—
Total debt				$10,228,655	$2,070,366
less: current portion				7,518,158)	—
Long-term debt				$2,710,497	$2,070,366

Atlantic Canada Opportunities Agency

ACOA is a Canadian government agency that provides funding to support the development of businesses and to promote employment in the Atlantic region of Canada.

In January 2009, the Canadian Subsidiary was awarded a grant from ACOA to provide a contribution towards the funding of a research and development project. The total amount claimed under the award over the five-year claim period was C$2,871,919 ($2,184,956). No further funds are available under this grant. Amounts claimed by the Canadian Subsidiary must be repaid in the form of a 10% royalty on any products that are commercialized out of this research project, until the loan is fully paid. No repayments have been made to date.

Finance PEI (“FPEI”)

FPEI is a corporation of the Ministry of Economic Development and Tourism for Prince Edward Island, Canada and administers business financing programs for the provincial government. In August 2016, the Company’s Canadian Subsidiary obtained a loan from FPEI in the amount of C$717,093 ($547,142) to partially finance the purchase of the assets of the former Atlantic Sea Smolt plant in Rollo Bay West on Prince Edward Island. The loan is being repaid through monthly payments of principal and interest with a balloon payment for the balance due in July 2021. The loan is collateralized by a mortgage executed by the Canadian Subsidiary which conveys a first security interest in all of its current and acquired assets. The loan is guaranteed by AquaBounty Technologies, Inc.

Intrexon

Intrexon is a public company specializing in next generation synthetic biology and the Company’s majority shareholder. In February 2016, Intrexon agreed to provide the Company with a $10.0 million convertible debt facility. The unsecured loan can be drawn-down in increments of $2.5 million, carries an interest rate of 10%, and all principal and accrued interest matures on March 1, 2017. Upon the closing of an equity financing or upon written election by Intrexon, all funds borrowed, plus accrued interest, are convertible into common shares of the Company at a price of GBP0.23 per share. As of September 30, 2016, the Company had borrowed $7.5 million under this debt facility.

Included in accounts payable and accrued liabilities at September 30, 2016 is $237,500 of accrued interest on this outstanding debt.

The Company recognized interest expense of $238,931 and $nil for the nine months ended September 30, 2016 and 2015.

9. Stockholders’ equity

The Company is presently authorized to issue up to 240 million shares of stock, of which 40 million are authorized as preferred stock and 200 million as common stock.

Common stock

The holders of the common shares are entitled to one vote for each share held at all meetings of stockholders. Dividends and distribution of assets of the Company in the event of liquidation are subject to the preferential rights of any outstanding preferred shares.

AquaBounty Technologies, Inc. Financial Statements	F-8

Restricted Stock

The Company grants restricted common stock to the Chairman of the Board of Directors as part of his compensation package. Generally, the shares are fully vested upon the third anniversary of the grant date. Unvested shares can be cancelled upon termination of the Chairman’s services. In March 2016, the Company issued 86,956 shares of restricted common stock, which vest over three years, to the Chairman. The fair value of the common stock issued was $27,892.

A summary of the Company’s unvested shares of restricted stock as of September 30, 2016 is as follows:

	Shares	Weighted average grant date fair value
Unvested at December 31, 2015	115,557	$0.19
Granted	86,956	0.32
Vested	(56,911)	0.23
Forfeited	—	—
Unvested at September 30, 2016	145,602	$0.25

During the nine months ended September 30, 2016 and 2015, the Company expensed $13,165 and $6,023 related to the Chairman’s restricted stock awards. At September 30, 2016 the balance of unearned share-based compensation to be expensed in future periods related to the restricted stock awards is $37,099. The period over which the unearned share-based compensation is expected to be earned is approximately two years.

Stock options

In 2006, the Company established the 2006 Equity Incentive Plan (the “2006 Plan”). The 2006 Plan provided for the issuance of incentive stock options to employees of the Company and non-qualified stock options and awards of restricted and direct stock purchases to Directors, officers, employees and consultants of the Company. In accordance with its original terms, no further shares may be granted under the 2006 Plan subsequent to March 18, 2016. All outstanding awards under the 2006 Plan will continue until their individual termination dates.

On March 11, 2016, the Company’s Board of Directors adopted the AquaBounty Technologies, Inc. 2016 Equity Incentive Plan (the “2016 Plan”) to replace the 2006 Plan. The 2016 Plan provides for the issuance of incentive stock options, non-qualified stock options and awards of restricted and direct stock purchases to Directors, officers, employees and consultants of the Company. The aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2016 Plan cannot exceed 13,500,000. The 2016 Plan was approved by the Company’s shareholders at its Annual Meeting on April 26, 2016. As of September 30, 2016, no awards have been granted under the 2016 Plan.

The Company’s option activity under the 2006 Plan is summarized as follows:

	Number of options	Weighted average exercise price
Outstanding at December 31, 2015	5,382,000	$0.26
Issued	225,000	0.32
Exercised	(32,500)	0.21
Expired	(7,500)	0.78
Outstanding at September 30, 2016	5,567,000	$0.26
Exercisable at September 30, 2016	5,321,598	$0.26

In September 2016, the Company issued 15,709 shares of common stock in a cashless exercise of 32,500 stock options by an employee.

Unless otherwise indicated, options issued to employees, members of the Board of Directors and non-employees are vested over one to three years and are exercisable for a term of ten years from the date of issuance.

The weighted average fair value of stock options granted during the nine months ended September 30, 2016 was $0.15. There were 32,500 options exercised in this period with an intrinsic value of $6,338. The total intrinsic value

AquaBounty Technologies, Inc. Financial Statements	F-9

of all options outstanding was $1,060,027 and $934,081 at September 30, 2016 and December 31, 2015, respectively. The total intrinsic value of exercisable options was $1,039,398 and $844,224 at September 30, 2016 and December 31, 2015, respectively.

The following table summarizes information about options outstanding and exercisable at September 30, 2016:

Weighted average exercise price of outstanding options	Number of options outstanding	Weighted average remaining estimated life (in years)	Number of options exercisable	Weighted average price of outstanding and exercisable options
$0.11	2,630,000	2.8	2,630,000	$0.11
$0.12	24,000	5.8	24,000	$0.12
$0.19	310,000	8.4	288,901	$0.19
$0.23	871,000	4.8	815,444	$0.23
$0.25	475,000	6.6	475,000	$0.25
$0.32	249,000	8.9	155,211	$0.32
$0.33	24,000	1.7	24,000	$0.33
$0.35	48,000	6.8	48,000	$0.35
$0.36	72,000	7.8	72,000	$0.36
$0.65	76,500	0.7	76,500	$0.65
$0.78	787,500	7.3	712,542	$0.78
$0.26	5,567,000		5,321,598	$0.26

The fair value of stock option grants to employees and members of the Board of Directors during the nine months ended September 30, 2016 and 2015 were measured on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	September 30, 2016	December 31, 2015
Expected volatility	53%	88%
Risk free interest rate	1.31%	1.54%
Expected dividend yield	0.0%	0.0%
Expected life (in years)	5	5

The risk-free interest rate is estimated using the Federal Funds interest rate for a period that is commensurate with the expected term of the awards. The expected dividend yield is zero because the Company has never paid a dividend and does not expect to do so for the foreseeable future. The expected life was based on a number of factors including historical experience, vesting provisions, exercise price relative to market price and expected volatility. The Company believes that all groups of award recipients demonstrate similar exercise and post-vesting termination behavior and, therefore, does not stratify award recipients into multiple groups. The expected volatility was estimated using the Company’s historical price volatility over a period that is commensurate with the expected term of the awards.

Total share-based compensation on stock-option grants amounted to $153,313 and $172,245 for the nine months ended September 30, 2016 and 2015, respectively. At September 30, 2016 the balance of unearned share-based compensation to be expensed in future periods related to unvested share-based awards is $60,948. The period over which the unearned share-based compensation is expected to be earned is approximately two years.

10. Commitments and contingencies

The Company recognizes and discloses commitments when it enters into executed contractual obligations with other parties. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

Lease commitments

In May 2016, the Company extended its lease for its Panama farm site. The lease has a term of two years, ending in May 2018, with total rent payments of $360,000.

In addition, the Company leases office space in Brazil and Maynard, Massachusetts on a month-to-month basis.

AquaBounty Technologies, Inc. Financial Statements	F-10

Total rent expense for the nine months ended September 30, 2016 and 2015 was $152,063 and $151,599, respectively.

Employment agreements

The Company has employment agreements with certain of its officers. The agreements provide for base pay and benefits, as defined. Under certain circumstances of termination, the Company must make severance payments.

11. Retirement plan

The Company has a savings and retirement plan for its US employees which qualifies under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees and provides for voluntary contributions by participating employees up to the maximum contribution allowed under the Internal Revenue Code. Contributions by the Company can be made, as determined by the Board of Directors, provided the amount does not exceed the maximum permitted by the Internal Revenue Code. Company contributions made and expensed in operations in connection with the plan during the nine months ended September 30, 2016 and 2015 amounted to $29,144 and $23,748, respectively. The Company also has a Registered Retirement Savings Plan for its Canadian employees. Company contributions made and expensed in operations in connection with the plan during the nine months ended September 30, 2016 and 2015 amounted to $15,770 and $11,999, respectively.

12. Contract Research Agreements

In March 2012, the Company executed a contract research agreement with Tethys Aquaculture Canada Inc. (“TAC”), to provide AquaBounty with the resources required for its ongoing development needs. Under the terms of the extended agreement, TAC will provide services to the Company through September 30, 2016 and on a project-related basis thereafter. Total costs incurred under the terms of this agreement for the nine months ended September 30, 2016 and 2015 amounted to $103,208 and $229,445, respectively and is included as a component of research and development expense in the Consolidated Statements of Operations and Comprehensive Loss.

In February 2015, the Company executed a contract research agreement with the Center for Aquaculture Technologies, Inc. (“CAT”) to provide research services for a specific project. Under the terms of the extended agreement, CAT will provide services to the Company through December 31, 2016. Total costs incurred under the terms of this agreement for the nine months ended September 30, 2016 and 2015 amounted to $130,250 and $138,787, respectively and is included as a component of research and development expense in the Consolidated Statements of Operations and Comprehensive Loss.

13. Related Party Collaboration Agreement

In February 2013, the Company entered into an Exclusive Channel Collaboration agreement (“ECC”) with Intrexon Corporation, its majority shareholder, pursuant to which the Company will use Intrexon’s UltraVector® and other technology platforms to develop and commercialize additional genetically modified traits in finfish for human consumption. The ECC, which can be terminated by the Company upon 90 days’ written notice, grants the Company a worldwide license to use specified patents and other intellectual property of Intrexon in connection with the research, development, use, importing, manufacture, sale and offer for sale of products involving DNA administered to finfish for human consumption. Such license is exclusive with respect to any clinical development, selling, offering for sale or other commercialization of developed products, and otherwise is non-exclusive.

Under the ECC and subject to certain exceptions, the Company is responsible for, among other things, the performance of the program, including development, commercialization and certain aspects of manufacturing developed products. Among other things, Intrexon is responsible for the costs of establishing manufacturing capabilities and facilities for the bulk manufacture of certain products developed under the program, certain other aspects of manufacturing, costs of discovery-stage research with respect to platform improvements and costs of filing, prosecution and maintenance of Intrexon’s patents.

The Company will pay Intrexon quarterly 16.66% of the gross profits calculated under the terms of the agreement for each developed product. The Company has likewise agreed to pay Intrexon 50% of quarterly revenue obtained from a sublicensor in the event of a sublicensing arrangement. In addition, the Company will reimburse Intrexon for the costs of certain services provided by Intrexon. No royalties have been paid to Intrexon to date under the terms of this agreement.

AquaBounty Technologies, Inc. Financial Statements	F-11

Total Intrexon service costs incurred under the terms of this agreement for the nine months ended September 30, 2016 and 2015 amounted to $717,141 and $814,565, respectively and are included as a component of research and development expense in the Consolidated Statements of Operations and Comprehensive Loss. Included in accounts payable and accrued liabilities at September 30, 2016 and December 31, 2015 are amounts due to Intrexon under the ECC totalling $100,000 and $79,388, respectively.

14. Recently Issued Accounting Standards

In August 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2014-15 “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” The core principle of the guidance is that an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued. When management identifies conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern, management should consider whether its plans that are intended to mitigate those relevant conditions or events that will alleviate the substantial doubt are adequately disclosed in the footnotes to the financial statements. This guidance will be effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company is currently evaluating the impact of adopting this ASU on the financial statements.

In April 2015, the FASB issued ASU 2015-03, ‘Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs”. ASU 2015-03 is intended to simplify the presentation of debt issuance costs. These amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. This new guidance is effective for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years. This ASU did not have an impact on the Company’s financial statements.

In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes” which requires that deferred tax liabilities and assets be classified as noncurrent on the balance sheet. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by this guidance. ASU 2015-17 is effective for annual and interim periods beginning after December 15, 2016 but early application is permitted and the guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented.

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires a lessee to recognize lease liabilities for the lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis, and right-of-use assets, representing the lessee’s right to use, or control the use of, specified assets for the lease term. Additionally, the new guidance has simplified accounting for sale and leaseback transactions. Lessor accounting is largely unchanged. The ASU is effective for fiscal years beginning after December 15, 2018. Early application is permitted.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation – Stock Compensation”. The areas for simplification in this update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public entities, the amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The Company is currently evaluating the impact of adopting this ASU on the financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows”, which provides specific guidance on eight cash flow classification issues. For public entities, the amendments in this update are effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The Company is currently evaluating the impact of adopting this ASU on the financial statements.

AquaBounty Technologies, Inc. Financial Statements	F-12

Management does not expect any other recently issued, but not yet effective, accounting standards to have a material effect on its results of operations or financial condition.

15. Subsequent Events

There were no subsequent events requiring accrual or disclosure in these financial statements.

AquaBounty Technologies, Inc. Financial Statements	F-13

AquaBounty Technologies, Inc.

Consolidated financial statements

As of 31 December 2015 and 2014 and for each of the three

years in the period ended 31 December 2015.

F-14

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of AquaBounty Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of AquaBounty Technologies, Inc. as of 31 December 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended 31 December 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AquaBounty Technologies, Inc. as of 31 December 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2015, in conformity with US generally accepted accounting principles.

Wolf & Company, P.C.

Boston, Massachusetts

23 February 2016

AquaBounty Technologies, Inc. Financial Statements	F-15

AquaBounty Technologies, Inc.

Consolidated balance sheets

As of 31 December	Note	2015	2014
ASSETS
Current assets:
Cash and cash equivalents		$1,313,421	$5,163,262
Certificate of deposit		10,339	12,353
Other receivables		41,897	26,717
Prepaid expenses and other assets	6	109,898	101,679
Total current assets		1,475,555	5,304,011
Property, plant and equipment, net	4	741,340	913,703
Definite lived intangible assets, net	5	206,381	177,119
Indefinite lived intangible assets		191,800	191,800
Other assets	6	21,628	21,628
Total assets		$2,636,704	$6,608,261
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	7	$621,909	$677,162
Total current liabilities		621,909	677,162
Long-term debt	8	2,070,366	2,421,720
Total liabilities		2,692,275	3,098,882
Commitments and contingencies	11
Stockholders’ equity (deficit):	9
Common stock, $0.001 par value, 200,000,000 shares authorized; 157,425,309 (2014: 144,537,265) shares outstanding		157,425	144,537
Additional paid-in capital		90,816,636	87,591,702
Accumulated other comprehensive loss		(226,432)	(455,172)
Accumulated deficit		(90,803,200)	(83,771,688)
Total stockholders’ equity (deficit)		(55,571)	3,509,379
Total liabilities and stockholders’ equity (deficit)		$2,636,704	$6,608,261

See accompanying notes to the consolidated financial statements and report of the independent registered public accounting firm.

AquaBounty Technologies, Inc. Financial Statements	F-16

AquaBounty Technologies, Inc.

Consolidated statements of operations and comprehensive loss

Years ended 31 December	Note	2015	2014	2013
COSTS AND EXPENSES
Sales and marketing		$1,694,916	$1,444,628	$678,153
Research and development		2,635,289	2,497,935	1,895,056
General and administrative		2,696,369	3,192,716	2,302,279
Total costs and expenses		7,026,574	7,135,279	4,875,488
OPERATING LOSS		(7,026,574)	(7,135,279)	(4,875,488)
OTHER INCOME (EXPENSE)
Gain on royalty based financing instrument	8	—	—	186,980
Interest and other income (expense), net		(4,938)	7,904	(530)
Total other income (expense)		(4,938)	7,904	186,450
NET LOSS		$(7,031,512)	$(7,127,375)	$(4,689,038)

OTHER COMPREHENSIVE INCOME
Foreign currency translation gain		228,740	111,138	93,891
Total other comprehensive income		228,740	111,138	93,891
COMPREHENSIVE LOSS		$(6,802,772)	$(7,016,237)	$(4,595,147)

Basic and diluted net loss per share		$(0.05)	$(0.05)	$(0.04)
Weighted average number of common shares – basic and diluted		151,122,602	140,389,712	120,613,246

See accompanying notes to the consolidated financial statements and report of the independent registered public accounting firm.

AquaBounty Technologies, Inc. Financial Statements	F-17

AquaBounty Technologies, Inc.

Consolidated statements of changes in stockholders’ equity (deficit)

	Common stock issued and outstanding	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total
Balance at 31 December 2012	102,255,688	$102,256	$71,733,509	$(660,201)	$(71,955,275)	$(779,711)
Net loss					(4,689,038)	(4,689,038)
Other comprehensive income				93,891		93,891
Issuance of common stock, net of expenses	22,883,295	22,883	5,702,724			5,725,607
Exercise of options for common stock	29,500	29	3,971			4,000
Exercise of options for common stock – cashless	71,771	72	(72)			—
Share based compensation	65,217	65	142,078			142,143

Balance at 31 December 2013	125,305,471	$125,305	$77,582,210	$(566,310)	$(76,644,313)	$496,892

Net loss					(7,127,375)	(7,127,375)

Other comprehensive income				111,138		111,138

Issuance of common stock, net of expenses	19,040,366	19,041	9,724,445			9,743,486

Exercise of options for common stock	120,000	120	12,180			12,300
Share based compensation	71,428	71	272,867			272,938
Balance at 31 December 2014	144,537,265	$144,537	$87,591,702	$(455,172)	$(83,771,688)	$3,509,379
Net loss					(7,031,512)	(7,031,512)
Other comprehensive income				228,740		228,740
Issuance of common stock, net of expenses	12,728,044	12,728	2,987,272			3,000,000
Share based compensation	160,000	160	237,662			237,822
Balance at 31 December 2015	157,425,309	$157,425	$90,816,636	$(226,432)	$(90,803,200)	$(55,571)

See accompanying notes to the consolidated financial statements and report of the independent registered public accounting firm.

AquaBounty Technologies, Inc. Financial Statements	F-18

AquaBounty Technologies, Inc.

Consolidated statements of cash flows

Years ended 31 December	2015	2014	2013
OPERATING ACTIVITIES
Net loss	$(7,031,512)	$(7,127,375)	$(4,689,038)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	105,952	140,742	147,101
Share-based compensation	237,822	272,938	142,143
Gain on royalty based financing instrument	—	—	(186,980)
Gain on disposal of fixed asset	(1,912)	—	—
Changes in operating assets and liabilities:
Other receivables	(21,195)	48,054	(57,264)
Prepaid expenses and other assets	(12,421)	117,876	(94,935)
Accounts payable and accrued liabilities	(25,032)	(13,135)	281,345
Net cash used in operating activities	(6,748,298)	(6,560,900)	(4,457,628)
INVESTING ACTIVITIES
Purchases of equipment	(74,113)	(116,911)	(99,500)
Paid out (reinvested) interest on certificate of deposit	—	—	(6)
Payment of patent costs	(30,372)	(35,340)	(42,249)
Net cash used in investing activities	(104,485)	(152,251)	(141,755)
FINANCING ACTIVITIES
Proceeds from issuance of bridge loan	—	—	300,000
Repayment of bridge loan	—	—	(500,000)
Proceeds from issuance of long-term debt	44,004	268,491	665,199
Repayment of other term debt	—	—	(68,327)
Proceeds from issuance of common stock, net	3,000,000	9,743,486	5,725,607
Proceeds from exercise of stock options	—	12,300	4,000
Net cash provided by financing activities	3,044,004	10,024,277	6,126,479
Effect of exchange rate changes on cash and cash equivalents	(41,062)	(23,613)	132
Net change in cash and cash equivalents	(3,849,841)	3,287,513	1,527,228
Cash and cash equivalents at beginning of year	5,163,262	1,875,749	348,521
Cash and cash equivalents at end of year	$1,313,421	$5,163,262	$1,875,749
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid in cash	$10	$62	$4,223

See accompanying notes to the consolidated financial statements and report of the independent registered public accounting firm.

AquaBounty Technologies, Inc. Financial Statements	F-19

AquaBounty Technologies, Inc.

Notes to the consolidated financial statements

for the years ended 31 December 2015, 2014 and 2013

1. Nature of business and organization

Nature of business

AquaBounty Technologies, Inc. (the “Parent”) was incorporated in December 1991 in the State of Delaware for the purpose of conducting research and development of the commercial viability of a group of proteins commonly known as antifreeze proteins (AFPs). In 1996, the Parent obtained the exclusive licensing rights for a gene construct (transgene) used to create a breed of farm-raised Atlantic salmon that exhibit growth rates that are substantially faster than traditional salmon.

In 2015, the Parent obtained approval from the US Food and Drug Administration for the production, sale and consumption of its AquAdvantage® Salmon product in the United States.

AquaBounty Canada, Inc. (the “Canadian Subsidiary”) was incorporated in January 1994 in Canada for the purpose of establishing a commercial biotechnology laboratory to conduct research and development programs related to the Parent’s technologies.

AquaBounty Panama, S. de R.L. (the “Panama Subsidiary”) was incorporated in May 2008 in Panama for the purpose of conducting commercial trials of the Company’s AquAdvantage Salmon.

AquaBounty Farms, Inc. (the “US Subsidiary”) was incorporated in December 2014 in the State of Delaware for the purpose of conducting commercial trials of the Company’s AquAdvantage Salmon.

AquaBounty Brasil Participacoes Ltda. (the “Brazil Subsidiary”) was incorporated in May 2015 in Brazil for the purpose of conducting commercial trials of the Company’s AquAdvantage Salmon.

Basis of consolidation

The consolidated financial statements include the accounts of AquaBounty Technologies, Inc. and its wholly owned subsidiaries, AquaBounty Canada, Inc., AquaBounty Panama, S. de R.L., AquaBounty Farms, Inc. and AquaBounty Brasil Participacoes Ltda. The entities are collectively referred to herein as the “Company.” All inter-company transactions and balances have been eliminated upon consolidation.

Liquidity and Management’s Plan

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced net losses and negative cash flows from operations since its inception and has cumulative losses attributable to common stockholders of $90.8 million and a total stockholders’ deficit of $0.1 million as of 31 December 2015. The Company has historically financed its operations through issuances of equity and the proceeds of debt instruments and will continue to do so until such time that the Company is able to achieve positive cash flows from operations. In June 2015, the Company closed on a fundraising resulting in net proceeds of $3.0 million.

The Company continues to actively pursue various funding options, including equity offerings, to obtain additional funds to continue the development of its products and bring them to commercial markets. Management continues to assess fundraising opportunities to ensure minimal dilution to its existing shareholder base and to obtain the best price for its securities. In February 2016, the Company agreed to a convertible debt facility with a maximum credit line of $10.0 million (Note 17). Absent further financing, this amount is expected to be sufficient to fund the Company to March 2017.

Management is optimistic based upon its ability to raise funds in prior years, through common stock offerings, that it will be able to raise additional funds in the future. If the Company is unable to raise additional capital as may be needed to meet its projections for operating expenses, it could have a material adverse effect on liquidity. These financial statements do not include any adjustments relating to the recoverability of recorded asset amounts that might be necessary as a result of the above uncertainty.

AquaBounty Technologies, Inc. Financial Statements	F-20

2. Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Comprehensive loss

The Company displays comprehensive loss and its components as part of its consolidated financial statements. Comprehensive loss consists of net loss and other comprehensive income (loss). Other comprehensive income (loss) includes foreign currency translation adjustments.

Foreign currency translation

The functional currency of the Parent is the US Dollar. The functional currency of the Canadian Subsidiary is the Canadian Dollar (C$) and the functional currency of the Panama, US and Brazil Subsidiaries is the US Dollar. For the Canadian Subsidiary, assets and liabilities are translated at the exchange rates in effect at the balance sheet date, equity accounts are translated at the historical exchange rate and the income statement accounts are translated at the average rate for each period during the year. Net translation gains or losses are adjusted directly to a separate component of other comprehensive income (loss) within stockholders’ equity (deficit).

Cash equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of business savings accounts.

Certificate of deposit

The Company has a six-month certificate of deposit at December 31, 2015 and 2014 that currently bears interest at 0.45%. It is renewable semi-annually in January and July.

Intangible assets

Definite lived intangible assets include patents and licenses. Patent costs consist primarily of legal and filing fees incurred to file patents on proprietary technology developed by the Company. Patent costs are amortized on a straight-line basis over 20 years beginning with the filing date of the applicable patent. License fees are capitalized and expensed over the term of the licensing agreement.

Indefinite lived intangible assets include trademark costs, which are capitalized with no amortization as they have an indefinite life.

Property, plant and equipment

Property, plant and equipment are carried at cost, except for those owned by the Canadian Subsidiary, which records such assets net of any related Canadian government grants received. The Company depreciates all asset classes over their estimated useful lives.

Building	25 years
Equipment	7–10 years
Office furniture and equipment	3 years
Leasehold improvements	shorter of asset life or lease term
Vehicles	3 years

Impairment of long-lived assets

The Company reviews the carrying value of its long-lived tangible assets and definite lived intangible assets on an annual basis or more frequently if facts and circumstances suggest that they may be impaired. The carrying values of such assets are considered impaired when the anticipated identifiable undiscounted cash flows from such assets are less than their carrying values. An impairment loss, if any, is recognized in the amount of the difference between the carrying amount and fair value.

Indefinite lived intangible assets are subject to impairment testing annually or more frequently if impairment indicators arise. The Company’s impairment testing utilizes a discounted cash flow analysis that requires

AquaBounty Technologies, Inc. Financial Statements	F-21

significant management judgment with respect to revenue and expense growth rates, changes in working capital and the selection and use of the appropriate discount rate. An impairment loss is recognized in the amount of the difference between the carrying amount and fair value.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. A valuation allowance is established to reduce net deferred tax assets to the amount expected to be realized. The Company follows accounting guidance regarding the recognition, measurement, presentation and disclosure of uncertain tax positions in the financial statements. Tax positions taken or expected to be taken in the course of preparing the Company’s tax returns are required to be evaluated to determine whether the tax positions are “more likely than not” to be upheld under regulatory review. The resulting tax impact of these tax positions is recognized in the financial statements based on the results of this evaluation. The Company did not recognize any tax liabilities associated with uncertain tax positions, nor has it recognized any interest or penalties related to unrecognized tax positions. Generally, the Company is no longer subject to federal and state tax examinations by tax authorities for years before 2012.

Royalty based financing instruments

From time to time the Company will enter into financing arrangements whereby the funds received will be repaid through future royalties from revenues at agreed-upon royalty rates. Amounts to be paid may be in excess of amounts borrowed. Additionally, in certain instances the repayment terms have expiration dates. The Company records outstanding borrowings under these arrangements as long-term debt liabilities and adjusts the balance based on the likelihood of future repayment, taking into consideration the terms of the individual arrangements.

Net loss per share

Basic and diluted net loss per share available to common stockholders has been calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Basic net loss is based solely on the number of common shares outstanding during the year. Fully diluted net loss per share includes the number of shares of common stock issuable upon the exercise of warrants and options with an exercise price less than the fair value of the common stock. Since the Company is reporting a net loss for all periods presented, all potential common shares are considered anti-dilutive and are excluded from the calculation of diluted net loss per share.

Share-based compensation

The Company measures and recognizes all share-based payment awards, including stock options made to employees and Directors, based on estimated fair values. The fair value of a share-based payment award is estimated on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company’s consolidated statement of operations. The Company uses the Black-Scholes option pricing model (“Black-Scholes”) as its method of valuation. Non-employee stock-based compensation is accounted for using Black-Scholes to determine the fair value of warrants or options awarded to non-employees with the fair value of such issuances expensed over the period of service.

3. Risks and uncertainties

The Company is subject to risks and uncertainties common in the biotechnology and aquaculture industries. Such risks and uncertainties include, but are not limited to: (i) results from current and planned product development studies and trials; (ii) decisions made by the FDA or similar regulatory bodies in other countries with respect to approval and commercial sale of any of the Company’s proposed products; (iii) the commercial acceptance of any products approved for sale and the Company’s ability to manufacture, distribute and sell for a profit any products approved for sale; (iv) the Company’s ability to obtain the necessary patents and proprietary rights to effectively protect its technologies; and (v) the outcome of any collaborations or alliances entered into by the Company.

Concentration of credit risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash equivalents and marketable securities. This risk is minimized by the Company’s policy of investing in financial instruments with short-term maturities issued by highly rated financial institutions. The Company’s cash balances may at times exceed insurance limitations.

AquaBounty Technologies, Inc. Financial Statements	F-22

Financial instruments

The carrying amounts reported in the consolidated balance sheets for other receivables and accounts payable approximate fair value based on the short-term maturity of these instruments. The carrying value of debt approximates its fair value since it provides for market terms and interest rates other than as disclosed in Note 8 related to royalty-based financing instruments. These royalty based financing instruments are adjusted at each reporting period to the amounts the Company expects to repay.

The Company groups its financial instruments measured at fair value, if any, in three levels, based on markets in which the instruments are traded and the reliability of the assumptions used to determine fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

Financial instruments with readily available quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The three levels of the fair value hierarchy are as follows:

Level 1: Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs derived principally from, or can be corroborated by, observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, the input used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

4. Property, plant and equipment

Major classifications of property, plant and equipment are summarized as follows:

	2015	2014
Land	$73,158	$87,264
Building and improvements	1,143,384	1,356,463
Equipment	553,231	623,885
Office furniture and equipment	77,697	77,769
Vehicles	26,367	12,372
Total property and equipment	1,873,837	2,157,753
Less accumulated depreciation and amortization	(1,132,497)	(1,244,050)
Property, plant and equipment	$741,340	$913,703

Depreciation and amortization expense for 2015 on property, plant and equipment was $104,842 (2014: $140,742; 2013: $144,126).

AquaBounty Technologies, Inc. Financial Statements	F-23

5. Definite lived intangible assets

The following is a summary of definite lived intangible assets at 31 December 2015 and 2014:

	2015	2014
Patents, gross	$211,705	$181,333
Less accumulated amortization	(5,324)	(4,214)
Patents, net	206,381	177,119
Licenses, gross	30,000	30,000
Less accumulated amortization	(30,000)	(30,000)
Licenses, net	—	—
Total definite lived intangible assets	$206,381	$177,119

Patent amortization expense for 2015 was $1,110 (2014: $0; 2013: $2,975). Estimated amortization expense for each of the next four years is $13,320. Licenses were fully amortized as of December 31, 2012

6. Prepaid expenses and other assets

Prepaid expenses and other assets include the following at 31 December 2015 and 2014:

	2015	2014
Prepaid insurance	$30,031	$25,089
Prepaid supplies	13,837	17,629
Prepaid professional services	32,086	30,321
Prepaid rent and lease deposits, short-term (Note 11)	17,841	28,640
Prepaid other	16,103	—
Prepaid expenses and other assets	$109,898	$101,679
Long-term investment	21,628	21,628
Other assets	$21,628	$21,628

Long–term investment consists of 216,281 shares of common stock of A/F Protein, Inc. (AFP), equating to less than 1% ownership, with a cost basis of $21,628, which the Company believes to be the best estimate of market value. AFP and the Company have certain shareholders in common.

7. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities include the following at 31 December 2015 and 2014:

	2015	2014
Accounts payable	$157,272	$137,625
Accrued payroll including vacation	263,851	237,543
Accrued professional fees	82,036	147,798
Accrued research and development costs	100,583	134,776
Accrued other	18,167	19,420
Accounts payable and accrued liabilities	$621,909	$677,162

AquaBounty Technologies, Inc. Financial Statements	F-24

8. Long-term debt

The current terms and conditions of long-term debt outstanding at 31 December 2015 and 2014 are as follows:

Loan source	Amount	Interest rate	Monthly payment/ repayment terms	Maturity date	2015	2014
Royalty-based financing:
ACOA AIF grant	C$2,871,919	0%	Royalties	—	$2,070,366	$2,421,720
TPC funding	C$2,964,900	0%	Royalties	June 2014	—	—
Long-term debt					$2,070,366	$2,421,720

Atlantic Canada Opportunities Agency (ACOA)

ACOA is a Canadian government agency that provides funding to support the development of businesses and to promote employment in the Atlantic region of Canada.

In January 2009, the Canadian Subsidiary was awarded a grant from ACOA to provide a contribution towards the funding of a research and development project. The total amount available under the award was C$2,871,900 which could be claimed over a five-year period. All amounts claimed by the Canadian Subsidiary must be repaid in the form of a 10% royalty on any products that are commercialized out of this research project, until the loan is fully paid. During 2015, the Canadian Subsidiary submitted claims and received funds in the amount of C$55,638 (2014: C$292,318). No repayments have been made to date. Cumulative draws on this award aggregate C$2,871,919 and there are no funds remaining available under this award at 31 December 2015.

Technology Partnership Canada (TPC)

TPC is a Canadian government agency that provides funding to promote economic growth and create jobs in Canada.

In November 1999, TPC agreed to provide funding up to C$2,964,900 to support the Canadian Subsidiary’s efforts to develop commercial applications of its transgenic growth-enhanced fin fish technology. Funding under the TPC funding agreement was completed in 2003. This amount was repayable to TPC in the form of a 5.2% royalty on revenues generated from the sale of transgenic growth-enhanced fin fish commercial products. However, the Canadian Subsidiary would have no further repayment obligations after 30 June 2014 even if the total amount had not been repaid as of such date. In 2013, management concluded that the probable amount owed would be C$nil as no revenue would be generated to pay back the outstanding balance prior to the loan termination date. As a result, the balance owed to TPC was adjusted to C$nil and the Company recognized a gain of C$200,000 in 2013 (US$186,980 after foreign exchange adjustment).

The Company recognized interest expense in 2015 of $nil (2014: $nil; 2013: $3,877) on their interest-bearing debt.

9. Stockholders’ equity

The Company is presently authorized to issue up to 240 million shares of stock, of which 40 million are authorized as preferred stock and 200 million as common stock. At 31 December 2015 the Company had zero shares (2014: zero) of preferred stock and 157,425,309 shares (2014: 144,537,265) of common stock, issued and outstanding.

Common stock

The holders of the common stock are entitled to one vote for each share held at all meetings of stockholders. Dividends and distribution of assets of the Company in the event of liquidation are subject to the preferential rights of any outstanding preferred shares. At 31 December 2015 the Company had reserved 5,382,000 shares of common stock for the exercise of options.

Recent issuances

In June 2015 the Board approved a fundraising of $3.0 million by means of a subscription for new common shares by the Company’s majority shareholder, Intrexon Corporation. The subscription price was $0.2357 (15.0 pence) per share, which represented the closing price of the Company’s stock on 23 June 2015, and the aggregate number of common shares subscribed was 12,728,044. The transaction closed on 30 June 2015.

AquaBounty Technologies, Inc. Financial Statements	F-25

In February 2015 the Company issued 160,000 shares of restricted common stock, which vest over three years, as part of the compensation package for the Chairman of the Board of Directors. The fair value of the common stock issued was $30,976 and the Company recorded a compensation charge in 2015 of $8,604 in connection with the issuance. An expense of $22,372 will be amortized over the remaining vesting term. At 31 December 2015, 44,442 shares had vested.

In July 2014 the Company issued 71,428 shares of common stock as part of the compensation package for the Chairman of the Board of Directors. The Company recorded a compensation charge of $25,577 in connection with the issuance, which fully vested during 2014.

In January 2014 the Board approved a fundraising of $10.0 million before expenses by means of a subscription for new common shares by the Company’s majority shareholder, Intrexon Corporation. The subscription price was $0.5252 (31.5 pence) per share, which represented the closing price of the Company’s stock on 4 March 2014, and the aggregate number of common shares subscribed was 19,040,366. The transaction closed on 20 March 2014 with net proceeds to the Company of $9.74 million.

In July 2013 the Company issued 65,217 shares of common stock as part of the compensation package for the Chairman of the Board of Directors. The Company recorded a compensation charge of $22,812 in connection with the issuance, which fully vested during 2013.

In February 2013 the Board approved a fundraising of approximately £3.9 million (US$6.0 million) before expenses by means of a subscription for new common shares by certain existing shareholders. The subscription price was 16.89 pence per share ($0.2622) and the aggregate number of common shares subscribed was 22,883,295. The transaction closed on 15 March 2013 with net proceeds to the Company of $5.73 million.

Stock options

In 1998 the Company established a stock option plan. This plan was superseded by the 2006 Equity Incentive Plan (the “Plan”). The Plan provides for the issuance of incentive stock options to employees of the Company and non-qualified stock options and awards of restricted and direct stock purchases to Directors, officers, employees and consultants of the Company.

The Company’s option activity under the Plan is summarized as follows:

	Number of options	Weighted average exercise price
Outstanding at 31 December 2012	7,202,000	$0.28
Issued	596,000	0.27
Exercised	(162,000)	0.12
Expired and forfeited	(1,012,000)	0.51
Outstanding at 31 December 2013	6,624,000	$0.25
Issued	872,000	0.75
Exercised	(120,000)	0.10
Expired and forfeited	(29,000)	0.33
Outstanding at 31 December 2014	7,347,000	$0.31
Issued	425,000	0.20
Expired and forfeited	(2,390,000)	0.40
Outstanding at 31 December 2015	5,382,000	$0.26
Exercisable at 31 December 2015	4,320,333	$0.21

AquaBounty Technologies, Inc. Financial Statements	F-26

The following table summarizes information about options outstanding and exercisable at 31 December 2015:

Weighted average price of outstanding options	Number of options outstanding	Weighted average remaining estimated life (in years)	Number of options exercisable	Weighted average price of exercisable options
$0.11	2,635,000	3.5	2,635,000
$0.12	24,000	6.5	24,000
$0.19	320,000	9.2	—
$0.23	873,500	5.5	773,500
$0.25	490,000	7.3	338,332
$0.32	24,000	4.8	24,000
$0.33	24,000	2.5	24,000
$0.35	48,000	7.5	48,000
$0.36	72,000	8.5	72,000
$0.65	76,500	1.5	76,500
$0.78	795,000	8.1	305,001
	5,382,000		4,320,333	$0.21

Unless otherwise indicated, options issued to employees, members of the Board of Directors and non-employees are vested over one to three years and are exercisable for a term of ten years from the date of issuance.

The weighted average fair value of stock options granted in 2015 was $0.14 (2014: $0.58; 2013: $0.27). The total intrinsic value of options exercised in 2015 was $0 (2014: $40,428; 2013: $3,254). At 31 December 2015, the total intrinsic value of all options outstanding was $934,081 (2014: $442,475), the total intrinsic value of exercisable options was $844,224 (2014: $438,226), and the total number of shares available for grant under the Plan was 10,360,531 (2014: 9,481,727).

The fair values of stock option grants to employees and members of the Board of Directors during 2015, 2014 and 2013 were measured on the date of grant using Black-Scholes, with the following weighted average assumptions:

	2015	2014	2013
Expected volatility	88%	105%	160%
Risk-free interest rate	1.54%	1.67%	1.05%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life (in years)	5	5	5

The risk-free interest rate is estimated using the Federal Funds interest rate for a period that is commensurate with the expected term of the awards. The expected dividend yield is zero because the Company has never paid a dividend and does not expect to do so for the foreseeable future. The expected life was based on a number of factors including historical experience, vesting provisions, exercise price relative to market price and expected volatility. The Company believes that all groups of employees demonstrate similar exercise and post-vesting termination behavior and, therefore, does not stratify employees into multiple groups. The expected volatility was estimated using the Company’s historical price volatility over a period that is commensurate with the expected term of the awards.

Total share-based compensation on stock-option grants amounted to $229,218 in 2015 (2014: $247,361; 2013: $119,331). At 31 December 2015, the balance of unearned share-based compensation to be expensed in future periods related to unvested share-based awards is $180,808. The period over which the unearned share-based compensation is expected to be earned is approximately three years.

AquaBounty Technologies, Inc. Financial Statements	F-27

Share-based compensation

The following table summarizes share-based compensation costs recognized in the Company’s Consolidated Statements of Operations and Comprehensive Loss for the years ended 31 December 2015, 2014 and 2013:

	2015	2014	2013
Research and development	$6,699	$29,910	$6,454
Sales and marketing	75,843	75,843	17,645
General and administrative	155,280	167,185	118,044
Total share-based compensation	$237,822	$272,938	$142,143

10. Income taxes

As at 31 December 2015, the Company has net domestic operating loss carryforwards of approximately $17.1 million to offset future federal taxable income, which expires at various times through the year 2033. The future utilization of the net operating loss and tax credit carryforwards, however, is subject to annual use limitations based on the change in stock ownership rules of Internal Revenue Code Sections 382 and 383. The Company experienced a change in ownership under these rules during 2012 and revised its calculation of net operating loss carryforwards based on annual limitation rules. The Company also has foreign net operating loss carryforwards in the amount of approximately $4.7 million and foreign research and development expenses and tax credits of approximately $8.4 million at 31 December 2015, which expire at various times commencing in 2018. Since the Company has incurred only losses from inception and there is uncertainty related to the ultimate use of the loss carryforwards and tax credits, a valuation allowance has been recognized to offset the Company’s deferred tax assets and no benefit for income taxes has been recorded.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2015	2014
Deferred tax assets (liabilities):
Net operating loss carryforwards	$8,278,676	$6,404,747
Foreign research and development expenses and tax credit carryforwards	4,113,960	2,890,390
Property and equipment	374,253	410,626
Accounts receivable and other	400	400
Stock options	163,109	711,149
Accrued vacation	33,014	28,944
Accrued compensation	—	46,289
Intangible assets	(172,189)	(157,959)
Total deferred tax assets	12,791,223	10,334,586
Valuation allowance	(12,791,223)	(10,334,586)
Net deferred tax assets	$—	$—

The valuation allowance increased by $2,456,637 during 2015 and increased by $1,678,114 during 2014. The increase in 2015 was due primarily to an increase in deferred tax assets for foreign tax credits, offset by a decrease in stock options. The increase in 2014 was due primarily to an increase in deferred tax assets for net operating loss carryforwards and stock options, offset by a decrease in foreign research and development tax credit carryforwards.

11. Commitments and contingencies

The Company recognizes and discloses commitments when it enters into executed contractual obligations with other parties. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

AquaBounty Technologies, Inc. Financial Statements	F-28

Lease commitments

Panama

In 2008, the Company established a subsidiary in Panama for the purpose of conducting commercial field trials of one of its products. The Company entered into a land lease agreement for a term of five years commencing 1 October 2008. Lease extensions were executed in 2013, 2014 and 2015. The current extension has a term of one year with total rent payments of $180,000.

Headquarters

In February 2012, the Company signed a one-year lease for office space in Maynard, Massachusetts for its corporate headquarters for a total of $17,901. In March 2013, this lease was extended for an additional three years at a total cost of $59,670.

Total rent expense under non-cancelable operating leases in 2015 was $200,636 (2014: $349,641; 2013: $165,170). Future minimum commitments under the Company’s operating leases are $110,221 all of which will be expensed in 2016.

License agreements

The Company was a party to a license agreement with Genesis Group, Inc. related to the Company’s transgenic fish program. Under the terms of this agreement, the Company was required to make an annual royalty payment of $25,000 or revenue-based royalty payments equal to 5% of any gross revenues generated from products that utilize the technology covered under the license agreement.

No revenue-based royalty payments were ever made under the original agreement. In consideration for a worldwide, royalty-free, fully paid-up, sub-licensable, assignable, non-exclusive right and license to the transgenic fish technology, the Company agreed to pay to Genesis Group, Inc. a one-time payment of C$150,000 (US$140,235). This amount was included as a component of accounts payable and accrued liabilities at 31 December 2013 and was paid in full during 2014.

Royalty obligations

As discussed in Note 8, the Canadian Subsidiary was obligated to pay royalties to TPC in an amount equal to 5.2% of gross sales generated from the sale of any transgenic growth- enhanced fin fish commercial products. Such royalties were payable until the earlier of: (i) 30 June 2014; or (ii) until cumulative royalties of C$5,750,000 had been paid. No royalty payments were made and the agreement terminated on 30 June 2014.

As discussed in Note 8, the Canadian subsidiary is obligated to pay royalties to ACOA in an amount equal to 10% of gross sales generated from the sale of any new products that are developed through the research project that is being co-funded by ACOA. This royalty is for the repayment of the funds contributed by ACOA to the Canadian Subsidiary through the AIF grant. The first scheduled repayment was 30 June 2015 and subsequent repayments are due annually until the full balance of the contributed funds is paid. The Company did not generate any revenue from the sale of products related to this research during 2014 or 2015 and therefore did not make a royalty payment during 2015 and does not expect to make a royalty payment during 2016. The total amount outstanding at 31 December 2015 is C$2,871,919 (US$2,070,366).

Employment agreements

The Company has employment agreements with certain of its officers. The agreements provide for base pay and benefits, as defined. Under certain circumstances of termination, the Company must make severance payments.

Contracts

From time to time, the Company enters into agreements for the delivery of services necessary for its operations. These contracts are typically for a specific service to be performed for an agreed price in a specified timeframe.

12. Retirement plan

The Company has a savings and retirement plan for its US employees which qualifies under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees and provides for voluntary contributions by participating employees up to the maximum contribution allowed under the Internal Revenue Code. Contributions by the Company can be made, as determined by the Board of Directors, provided the amount does not exceed the maximum permitted by the Internal Revenue Code. Company contributions made and expensed in operations in connection with the plan during the year ended 31 December 2015 amounted to $29,931 (2014: $24,018; 2013: $21,788).

AquaBounty Technologies, Inc. Financial Statements	F-29

The Company also has a Registered Retirement Savings Plan for its Canadian employees. Company contributions made and expensed in operations in connection with the plan during the year ended 31 December 2015 amounted to $16,274 (2014: $16,566; 2013: $14,312).

13. Government Assistance

From time to time, the Company receives government assistance in the form of research grants, which are recorded as a reduction of the related expenditures. During 2015, grants of $70,338 (2014: $192,773; 2013: $203,787) were recorded as a reduction of expenditures. There were no amounts due to the Company under research grants at 31 December 2015 and 2014. All government assistance is subject to periodic audit by the agency involved in the grant.

14. Contract Research Agreement

In March 2012, the Company executed a contract research agreement with Tethys Aquaculture Canada Inc. (“TAC”), to provide the Company with the resources required for its ongoing development needs. Under the terms of the extended agreement, TAC will provide services to the Company through 30 April 2016. Total costs incurred under the terms of this agreement amounted to $287,246 in 2015 (2014: $338,993; 2013: $386,806) and are included as a component of research and development expense in the Consolidated Statements of Operations and Comprehensive Loss.

In February 2015, the Company executed a contract research agreement with the Center for Aquaculture Technologies, Inc. (“CAT”) to provide research services for a specific project. Under the terms of the agreement, CAT provided services to the Company through 31 December 2015. Total costs incurred amounted to $185,426 and are included as a component of research and development expense in the Consolidated Statements of Operations and Comprehensive Loss. The contract with CAT has been extended for 2016.

15. Related Party Collaboration Agreement

In February 2013, the Company entered into an Exclusive Channel Collaboration agreement (“ECC”) with Intrexon Corporation, its majority shareholder, pursuant to which the Company will use Intrexon’s UltraVector® and other technology platforms to develop and commercialize additional genetically modified traits in fin fish for human consumption. The ECC, which can be terminated by the Company upon 90 days’ written notice, grants the Company a worldwide license to use specified patents and other intellectual property of Intrexon in connection with the research, development, use, importing, manufacture, sale and offer for sale of products involving DNA administered to fin fish for human consumption. Such license is exclusive with respect to any clinical development, selling, offering for sale or other commercialization of developed products, and otherwise is non-exclusive.

Under the ECC and subject to certain exceptions, the Company is responsible for, among other things, the performance of the program, including development, commercialization and certain aspects of manufacturing developed products. Among other things, Intrexon is responsible for the costs of establishing manufacturing capabilities and facilities for the bulk manufacture of certain products developed under the program, certain other aspects of manufacturing, costs of discovery-stage research with respect to platform improvements and costs of filing, prosecution and maintenance of Intrexon’s patents.

The Company will pay Intrexon quarterly 16.66% of the gross profits calculated under the terms of the agreement for each developed product. The Company has likewise agreed to pay Intrexon 50% of quarterly revenue obtained from a sublicensor in the event of a sublicensing arrangement. In addition, the Company will reimburse Intrexon for the costs of certain services provided by Intrexon. No royalties were paid to Intrexon in 2015 and the Company does not expect to pay royalties in 2016.

Total Intrexon service costs incurred under the terms of this agreement amounted to $1,186,404 in 2015 (2014: $1,091,021; 2013: $453,304), of which $79,388 is included in accounts payable and accrued liabilities at 31 December 2015 (2014: $134,776), and is included as a component of research and development expense in the Consolidated Statements of Operations and Comprehensive Loss.

AquaBounty Technologies, Inc. Financial Statements	F-30

16. Recently Issued Accounting Standards

The Financial Accounting Standards Board (the “FASB”) has issued Accounting Standards Update (“ASU”) No. 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern which will be in effect for the year ending 31 December 2016 and interim periods thereafter. The ASU requires that management evaluate for each annual and interim reporting period whether it is probable that the entity will not be able to meet its obligations as they become due within one year after the date that financial statements are issued. The standard provides principles and definitions for management that are intended to reduce diversity in the timing and content of disclosures provided in financial statement footnotes. The Company is currently in the process of evaluating the impact of the adoption of this ASU on the consolidated financial statements.

17. Subsequent events

The Company has evaluated subsequent events occurring through 23 February 2016, which is the date the financial statements were available to be issued.

In February 2016, the Board approved a debt funding of $10.0 million by the Company’s majority shareholder, Intrexon. The facility matures on 1 March 2017 maturity, bears an interest rate of 10% and is convertible into the common shares of the Company.

AquaBounty Technologies, Inc. Financial Statements	F-31